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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 2004

REGISTRATION NO.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

GOLDEN OVAL EGGS, LLC
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2000 (Primary Standard Industrial Classification Code Number)	20-0422519 (I.R.S. Employer Identification Number)
340 Dupont Avenue NE Renville, Minnesota 56284 (320) 329-8182 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Golden Oval Eggs, LLC 340 Dupont Avenue NE Renville, Minnesota 56284 (320) 329-8182 (Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:
Mark J. Hanson, Esq. Ronald D. McFall, Esq. Lindquist & Vennum P.L.L.P. 4200 IDS Center Minneapolis, Minnesota 55402

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the conversion pursuant to the Agreement and Plan of Merger described herein have been satisfied or waived.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)

Class A Units	4,581,832	N/A	$30,875,000	$3,912

(1)
Based on an estimate of the maximum number of Class A units which will be issued in the proposed merger with Midwest Investors of Renville, Inc.

(2)
Calculated in accordance with Rule 457(f)(2) under the Securities Act of 1933 based on the book value on November 30, 2003 of the shares of common stock of Midwest Investors of Renville, Inc. to be cancelled in connection with the merger.

(3)
The registration fee is calculated as follows: .0001267 multiplied by the proposed maximum aggregate offering price.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROPOSED CONVERSION
of Midwest Investors of Renville, Inc., a Minnesota cooperative
(d.b.a. "Golden Oval Eggs")
to a Delaware limited liability company

Dear Member:

        Over the past several years, and particularly in recent months, the Board of Directors of Midwest Investors of Renville, Inc., a Minnesota cooperative (d.b.a. "Golden Oval Eggs") and its management have carefully analyzed Golden Oval's business and structure. As a result of that analysis, it became apparent that significant structural changes were appropriate. The cooperative structure has been beneficial in terms of some tax advantages and initial capitalization. However, we have reached a point where we need to consider a different operating structure in order to attract new equity capital. After carefully exploring alternatives, the Board of Directors has determined that it is in the best interests of the cooperative and its members to convert from a Minnesota cooperative to a Delaware limited liability company by merging the cooperative into a newly-formed Delaware limited liability company. We believe that the proposed conversion may create opportunities to enhance the value and improve the liquidity of members' equity interests.

        We cannot consummate the merger to effect the conversion without our members' approval. As described in the attached notice of special meeting, we will be holding a special meeting of members at      .m. on                        , 2004 at                                    , Minnesota for the purpose of approving the conversion. To vote, please complete and return the enclosed ballot in the envelope provided. Although we encourage you to vote by mail, you are invited to attend the special meeting and submit your ballot at that time. Your vote is very important. Our Board of Directors has approved the conversion and unanimously recommends that you vote "FOR" approval of the conversion. The affirmative vote of a majority of the votes cast, in person or by mail, at the special meeting is required to approve the conversion. No procedures exist for a member to revoke a ballot once the ballot has been received.

        In the conversion, each member would obtain limited liability company "units" issued by the newly-formed Delaware limited liability company, or "LLC". Specifically, the combination of each share of common stock of Golden Oval held by a member and a proportionate amount of the patronage equities to be issued by the Cooperative would be converted into a Class A unit in the LLC. This will result in an initial offering of the LLC's Class A units, with each member receiving one Class A unit for each share currently held. No public market currently exists for these securities.

        As part of the conversion, Golden Oval intends to terminate the corn delivery program that has been in place since the cooperative's inception. To that end, each member who votes "for" the proposed conversion will also be voluntarily agreeing to terminate his or her uniform marketing agreement with the cooperative. Following the conversion, the LLC will also take steps both to terminate any remaining uniform marketing agreements and to reduce the amount of corn to be delivered under any such remaining agreements pending their termination.

        We understand that many members have varied levels of experience with the conversion of a cooperative to a limited liability company. Attached is an Information Statement of the cooperative and Prospectus of the LLC which provides detailed information about the proposed conversion and the new limited liability company. We encourage you to carefully review the entire Information Statement—Prospectus. Please see "Risk Factors" beginning on page 12 to read about important factors you should consider before voting. Neither the cooperative nor the LLC has authorized anyone to provide you with information that is different from the information contained in the Information Statement—Prospectus. Information on our web site is not part of the Information Statement—Prospectus. We will also be holding informational meetings as set forth in the notice of special meeting.

        We look forward to seeing many of you at the informational meetings and/or the special meeting. Regardless of the proposed changes in our organizational structure, you should know that our mission remains the same: "To provide our farmer producers, who are owners of the company, a competitive return on their investment."

Marvin Breitkreutz	Dana Persson
Chairman	President and Chief Executive Officer

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS INFORMATION STATEMENT—PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Information Statement—Prospectus is dated                        , 2004, and is first being mailed to members on or about                        , 2004.

MIDWEST INVESTORS OF RENVILLE, INC.
(D.B.A. "GOLDEN OVAL EGGS")

340 DUPONT AVENUE NE
RENVILLE, MINNESOTA 56284

NOTICE OF SPECIAL MEETING OF MEMBERS
TO BE HELD ON                        , 2004

To the Members:

        This is a notice of a special meeting of members of Midwest Investors of Renville, Inc., a Minnesota cooperative (d.b.a. "Golden Oval Eggs"), to be held on                        , 2004 at        .m., local time, at                        ,             , Minnesota, for the following purposes:

        To vote upon a proposal to approve and ratify an Agreement and Plan of Merger by and between Midwest Investors of Renville, Inc., a Minnesota cooperative, and Golden Oval Eggs, LLC, a newly-formed Delaware limited liability company (the "LLC"), pursuant to which the cooperative will be merged with and into the LLC, with the LLC as the surviving entity, and the members of the cooperative will become members of the LLC and receive one Class A unit of the LLC for the combination of each share of the cooperative's common stock they hold as of the effective date of the merger and the patronage associated with the delivery of corn in connection with ownership of that share prior to the merger. If the proposal is approved, closing is expected to take place as soon as practicable following the member vote.

        The close of business on                        , 2004 has been fixed as the record date for determining those members of the cooperative entitled to vote at the special meeting and any adjournments or postponements of the meeting.

        As part of the conversion, the cooperative also intends to terminate the corn delivery program that has been in place since the cooperative's inception. To that end, each member who votes "for" the proposed conversion will also be voluntarily agreeing to terminate his or her uniform marketing agreement with the cooperative. Following the conversion, the LLC will also take steps both to terminate any remaining uniform marketing agreements and to reduce the amount of corn to be delivered under any such remaining agreements pending their termination.

        Regional information meetings will be held on the following dates at the times and locations indicated:

  •
  , at          .m., local time, at                                                             ;

  •
  , at          .m., local time, at                                                             ; and

  •
  , at          .m., local time, at                                                             .

        To vote, please complete and return the enclosed ballot to Moore Stephens Frost, the cooperative's auditors, in the envelope provided. If you vote by mail, your ballot will not be counted unless it is received by Moore Stephens Frost by 10:00 a.m. local (            , Minnesota) time on                        , 2004, or prior to any applicable adjournment or postponement of the meeting. Although you are encouraged to vote by mail, you may vote in person by attending the special meeting (and any adjournments or postponements of the meeting) and submitting your vote to Moore Stephens Frost on the enclosed ballot at that time. You may vote on the proposed conversion by using the enclosed ballot whether you vote by mail or in person. No procedures exist for a member to revoke a ballot once the ballot has been received.

By Order of the Board of Directors
Marvin Breitkreutz Chairman

                        , 2004
Renville, Minnesota

        The Board of Directors of the cooperative unanimously recommends that members vote for approval of the proposed conversion. As of the                        , 2004 record date for the determination of members of the cooperative eligible to vote, there were 706 voting members, of which eight are directors and the chief executive officer of Golden Oval Eggs and their affiliates, representing approximately 1.1% of the total number of members and votes entitled to be cast. All of the directors and the chief executive officer have indicated that, as members, they will vote in favor of the conversion.

INFORMATION STATEMENT—PROSPECTUS

i

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	42
Forward-Looking Statements	42
Overview	42
Results Of Operations	43
Liquidity and Capital Resources	44
Hedging Activities	45
Recent Accounting Pronouncements	45
Quantitative and Qualitative Disclosures About Market Risk	46
Contractual Obligations	46
BUSINESS	47
Overview	47
Facilities and Production	47
Sales, Marketing and Customers	49
Egg Industry and Markets	50
Competition	51
Corn Procurement	52
Governmental Regulation and Environmental Matters	52
Intellectual Property Rights	53
Research and Development	53
Employees	53
Legal Proceedings	53
MANAGEMENT	54
Directors of the Cooperative and Managers of the LLC	54
Board Advisor	55
Committees of the Board of Managers of the LLC	55
Compensation of Managers	56
Executive Officers	56
Executive Compensation	57
Employment Agreements	57
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	59
Patronage Payments	59
Coop Country Farmers Elevator	59
United Mills	59
Midwest Investors of Iowa, Cooperative	59
PRINCIPAL EQUITYHOLDERS	60
DESCRIPTION OF MEMBERSHIP UNITS IN THE LLC	61
Capitalization	61
Class A Units	61
Potential Future Classes of Units	61
Qualifications for Membership	61
Voting Rights	62
Meeting of Members	62
Distributions	62
Capital Accounts and Contributions	62
Allocation of Profits and Losses; Special Allocation Rules	63
Termination of Membership	63
Restrictions on Transfer of Units	63
Distribution of Assets Upon Liquidation	64

ii

FEDERAL INCOME TAX CONSIDERATIONS	65
Legal Opinions and Advice	65
Characterization of the Conversion for Federal Income Tax Purposes	66
Tax Consequences of the Conversion to the Cooperative	66
Tax Consequences of the Conversion to the Members	68
Tax Status of the LLC	72
Publicly Traded Partnership Rules	73
Treatment of the LLC's Operations	75
Tax Consequences of the LLC's Operations to the Members	76
Tax Consequences of Disposition of Units	78
Other Tax Matters	79
LEGAL MATTERS	82
EXPERTS	82
WHERE YOU CAN FIND MORE INFORMATION	82
FINANCIAL STATEMENTS OF THE COOPERATIVE	F-1
APPENDICES
APPENDIX A—AGREEMENT AND PLAN OF MERGER
APPENDIX B—CERTIFICATE OF FORMATION OF GOLDEN OVAL EGGS, LLC
APPENDIX C—LIMITED LIABILITY COMPANY AGREEMENT OF GOLDEN OVAL EGGS, LLC
APPENDIX D—VALUATION OPINION

iii

QUESTIONS AND ANSWERS ABOUT THE CONVERSION

        Below are answers to questions that we anticipate will be frequently asked by members of Midwest Investors of Renville, Inc., a Minnesota cooperative (d.b.a. "Golden Oval Eggs"), in connection with making their decision on whether to approve the conversion to a Delaware limited liability company. We encourage you to read this entire document to obtain a more complete answer to these questions.

Q1:	What is the transaction being proposed and what will I receive?
A:
The cooperative is proposing to convert from a Minnesota cooperative to a Delaware limited liability company by merging the cooperative into a newly-formed Delaware limited liability company. The LLC will be the surviving entity and the cooperative will cease to exist. As a result of the merger, you will receive one Class A unit issued by the newly-formed Delaware limited liability company, or "LLC," for the combination of each share of common stock of the cooperative you hold and the patronage equities associated with that share. Each Class A unit of the LLC represents a pro rata ownership interest in the assets, profits, losses and distributions of the LLC. There will be no corn delivery rights or obligations associated with the Class A units received.
Q2:	Why is the cooperative proposing to convert to a limited liability company?
A:
The Board of Directors of the cooperative believes that the proposed conversion may create opportunities to enhance the value and improve the liquidity of members' equity interests. Over the past several years, and particularly in recent months, the Board of Directors and its management have carefully analyzed the cooperative's business and structure. As a result of that analysis, it has become apparent that significant structural changes were appropriate. After carefully exploring alternatives, the Board of Directors has determined that it is in the best interests of the cooperative and its members to effect the proposed conversion. Given the competitive nature of the egg industry, the Board of Directors and management believe that the business will require significant capital resources to fund on-going activities. If the business were to remain organized as a cooperative, it may need to look to its members for a portion of its capital requirements. In recent years, several attempts have been made to raise equity capital from the cooperative's current shareholders, to no material avail. We expect that conversion to a limited liability company will afford the business greater access to capital markets, which we believe is necessary to allow the business to keep pace with the growth, consolidation and cost structure within the industry. We also believe that the conversion from a cooperative to a limited liability company could improve the liquidity of your investment.
Q3:	Why is the new limited liability company formed under Delaware law, instead of Minnesota or Iowa law?
A:
The cooperative has been advised by its legal counsel that many corporations and limited liability companies are formed under Delaware law due to the "business-friendly" nature of the statutes in that state. Given the number of entities that are formed in Delaware, many sophisticated investors are familiar with the Delaware statutes. Based on discussions with the cooperative's advisors, we believe that it may be easier to attract additional capital investment if the LLC is formed under Delaware law rather than under the law of another state.
Q4:	How might the conversion enhance the ability of the business to raise capital?
A:
The cooperative is generally limited to obtaining equity capital for use in its business from current members or other agricultural producers who agree to deliver corn to the cooperative. If the conversion is completed, the LLC will be able to offer its units for sale to any potential investor, not just to agricultural producers who agree to deliver corn to the cooperative each year. As a result, we believe that there will be a broader range of potential investors who can be approached for capital investment into the business.

As a value-added cooperative, the cooperative has two primary methods of obtaining equity capital for use in its business. First, the cooperative can issue shares of its common stock. However, those shares can only be offered to, and held by, agricultural producers who are willing to enter into a uniform marketing agreement to deliver corn to the cooperative each year. Those shares cannot be sold to investors who fall outside classification as an agricultural producer. Second, the cooperative's Bylaws provide that all member patrons will, through their patronage, furnish capital to the cooperative. Such patronage may be furnished by per-unit retains or through the distribution of less than 100% of the cooperative's patronage. To date, the cooperative has distributed a significant portion of its annual patronage-based earnings to its members in cash. If the conversion is not completed, the cooperative may need to modify its practices in regard to per-unit retains and cash distributions to meet capital requirements.
Q5:	How might my liquidity be improved by the conversion?
A:
We believe that the conversion from a cooperative to a limited liability company could improve the liquidity of your investment because the limited liability company form, unlike the cooperative form, permits a broader range of potential investors. The cooperative form currently requires the business to limit its membership to producers of agricultural products and associations of agricultural producers. These limitations make it difficult for members to sell their equity interests in the cooperative. The Board of Directors and senior management believes that the liquidity of members' equity interests may be enhanced if ownership of the business is opened up to a broader range of investors, that is, non-producers. We believe it may be easier to sell your equity interests if the potential buyers can be either agricultural producers or non-producer investors. However, we do not expect that there will be a significant improvement in liquidity immediately following the conversion to a LLC, and we cannot assure you that the conversion to a LLC will ever improve your liquidity. Under the Limited Liability Company Agreement of the LLC, your Class A units will still be subject to various restrictions on transfer, including the need to obtain the consent of the Board of Managers.
Q6:	What will happen to the corn delivery program following the conversion?
A:
As part of the conversion, we also intend to terminate the corn delivery program that has been in place since the cooperative's inception. The cooperative's Board of Directors and management have examined the impact of the corn delivery system, including the uniform marketing agreement, on the cooperative and its members during the period since the cooperative's inception. The cooperative's Board of Directors and management have come to the belief that the current corn delivery arrangement subjects the cooperative's members to certain risk, including the risk of being required to deliver corn at a price below the then-current market price of the corn. As the cooperative's Board of Directors and management believe that the elimination of the corn delivery program will not have a material adverse impact on the cooperative's business, the ability to reduce the members' risks under the corn delivery program is attractive.

Each member who votes "for" the proposed conversion will also be voluntarily agreeing to terminate his or her uniform marketing agreement with the cooperative, with such termination to become effective if and when the conversion becomes effective. Because those members who vote against the proposed conversion will not have agreed to terminate their uniform marketing agreements, their agreements will survive the conversion. However, promptly following the conversion, the LLC will provide notice of termination under any remaining uniform marketing agreements, which, given the terms of the agreements, will take effect no later than , 200 . And, pending the effectiveness of those terminations, the LLC (as the successor to the cooperative), pursuant to its rights under the uniform marketing agreements, intends to promptly reduce the amount of corn to be delivered under any remaining agreements to zero.

Q7:	Will I continue to get distributions?
A:
All distributions will be at the discretion of the Board of Managers. Subject to that discretion, the LLC expects to make cash distributions sufficient to discharge your anticipated combined federal, state and local income tax liabilities arising from allocations to you of taxable income by the LLC. As discussed below, the ability of the LLC to make distributions may be restricted by applicable legal or contractual restrictions, or a cash shortfall. The Board of Managers of the LLC may also declare further distributions from time to time. In either case, you will be entitled to share in these distributions in proportion to the number of Class A units held.
Q8:	What factors will likely affect the amount of distributions the LLC may make?
A:
The LLC might limit the amount of distributions it makes for various reasons. For example, the cooperative is party to a number of loan agreements at the current time and the LLC may become subject to additional or different loan agreements in the future. Both the current agreements and any future loan agreements can be expected to contain provisions restricting the ability of the business to distribute earnings and profits to its owners unless certain financial criteria are satisfied. Consequently, the business may have contractual restrictions on its ability to make distributions to its owners.

In addition, the Board of Managers may determine that the LLC simply does not have sufficient cash to make distributions at a given time. One of the primary ways to grow a business is by reinvesting the earnings of the enterprise, rather than distributing any cash generated by the business. Retained earnings may be used to fund debt repayments, strategic acquisitions, market expansions, working capital requirements, equipment acquisitions, cost-saving measures and efficiencies. The reinvestment of earnings in the business is not unique to the LLC. If the conversion is not consummated, the cooperative may still reinvest a significant portion of its earnings for the same business reasons that would apply to the LLC. The cooperative currently is required to allocate patronage earnings, but is not obligated to distribute such allocations in cash. The cooperative is not obligated to distribute non-patronage earnings. Patronage distributions or dividends from non-patronage sources are made based on the business judgment of the Board of Directors and what is believed to be in the best interests of the cooperative and all of its members.
Q9:	How will the cooperative and I be taxed on the conversion?
A:
The merger of the cooperative into the LLC will be a taxable event for both the cooperative and its members. The cooperative expects a gain on the conversion of approximately $13 million based on a valuation received by the Board of Directors that is subject to adjustment on the conversion date. Most of that gain will be offset by net operating loss carryovers and a special deduction arising from issuing Class A units in the merger to holders of certain shares that were issued in 2000 to satisfy outstanding qualified per unit retains (about 7% of the outstanding shares).

The cooperative also must deal with its current operating earnings through the conversion date, and the extent to which those earnings are allocated as patronage dividends will bear on the taxation of both you and the cooperative. Current planning anticipates that $10.8 million of current earnings will be allocated to the patrons as a patronage dividend, of which $8 million will be paid in cash and $2.8 million will be issued in the form of qualified written notices of allocation. This means that the cooperative will pay the tax on its current income above $10.8 and that you will pay the tax on your share of the $10.8 million patronage dividend at ordinary income rates with self-employment tax if applicable. Because you will be taxed on the patronage dividend, you will not have gain or loss on the $2.8 million of worth of Class A units that will be issued in exchange for the written notices of allocation.

If you hold any of the shares that were issued in 2000 in exchange for qualified per unit retains, you will be taxed at ordinary income rates, subject to self-employment tax if applicable, on the value of the Class A units that you receive for those shares (currently estimated at $3.36 per share).

The taxable gain or loss that you will recognize on your other shares will depend on whether the value of your Class A units received in the conversion is greater or less than the aggregate tax basis in your common stock of the cooperative. If you purchased your shares in any of the cooperative's stock offerings, you are expected to have a capital loss on this portion of the conversion that will vary depending on your original purchase price.

All of this is subject to conversion date adjustments and the possibility of future challenges by the Internal Revenue Service. To review tax consequences in more detail, please see "Federal Income Tax Considerations." The actual tax consequences to you of the conversion may be complicated. You should consult your own tax advisor to determine the tax consequences particular to your situation.
Q10:	Will the conversion have an impact on my self-employment tax obligations?
A:
As part of the conversion, we intend to eliminate the corn delivery program governed by the cooperative's uniform marketing agreement with each of its members. Following that change, any allocations of tax attributes or distributions of cash from the LLC to its members will be received in the member's new role as a passive investor. Given that role, we believe that any amounts received by a member in the LLC will not be subject to self-employment taxes. That result contrasts with the tax treatment of amounts received by a member from the cooperative in connection with the delivery of corn; such amounts are typically subject to self-employment tax for individuals.
Q11:	What are some of the other tax consequences to me of holding Class A units in the LLC post-conversion?
A:
Because we expect the LLC to be treated as a partnership for federal income tax purposes, the LLC will pay no federal income tax on its taxable income and will instead pass its taxable income or loss on to its members in proportion to their relative ownership interests. When the LLC allocates income or loss to you, you will be taxed on that income or, subject to substantial restrictions, you may deduct that loss. This tax will be imposed regardless of whether we actually distribute cash or property to you. As is the case with respect to the common stock you now hold in the cooperative, the actual tax consequences to you of holding Class A units may be complicated. You should consult your own tax advisor to determine the tax consequences particular to your situation.
Q12:	Will the fiscal or tax years of the LLC differ from those of the cooperative?

The LLC will continue to use August 31 of each year as its fiscal year end for purposes of reporting the financial results of the business under generally accepted accounting principles. However, as an entity subject to partnership taxation, the tax year of the LLC will be the tax year of the majority of the members of the LLC. As the vast majority of the LLC members are expected to be calendar year taxpayers, the LLC's tax year will end on December 31 of each year.
Q13:	How will voting rights change as a result of the conversion?
A:
Rather than voting on the basis of one-member, one-vote, members of the LLC will have one vote for each Class A unit that they hold. In addition, following the conversion, a quorum necessary for the LLC members to conduct business at a meeting will be present if at least 50% of the total voting power of all units outstanding is present at the meeting.

Q14:	How will the conversion to a LLC affect the composition of the Board of Directors?
A:
Initially, the Board of Managers of the LLC will consist of the same seven individuals who are currently on the Board of Directors of the cooperative. However, going forward, the members of the LLC will elect the Board of Managers on an at-large basis.
Q15:	What interests do management and others have in the conversion?
A:
Members of the Board of Directors of the cooperative will have their shares of common stock converted to Class A units on the same 1-for-1 basis as all of the other members of the cooperative. The individuals serving on the Board of Directors and management are expected to continue to serve in substantially the same capacities for the LLC following the conversion. These persons will also receive certain indemnification rights. See "Interests of Certain Persons in the Conversion."
Q16:	What vote is required to approve the conversion?
A:
A quorum of members must exist at the special meeting to approve the conversion. If at least 50 members are present or are represented by mail ballot at the special meeting, a quorum will exist. The affirmative vote of a majority of the votes cast, in person or by mail, at the special meeting is required to approve the conversion.
Q17:	Have any of the directors or management of the cooperative indicated whether they will vote for or against the conversion?
A:
All seven directors of the cooperative voted in favor of recommending the conversion and submitting it to a vote by the members. As of the , 2004 record date for the determination of members of the cooperative eligible to vote, there were 706 voting members, of which eight are directors and the chief executive officer of the cooperative and their affiliates, representing approximately 1.1% of the total number of members and votes entitled to be cast. All of the directors and the chief executive officer have indicated that, as members, they will vote in favor of the conversion.
Q18:	Will Golden Oval hold information meetings to discuss the conversion?
A:	Yes. Regional information meetings will be held on the following dates at the times and locations indicated:
• , at .m., local time, at ;
• , at .m., local time, at ; and
• , at .m., local time, at .

At the regional information meetings, management will make a presentation about the proposed conversion, discuss the information contained in this Information Statement-Prospectus, and respond to questions that you might have regarding the transaction.
Q19:	Assuming the cooperative's members approve the conversion, what else needs to happen in order to allow the conversion to take place?
A:
The Merger Agreement contains a number of conditions to each party's obligation to complete the merger, in addition to the need to obtain the approval of the cooperative's members. In particular, the cooperative's senior lenders will need to give their consent. However, based on verbal discussions between management and these lenders, we believe that the cooperative will be able to obtain that consent.

Q20:	How do I vote?
A:
To vote, please complete and return the enclosed ballot to Moore Stephens Frost, the cooperative's auditors, in the envelope provided. If you vote by mail, your ballot will not be counted unless it is received by Moore Stephens Frost by 10:00 a.m. local ( , Minnesota) time on , 2004, or prior to any applicable adjournment or postponement of the meeting. Although you are encouraged to vote by mail, you may vote in person by attending the special meeting (and any adjournments or postponements of the meeting) and submitting your vote to Moore Stephens Frost on the enclosed ballot at that time. You may vote on the proposed conversion by using the enclosed ballot whether you vote by mail or in person.
Q21:	Can I revoke my ballot if I change my mind after I submit my ballot?
A:	No. There are no procedures that permit a member to revoke a ballot once it has been received.
Q22:	Should I send in my stock certificates?
A:
No. You do not need to surrender the certificates representing your shares of common stock of the cooperative or exchange them for new certificates representing Class A units in the LLC. The LLC units will originally be issued to you in book-entry (i.e., uncertificated) form. Please do not send in your stock certificates with your ballot.
Q23:	Whom should I contact with any further questions?
A:	Marie Staley	Phone: (320) 329-8182
	Vice President of Shareholder Relations	Fax: (320) 329-3246
	Midwest Investors of Renville, Inc.	E-mail: mstaley@goldenovaleggs.net
340 Dupont Avenue NE
P.O. Box 615
Renville, MN 56284

SUMMARY

        The following summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the transaction fully and for a complete description of the legal terms of the conversion, we encourage you to read this entire document, including the section entitled "Risk Factors," the appendices and the financial statements and related notes to those statements included in this document.

        Midwest Investors of Renville, Inc. (d.b.a. "Golden Oval Eggs") is a Minnesota member-owned cooperative association incorporated in March 1994 for the purpose of producing and processing egg products. The cooperative is exempt from federal income taxation under Section 521 of the Internal Revenue Code of 1986, as amended, to the extent permitted under the Internal Revenue Code.

        Golden Oval Eggs, LLC is a limited liability company organized under the laws of the State of Delaware in November 2003. The LLC is a wholly-owned subsidiary of the cooperative and was formed for the specific purpose of consummating the cooperative's conversion to a limited liability company. The conversion will be effected by merging the cooperative into the LLC. Following the merger, the LLC will operate as the cooperative's successor. As such, its operations will be a continuance of the operations of the cooperative.

        The cooperative's and the LLC's principal offices are located at 340 Dupont Avenue NE, Renville, Minnesota 56284, and their telephone number is (320) 329-8182.

The conversion	The securities being registered by this document are being issued in connection with the conversion of the cooperative to a Delaware limited liability company.
How the conversion will be completed	The cooperative has formed the LLC as a wholly-owned subsidiary.
The Board of Directors of the cooperative has already approved the merger on behalf of the cooperative as the sole member of the LLC. The following diagram shows the structure of the two entities relative to one another.

To effect the conversion, the cooperative will be merged into the LLC. The LLC will be the surviving entity and the cooperative will cease to exist.

We have attached the agreement which describes the legal terms of the conversion as Appendix A to this document. We encourage you to read the agreement.
Vote required to approve the conversion	A quorum of members must exist at the special meeting to approve the conversion. If at least 50 members are present or are represented by mail ballot at the special meeting, a quorum will exist. The affirmative vote of a majority of the votes cast, in person or by mail, at the special meeting is required to approve the conversion. As of the , 2004 record date for the determination of members of the cooperative eligible to vote, there were 706 voting members, of which eight are directors and the chief executive officer of the cooperative and their affiliates, representing approximately 1.1% of the total number of members and votes entitled to be cast.
Who can vote	You can vote if you owned a share of common stock of the cooperative as of the close of business on , 2004. Each voting member will have one vote, regardless of the number of shares of common stock owned.
No need to turn in your certificates	You do not need to surrender the certificates representing your shares of common stock of the cooperative or exchange them for new certificates representing Class A units in the LLC. The units will originally be issued to you in book-entry (i.e., uncertificated) form.
Conditions to the conversion	The completion of the conversion depends on the satisfaction or waiver of a number of conditions, including the following:
• effectiveness of the Registration Statement, of which this document constitutes a part;
• approval of the conversion by the cooperative's members; and
• receipt of all consents necessary to consummate the merger, including those from the cooperative's lenders.
See "The Merger Agreement—Conditions to Consummation of the Merger."
Interests of certain persons in the conversion	Members of the Board of Directors of the cooperative will have their shares of common stock converted to Class A units on the same 1-for-1 basis as all of the other members of the cooperative. The individuals serving on the Board of Directors and management are expected to continue to serve in substantially the same capacities for the LLC following the conversion. These persons will also receive certain indemnification rights. See "Interests of Certain Persons in the Conversion."
Tax consequences	The merger of the cooperative into the LLC will be a taxable event for both the cooperative and its members. The cooperative expects a gain on the conversion of approximately $13 million based on a valuation received by the Board of Directors that is subject to adjustment on the conversion date. Most of that gain will be offset by net operating loss carryovers and a special deduction arising from issuing Class A units in the merger to holders of certain shares that were issued in 2000 to satisfy outstanding qualified per unit retains (about 7% of the outstanding shares).
The cooperative also must deal with its current operating earnings through the conversion date, and the extent to which those earnings are allocated as patronage dividends will bear on the taxation of both you and the cooperative. Current planning anticipates that $10.8 million of current earnings will be allocated to the patrons as a patronage dividend, of which $8 million will be paid in cash and $2.8 million will be issued in the form of qualified written notices of allocation. This means that the cooperative will pay the tax on its current income above $10.8 and that you will pay the tax on your share of the $10.8 million patronage dividend at ordinary income rates with self-employment tax if applicable. Because you will be taxed on the patronage dividend, you will not have gain or loss on the $2.8 million of worth of Class A units that will be issued in exchange for the written notices of allocation.
If you hold any of the shares that were issued in 2000 in exchange for qualified per unit retains, you will be taxed at ordinary income rates, subject to self-employment tax if applicable, on the value of the Class A units that you receive for those shares (currently estimated at $3.36 per share).
The taxable gain or loss that you will recognize on your other shares will depend on whether the value of your Class A units received in the conversion is greater or less than the aggregate tax basis in your common stock of the cooperative. If you purchased your shares in any of the cooperative's stock offerings, you are expected to have a capital loss on this portion of the conversion that will vary depending on your original purchase price.
All of this is subject to conversion date adjustments and the possibility of future challenges by the Internal Revenue Service. To review tax consequences in more detail, please see "Federal Income Tax Considerations." The actual tax consequences to you of the conversion may be complicated. You should consult your own tax advisor to determine the tax consequences particular to your situation.
Accounting treatment	For financial statement purposes, the conversion will be accounted for as a merger between entities under common control. Accordingly, the LLC will record the value of the assets and the liabilities transferred at their carrying amounts on the records of the cooperative, and will recognize no goodwill or intangible asset in connection with the transaction.
Regulatory approval	Other than as necessary to comply with federal and state securities laws, no federal or state regulatory requirements must be complied with or approvals must be obtained in connection with the proposed conversion.
No dissenters' rights	Under Minnesota law, you cannot dissent from the conversion vote and demand an appraisal of and cash payment for the fair value of your common stock in connection with the conversion.

Valuation	For purposes of evaluating the potential gain or loss for tax reporting to the cooperative and its members arising in the conversion, the Board of Directors requested and considered the valuation opinion of Greene Holcomb & Fisher LLC that, as of January 9, 2004, (a) the fair market value of the equity of the cooperative was estimated to be $30.4 million, and (b) after applying minority and lack of marketability discounts, as appropriate, the fair market value of a Class A unit of the LLC immediately following the merger, assuming the issuance of 4,581,832 Class A units upon consummation of the merger, was estimated to be $4.07 per Class A unit. See "The Conversion—Valuation Opinion."
Directors and management following the conversion	The present Board of Directors and management team of the cooperative will continue to manage the LLC after the conversion.
Differences in the rights of members	If the conversion is completed, you will become a member of the LLC and hold Class A units in the LLC, and your rights will be governed by Delaware law and by the Certificate of Formation and Limited Liability Company Agreement of the LLC. In many respects, the rights of members of the LLC under these provisions are similar to your current rights as a member of the cooperative. However, there are some significant differences, including:
• Distributions of cash, if any, paid by the LLC on its Class A units will be based on investment (equity), rather than patronage, and generally will not be subject to self-employment taxes.
• Holders of Class A units in the LLC will have one vote for each unit owned by them on matters submitted to members for a vote.
• There are no restrictions placed upon the type of investor who may hold units issued by the LLC, or the amount of units any one investor may own. However, as with the cooperative, members of the LLC will be required to own a minimum of 2,000 Class A units and the units in the LLC will be subject to significant transfer restrictions.
• As part of the conversion, we also intend to terminate the corn delivery program that has been in place since the cooperative's inception.
See "Comparison of Rights of Members" for a comparison of the material differences between the cooperative's membership interests and the LLC's membership interests.
We have attached the Certificate of Formation and Limited Liability Company Agreement of the LLC as Appendices B and C to this document. We encourage you to read these documents. They are the legal documents that govern the purpose, powers and internal affairs of the LLC.

SUMMARY FINANCIAL INFORMATION

        Pursuant to the Merger Agreement, the cooperative would merge with and into the LLC if the conversion is completed. The following table presents summary historical financial information of the cooperative and unaudited pro forma financial information of the LLC. The historical information presented as of and for the years ended August 31, 2001, 2002 and 2003 is derived from the cooperative's financial statements, which have been audited by Moore Stephens Frost, independent auditors. The historical information presented as of and for the three months ended November 30, 2003 is unaudited. The unaudited pro forma income statement information is computed as if the conversion from a cooperative to a limited liability company had been consummated on September 1, 2000. The unaudited pro forma balance sheet information is computed as if the transaction had been consummated on November 30, 2003. We encourage you to read the financial information presented below along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the financial statements and related notes included at the end of this document.

        For financial statement purposes, the conversion will be accounted for as a merger of entities under common control, and the unaudited pro forma financial information presented below reflects related required preliminary pro forma adjustments. The unaudited pro forma financial information presented below is based on available information and various assumptions which management of the cooperative believes are reasonable. The unaudited pro forma financial information is provided for illustrative purposes only and does not necessarily reflect what the results of operations or financial position of the LLC would have been if the conversion had actually occurred on the dates specified. See "Pro Forma Financial Information of the LLC" for a more detailed explanation of this analysis.

Summary Historical Financial Information of the Cooperative and
Pro Forma Financial Information of the LLC
(in thousands, except share, per share, unit and per unit data)

	Year Ended August 31,
							Three Months Ended November 30, 2003
	2001		2002		2003
	Historical (Cooperative)	Pro Forma (LLC)	Historical (Cooperative)	Pro Forma (LLC)	Historical (Cooperative)	Pro Forma (LLC)	Historical (Cooperative)	Pro Forma (LLC)
		(unaudited)		(unaudited)		(unaudited)	(unaudited)	(unaudited)
Income Statement Data:
Revenues	$35,215	$35,215	$46,169	$46,169	$53,052	$53,052	$20,471	$20,471
Cost of goods sold	30,658	30,658	40,535	40,535	42,437	42,437	11,983	11,983

Gross profit	4,557	4,557	5,634	5,634	10,615	10,615	8,488	8,488
Net income (loss)	$398	$398	$(786)	$(786)	$4,396	$4,396	$6,496	$6,496
Weighted average common shares or Class A units outstanding	4,189,832	4,189,832	4,388,517	4,388,517	4,581,832	4,581,832	4,581,832	4,581,832
Net income (loss) per common share or Class A unit	$0.09	$0.09	$(0.18)	$(0.18)	$0.96	$0.96	$1.42	$1.42
Distributions per common share or Class A unit	$0.04	$0.04	$—	$—	$—	$—	$0.40	$0.40
	As of November 30, 2003
	Historical (Cooperative)	Pro Forma (LLC)
	(unaudited)	(unaudited)
Balance Sheet Data:
Total assets	$71,049	$70,813
Long-term debt, less current maturities	$32,647	$32,647
Common shares or Class A units outstanding	4,581,832	4,581,832
Book value per common share or Class A unit	$6.82	$6.77

RISK FACTORS

        You should carefully consider the risks described below before making a decision on whether or not to approve the merger. In addition to the risks described below, the operations of the cooperative and your current investment in that entity are already subject to a number of existing risks not described below. To the extent that the LLC will be the successor of the cooperative and will continue to operate the business of that entity, those existing risks will also generally be equally applicable to the LLC. In addition, unless indicated otherwise, those risks that are described below that apply to the cooperative are equally applicable to the LLC, and vice versa.

Tax Risks Relating to the Conversion

The merger of the cooperative with and into the LLC will be a taxable event for both the cooperative and its members

        The merger of the cooperative into the LLC will be a taxable event for both the cooperative and its members. The tax consequence to the cooperative depends on the value of its assets and apportionment of the value among specific assets, both of which involve risks described in the following risk factors. The cooperative expects to have taxable gain after deducting its net operating loss carryover. In addition, current year operating earnings will be taxed to the cooperative or to the members, depending on the amount of deductible patronage dividends declared by the Board of Directors.

        The members will recognize gain, loss or ordinary income on the conversion depending on when and how their shares in the cooperative were acquired. The amount will depend on the value of the cooperative's assets, net of liabilities, and customary discounts allowed, both of which involve valuation risks described in the following risk factor, as well your patronage dividends for the current year. If you acquired any of the shares that were issued in 2000 in exchange for qualified per unit retains, you will be required to report as ordinary income, subject to self-employment tax if applicable, the entire value of the Class A units that you receive for those shares. The taxable gain or loss that you will recognize on your other shares will depend on whether the value of your Class A units received in the conversion for those shares is greater or less than the tax basis in your common stock of the cooperative. If you purchased your shares in any of the cooperative's stock offerings, you are expected to have a capital loss on this portion of the conversion. All of this is subject to conversion date adjustments and the possibility of future challenges by the Internal Revenue Service. To review tax consequences in more detail, please see "Federal Income Tax Considerations."

The Board of Directors of the cooperative has relied on a valuation that is not binding on the Internal Revenue Service

        In evaluating the tax consequences of the conversion, the Board of Directors of the cooperative has relied, in part, on the valuation prepared by Greene Holcomb & Fisher LLC. The valuation is not binding on the Internal Revenue Service. Accordingly, while the cooperative has no reason to believe that the Internal Revenue Service will challenge the valuation as not being an accurate determination of the equity value of the cooperative, there is a risk that the Internal Revenue Service might determine that the cooperative or its members must recognize additional taxable income or gain for federal income tax purposes. Furthermore, changes occurring between the valuation date and the conversion date may cause the valuation described in this document not to be an accurate determination of value as of the conversion date. To reduce that risk, if the members of the cooperative vote to approve the conversion, the cooperative will obtain an update of the valuation prior to completing the conversion. If there is a material change in the valuation and the resulting tax consequences, the cooperative will take appropriate steps to notify the members of the cooperative of that change in valuation.

The Internal Revenue Service could also challenge other aspects of the transaction that could materially adversely affect the LLC and its members

        In addition to challenging the overall valuation of the cooperative and the LLC units received in the conversion, the Internal Revenue Service might also challenge:

  •
  The apportionment of values to specific assets and the treatment of the resulting gains or losses as capital gain or loss or ordinary income or loss; and

  •
  Treatment of the merger as a constructive distribution of specific assets rather than as a distribution of interests in the LLC. There are anti-netting rules that may become operative if these challenges are mounted by the IRS. Specifically, corporate capital losses cannot be offset against any income other than capital gains and, likewise, patronage losses, cannot be offset against nonpatronage income or gain. Please see "Federal Income Tax Considerations-Potential Challenges by the Internal Revenue Service."

        If the Internal Revenue Service challenges the transaction on any of these grounds, it could materially adversely affect the LLC and subject members and the LLC to additional tax liability.

Although the LLC is expected and intended to be treated as a partnership for tax purposes, if the LLC were instead treated as a corporation, the LLC would pay taxes on all of its net income and you would be taxed on any earnings distributed by the LLC

        We expect and intend that the LLC will be treated as a partnership for federal income tax purposes. This means that the LLC will pay no federal or state income tax and members will pay tax on their share of the LLC's net income. We cannot assure you, however, that the LLC will always be treated as a partnership. The Internal Revenue Service may from time to time review the LLC's tax status, and there may be changes in the law or the LLC's operations, or transfers of the LLC's units that could cause the LLC to lose its partnership tax status. If the LLC loses its partnership tax status, it may be treated as a corporation for federal income tax purposes.

        If the LLC is treated as a corporation rather than a partnership, it would pay tax on its net income at corporate rates (currently a maximum 35% rate). Because a tax would be imposed upon the LLC as an entity and distributions would not be deductible to the LLC, the cash available for distribution to unit holders would be reduced by the amount of taxes paid by the LLC. Further, you would generally be required to treat distributions that the LLC makes to you as corporate dividends. The resulting double taxation of earnings and profits could cause a reduction in the value of the LLC's units. Also, no income, gains, losses or deductions would flow through to holders of units.

Your tax liability from your share of the LLC's taxable income may exceed any cash distributions you receive, which means that you may have to satisfy this tax liability using your personal funds

        As described above, the LLC does not expect to pay any federal tax, and all of its profits and losses will "pass through" to its unit holders. You must pay tax on your allocated share of the LLC's taxable income every year. You may not receive cash distributions from the LLC sufficient to satisfy these tax liabilities. This may occur because of various factors, including accounting methodology, lending covenants that restrict the LLC's ability to pay cash distributions, or if the LLC decides to retain cash generated by the business to fund its activities or other obligations. Accordingly, you may be required to satisfy these tax liabilities out of your personal funds.

You may not be able to fully deduct your share of the LLC's losses or your interest expense

        It is likely that a member's interest in the LLC will be treated as a "passive activity" for most unit holders. In the case of unit holders who are individuals or personal services corporations, this means that a unit holder's share of any loss incurred by the LLC will be deductible only against the holder's income or gains from other passive activities, e.g., S corporations and partnerships that conduct a business in which the holder is not a material participant. Some closely held C corporations have more favorable passive loss limitations. Passive activity losses that are disallowed in any taxable year are suspended and may be carried forward and used as an offset against passive activity income in future years. Upon disposition of a taxpayer's entire interest in a passive activity to an unrelated person in a taxable transaction, suspended losses with respect to that activity may then be deducted.

        Many members have borrowed to purchase their equity interest in the cooperative and have been deducting the interest expense. After the conversion, part or all of their interest expense may not be deductible in the same manner because it must be aggregated with other items of income and loss that the member has independently experienced from passive activities and subjected to the passive activity loss limitation.

Any audit of the LLC's tax returns resulting in adjustments could cause the Internal Revenue Service to audit your tax returns, which could result in additional tax liability to you.

        The Internal Revenue Service may audit the LLC's tax returns and may disagree with the positions taken on those returns. The rules regarding partnership taxation are complex. If challenged by the Internal Revenue Service, the courts may not sustain the position taken on the LLC's tax returns. An audit of the LLC's tax returns could lead to separate audits of your tax returns, especially if adjustments are required. This could result in adjustments on your tax returns and in additional tax liabilities, penalties and interest to you.

Other Risks Relating to the Conversion

The units to be issued by the LLC have no public market and no public market is expected to develop

        There is no established public trading market for the Class A units in the LLC, and we do not expect one to develop in the foreseeable future. To maintain its partnership tax status, the LLC does not intend to list the units on any stock exchange or automatic quotation system such as the Nasdaq Stock Market. As a result, you may have to hold your units for an indefinite period of time because you may not be able to readily resell your units.

The units to be issued by the LLC are subject to significant restrictions on transfer

        The ability to transfer Class A units in the LLC is restricted by the Limited Liability Company Agreement. You will be required to obtain the prior consent of the Board of Managers of the LLC before you make any transfers of your units. Certain transfers that would violate federal or state securities laws or that would have an adverse tax impact on the LLC are completely prohibited. As a result, you may have to hold your units for an indefinite period of time because you may not be able to readily resell your units.

The voting structure of the LLC could allow one or more members to exercise control over significant company matters

        One or more members could purchase a majority or other controlling interest in the LLC. Because members of the LLC are entitled to one vote for every Class A unit held, such member or members could exercise control over all matters requiring member approval, including election of managers and approval of significant business transactions, which may have adverse consequences to the other holders of Class A units. If such a concentration of ownership were held by the Board of Managers or management, it may also have the effect of delaying or preventing a change in control of the LLC, even if such change in control would be beneficial to the other holders of Class A units.

The ability of the LLC to issue additional Class A units or other classes of units may dilute or otherwise limit your voting or economic rights in the LLC or have the effect of preventing a change in control

        The Board of Managers of the LLC has the ability to issue an unlimited number of additional Class A units or units of other classes. The Board of Managers also has the ability to establish the designations, powers, preferences, rights, qualifications, limitations or restrictions of any additional class of units. Such rights, powers, preferences and privileges may be greater than those associated with the Class A units. Issuances of additional units may have the effect of diluting or otherwise limiting your voting or economic rights in the LLC, particularly if the units are issued on more favorable terms than the Class A units. Issuance of additional classes of units may also have the effect of preventing changes in control of the LLC, even if such change in control would be beneficial to holders of Class A units.

Because we intend to terminate the corn delivery program as part of the conversion, the LLC will be required to acquire substantial quantities of corn in the marketplace.

        As part of the conversion, we intend to terminate the corn delivery program that has been in place since the cooperative's inception. At the current time, the corn purchased and used in the operations is obtained primarily through the delivery of corn pursuant to uniform marketing agreements between the cooperative and its members. Each member of the cooperative must enter into a marketing agreement with the cooperative. Under the marketing agreement, the member is obligated to deliver each year to the cooperative up to one bushel of No. 2 yellow corn for each share of the cooperative's common stock owned. The Board of Directors of the cooperative, in its sole discretion, establishes the purchase price to be paid for each bushel of corn delivered. Following the conversion, the LLC will continue to require the same quantities of corn for processing as are currently required. In order to fulfill those requirements, the LLC will be required to acquire substantial quantities of corn in the marketplace, based upon the then-prevailing market price of corn. The cooperative's management believes that there are supplies of corn available in the vicinity of each of the cooperative's primary facilities adequate to continue to meet the needs of the business at a reasonable price following the conversion. We cannot, however, assure you that the LLC will be able to procure adequate supplies of corn at reasonable prices, or at all.

Risks Relating to Remaining a Cooperative

The cooperative might not be able to access additional capital

        Given the competitive nature of the egg industry, the Board of Directors and management believe that the business will require significant capital resources to fund on-going activities. If the business were to remain organized as a cooperative, it may need to look to its members for a portion of its capital requirements. In recent years, several attempts have been made to raise equity capital from the cooperative's current shareholders, to no material avail. If the conversion is completed, the LLC will be able to offer its units for sale to any potential investor, not just to agricultural producers who agree to deliver corn to the cooperative each year. As a result, we believe that there will be a broader range of potential investors who can be approached for capital investment into the business.

        As a value-added cooperative, the cooperative has two primary methods of obtaining equity capital for use in its business. First, the cooperative can issue shares of its common stock. However, those shares can only be offered to, and held by, agricultural producers who are willing to enter into a uniform marketing agreement to deliver corn to the cooperative each year. Those shares cannot be sold to investors who fall outside classification as an agricultural producer. Second, the cooperative's Bylaws provide that all member patrons will, through their patronage, furnish capital to the cooperative. Such patronage may be furnished by per-unit retains or through the distribution of less than 100% of the cooperative's patronage. To date, the cooperative has distributed a significant portion of its annual patronage-based earnings to its members in cash. If the conversion is not completed, the cooperative may need to modify its practices in regard to per-unit retains and cash distributions to meet capital requirements.

The Internal Revenue Service may successfully challenge the cooperative's tax status

        Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives and applies both to cooperatives exempt from tax under Section 521 of the Internal Revenue Code and to nonexempt cooperatives. The cooperative operates as an exempt cooperative. As an exempt cooperative, it is not taxed on amounts of patronage sourced income withheld from its members in the form of qualified per-unit retains or on amounts distributed to its members in the form of Qualified Written Notices of Allocation. Such amounts are instead taxed directly to the members. If the cooperative was not entitled to be taxed under Subchapter T, its revenues would be taxed when earned by the cooperative and the members would be taxed when dividends are distributed.

        From time to time, the Internal Revenue Service challenges the tax status of various cooperatives, taking the position that the challenged entities are not operating on a cooperative basis and are therefore not entitled to the tax treatment described above. Those challenges can be based on a variety of factors, including the nature of the cooperative's business, its interaction with its members and the portion of its business done for or with its members. The effect of a successful challenge is that the cooperative would be taxed as a corporation, with taxation at both the entity level and the shareholder level. The Internal Revenue Service has not challenged the cooperative's tax status, and the cooperative would vigorously defend any such challenge. However, if the Internal Revenue Service successfully challenged the cooperative's tax status, taxation at the entity level, both retroactively and going forward, could have a material, adverse impact on the cooperative and its members. If the proposed conversion is not completed and the business instead continues as a cooperative, in addition to any risk of the Internal Revenue Service seeking to retroactively impose entity-level taxation for the operations of the business to date, the cooperative might be subject to the additional risk of being subjected to entity-level taxation for its operations going forward.

You may continue to be subject to self-employment taxes that you might no longer be subject to if the conversion were completed

        As part of the conversion, we intend to eliminate the corn delivery program governed by the cooperative's uniform marketing agreement with each of its members. Following that change, any allocations of tax attributes or distributions of cash from the LLC to its members will be received in the member's new role as a passive investor. Given that role, we believe that any amounts received by a member in the LLC will not be subject to self-employment taxes. That result contrasts with the tax treatment of amounts received by a member from the cooperative in connection with the delivery of corn; such amounts are typically subject to self-employment tax for individuals.

Your investment may be less liquid than it would be if the conversion were completed

        We believe that the conversion from a cooperative to a limited liability company could improve the liquidity of your investment because the limited liability company form, unlike the cooperative form, permits a broader range of potential investors. The cooperative form currently requires the business to limit its membership to producers of agricultural products and associations of agricultural producers. These limitations make it difficult for members to sell their equity interests in the cooperative. The Board of Directors and senior management believes that the liquidity of members' equity interests may be enhanced if ownership of the business is opened up to a broader range of investors, that is, non-producers. We believe it may be easier to sell your equity interests if the potential buyers can be either agricultural producers or non-producer investors. However, we do not expect that there will be a significant improvement in liquidity immediately following the conversion to a LLC, and we cannot assure you that the conversion to a LLC will ever improve your liquidity. Under the Limited Liability

Company Agreement of the LLC, your Class A units will still be subject to various restrictions on transfer, including the need to obtain the consent of the Board of Managers.

Procedural Risks Relating to the Vote

You will not be entitled to assert dissenters' rights, regardless of how you vote on the proposed conversion

        Under Minnesota law, members of the cooperative who oppose the conversion are not entitled to demand the cash payment of the fair value of their membership interests in the transaction. Therefore, if the conversion is completed, you will be required to accept Class A units issued by the LLC rather than seek an appraisal of your common stock of the cooperative.

You may not revoke your ballot once you have cast it, whether by mail or in person

        No procedures exist for a member to revoke a ballot once the ballot has been received, whether cast by mail or in person. If you vote by mail or in person and later seek to change or revoke your vote, you will be unable to do so. As such, you should consider the vote you cast to be your final vote on the conversion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        This document contains forward-looking statements based on assumptions by the management of the cooperative and its successor, the LLC, as of the date of this document, including assumptions about risks and uncertainties faced by the cooperative and the LLC. When used in this document, the words "believe," "expect," "anticipate," "intend," "will" and similar verbs or expressions are intended to identify such forward-looking statements.

        If management's assumptions prove incorrect or should unanticipated circumstances arise, the cooperative's and the LLC's actual results could differ materially from those anticipated. These differences could be caused by a number of factors or combination of factors including, but not limited to, those factors described under the heading "Risk Factors." Readers are strongly urged to consider such factors when evaluating any forward-looking statement, and the cooperative and the LLC caution you not to put undue reliance on any forward-looking statements. Neither the cooperative nor the LLC undertakes an obligation to update any forward-looking statements in this report to reflect future events or developments.

COMPARISON OF RIGHTS OF MEMBERS

        The rights of members of the cooperative are currently governed by Minnesota law, the Articles of Incorporation and Bylaws of the cooperative, and the Uniform Marketing Agreement entered into between the cooperative and each of its members. Upon completion of the conversion, the rights of members of the LLC will be governed by Delaware law and the Certificate of Formation and Limited Liability Company Agreement of the LLC. The rights of holders of Class A units in the LLC will be different in several respects from the rights of holders of common stock of the cooperative.

        The following is a summary of the material differences between the LLC's membership interests and the cooperative's membership interests. This summary is not intended to be a complete discussion of, and is qualified in its entirety by reference to, Minnesota laws governing cooperatives and Delaware laws governing limited liability companies, and the Articles of Incorporation, Bylaws and Uniform Marketing Agreement of the cooperative and the Certificate of Formation and Limited Liability Company Agreement of the LLC. Copies of the Certificate of Formation and Limited Liability Company Agreement of the LLC are attached as Appendices B and C to this document. The Articles of Incorporation, Bylaws and Uniform Marketing Agreement of the cooperative have been previously provided to all of its members. You may obtain additional copies of these documents from the cooperative, without charge, by contacting Marie Staley, Vice President of Shareholder Relations, at the cooperative's offices.

Membership Interests in the LLC	Membership Interests in the Cooperative
Taxation	We anticipate that the LLC will be treated as a partnership for federal income tax purposes. The LLC will pay no tax on its net income. Rather, each member is subject to income tax based on the member's allocable share of income, gain, loss, deduction and credits, whether or not any cash is actually distributed to the member.	Under Subchapter T of the tax code, the cooperative may deduct, and thus not pay tax at the entity level on, patronage earnings which are qualified to the members so long as the cooperative distributes at least 20% of such qualified patronage earnings to its members in cash. The cooperative has historically followed a system in which only amounts that are actually distributed to members in cash are deducted by the cooperative in determining its taxable income. Any portion of the cooperative's annual profit that is not distributed to members and deducted by the cooperative is retained in an unallocated reserve at the cooperative. The cooperative has historically paid entity-level income taxes on those amounts.

Each member is subject to income tax and self-employment taxes, based on the amount of qualified patronage deducted by the cooperative. Each member is also subject to income tax on any dividends declared and paid, in the case of individuals, on stock owned by the member.

Limited Liability	Under Delaware law and the Limited Liability Company Agreement, members will not be personally liable for the debts, obligations and liabilities of the LLC.	Members are not personally liable for the debts, obligations and liabilities of the cooperative, but are obligated to deliver corn under the Uniform Marketing Agreement.
Distributions	All distributions will be at the discretion of the Board of Managers. Subject to that discretion, the LLC expects to make cash distributions sufficient to discharge its members' anticipated combined federal, state and local income tax liabilities arising from allocations to them of taxable income by the LLC. The Board of Managers of the LLC may also declare further distributions from time to time. Holders of Class A units are entitled to equivalent per unit distributions.	The Board of Directors of the cooperative is required to allocate its annual net income to members based on patronage, in accordance with the cooperative's Bylaws. Qualifications of patronage earnings and cash distributions of qualified patronage earnings are at the discretion of the Board of Directors of the cooperative.
Corn Delivery Obligations	Under the Limited Liability Company Agreement, members will have no obligation to deliver corn, and the existing uniform marketing agreements will be terminated as part of the conversion.	For each share of common stock owned by a member, the member is obligated to deliver up to one bushel of No. 2 yellow corn to the cooperative, subject to certain adjustments more fully described under "Corn Delivery System."
Capitalization	Following the conversion, based on the number of shares of common stock of the cooperative outstanding as of the , 2004 record date for the special meeting, the LLC will have 4,581,832 Class A units issued and outstanding, all of which will be held by the members of the cooperative who receive Class A units in the conversion. Under the Limited Liability Company Agreement, there will be no restrictions on the authority of the Board of Managers of the LLC to issue Class A units or units of one or more additional classes. The Board of Managers will have authority to establish the designations, powers, preferences, rights, qualifications, limitations or restrictions of each such additional class.	The cooperative has the authority to issue 50,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share. As of the , 2004 record date for the special meeting, there were 4,581,832 shares of common stock and no shares of preferred stock issued and outstanding.

Voting Rights	Under the Limited Liability Company Agreement, each Class A unit held by a member holding a required number of shares of common stock will have one vote on matters submitted to the members for approval, and each unit of any other class will have such voting rights as are established for such class by the Board of Managers of the LLC. Cumulative voting for managers will not be allowed.

Voting at a meeting of members will be either in person or, if authorized by the Board of Managers, by mail ballot or by proxy.	Under the cooperative's Bylaws, by virtue of holding a required number of shares of common stock, each individual member is entitled to one vote upon each matter submitted to a vote at a meeting of the members. Cumulative voting for directors is not allowed.

Voting at a meeting of the members is either in person or, if authorized by the Board of Directors, by a mail ballot. Voting by proxy is not allowed.

Shares of preferred stock issued by the cooperative do not entitle the holder to any voting rights. Currently, there are no shares of preferred stock outstanding.
Quorum Requirements	A quorum of members necessary to conduct business at a meeting will be present if at least 50% of the total voting power of all units outstanding is present at the meeting (in person or, if authorized by the Board of Managers, by mail ballot or by proxy).	A quorum of members necessary to conduct business at a meeting will be present if 10% or more of the total number of members is present (in person or, if authorized by the Board of Directors, by mail ballot), or 50 or more members are present if there are more than 500 members.
Annual Meetings	Under the Limited Liability Company Agreement, the annual meeting of the members of the LLC will be held on a date and at a time and place fixed by the Board of Managers of the LLC.	The annual meeting of the members of the cooperative is held on a date and at a time and place fixed by the Board of Directors of the cooperative.

Termination of Membership	Under the Limited Liability Company Agreement, a member's membership interest will terminate upon:

• a complete transfer of all of the member's units,
• dissolution of a non-individual member,
• death of an individual member,
• failure to meet the minimum requirements for unit ownership; or
• a finding by the Board of Managers that the member has willfully obstructed any lawful purpose or activity of the LLC.

In the event of termination for failure to meet minimum ownership requirements or a finding of willful obstruction, the LLC will have the option (but not the obligation) to repurchase the terminated member's units at 80% of market price.	Membership in the cooperative may be terminated by the Board of Directors if:

• the member is ineligible for membership;
• the member breaches the uniform marketing agreement;
• a non-individual member ceases to exist;
• death of an individual member; or
• the member violates the cooperative's Articles or Bylaws, breaches a contract with the cooperative or willfully obstructs any lawful purpose or activity of the cooperative.

Upon membership termination, the cooperative has the option of purchasing the member's shares at book value or converting the shares into a nonvoting interest in the cooperative.
Amendment of Governing Documents	The Limited Liability Company Agreement may be amended by the Board of Managers, with the approval of a majority of all outstanding units.	The Articles of Incorporation and Bylaws of the cooperative may be altered, amended or repealed by vote of a majority of the members present at a meeting (in person or, if authorized by the Board of Directors, by mail ballot).
Appraisal Rights of Dissenting Members	Under the Limited Liability Company Agreement, members will not have appraisal rights.	Under Minnesota law and the cooperative's Articles of Incorporation and Bylaws, members do not have appraisal rights.
Financial Reporting	The LLC will be subject to the requirements of the Securities Exchange Act of 1934, will file annual, quarterly and special reports with the SEC, and, following the filing of a registration statement under the Act, will also become subject to the proxy rules, management reporting and other requirements of a company registered pursuant to Section 12(g) of the Act.	The cooperative is not subject to the reporting requirements of the Securities Exchange Act of 1934.

Transferability	In accordance with the Limited Liability Company Agreement, units in the LLC may be transferred only with the consent of the Board of Managers and upon satisfaction of certain other requirements. Certain transfers that would violate federal or state securities laws or that would have an adverse tax impact on the LLC are prohibited.	In accordance with the cooperative's Bylaws, common stock may be transferred only with the consent of the Board of Directors. In addition, common stock may be transferred only to persons eligible for membership, that is, producers of agricultural products and associations of agricultural producers.
Management	The LLC will be managed by a Board of Managers, all of whom are elected on an at-large basis. Under the Limited Liability Company Agreement, the number of managers is to be set by the Board of Managers, but may not be less than five. The initial Board of Managers of the LLC will consist of the same seven individuals who are currently serving as members of the Board of Directors of the cooperative.	The cooperative is managed by a Board of Directors. Under the cooperative's Bylaws, the number of directors is currently set at seven. The number of directors may be changed, but may not be less than five. A director must either be a member or a duly elected or appointed representative of a member. Members are currently represented by a director elected in each of seven districts. District boundaries are determined by the Board of Directors to provide fair representation for members.
Indemnification of Directors and Officers	The Limited Liability Company Agreement provides that the LLC will indemnify, to the fullest extent permitted by Delaware law, each manager, officer or employee of the LLC, and any person who serves as a manager, officer or director of any other entity at the request of the LLC.	The cooperative indemnifies, and has the power to purchase and maintain insurance to indemnify, each director or officer of the cooperative, and any person serving at the request of the cooperative as a director, officer, governor or manager of another entity, against various expenses to the extent to which such person may be indemnified under Minnesota law.
Distribution of Assets upon Liquidation	Under the Limited Liability Company Agreement, on winding up of the LLC, subject to any priority distribution rights of any classes of units other than Class A, the assets of the LLC will be distributed as follows:

• first, to cover debts, obligations and liabilities;
• second, to unit holders with respect to certain unpaid distributions of income; and
• finally, to unit holders in proportion to their capital account balances in the LLC.	On liquidation, dissolution or winding up of the cooperative, the assets of the cooperative are to be distributed as follows:

• first, in payment of debts or liabilities;
• second, in payment of the issuance price for outstanding shares on capital stock;
• third, for the retirement of patronage equities; and
• fourth, to members in proportion to their historical patronage of the cooperative.

THE SPECIAL MEETING

Date, Time, Place and Purpose

        This document is being furnished to members of the cooperative in connection with the distribution of ballots by the Board of Directors of the cooperative for use at the special meeting of the members to be held on            , 2004 at            .m., local time, at                        ,            , Minnesota, and any adjournments or postponements of the special meeting. At the special meeting, members of the cooperative as of the close of business on            , 2004 will be eligible to vote on a proposal to approve the conversion. In the conversion, each member would obtain limited liability company "units" issued by the newly-formed Delaware limited liability company, or "LLC". Specifically, the combination of each share of common stock of the cooperative and a proportionate amount of the patronage equities to be issued by the cooperative would be converted into a Class A unit in the LLC. This will result in an initial offering of the LLC's Class A units. No public market currently exists for these securities. Each member who votes "for" the proposed conversion will also be voluntarily agreeing to terminate his or her uniform marketing agreement with the cooperative.

        This document and the enclosed ballot form are first being mailed to members on or about            , 2004.

Matters To Be Considered

        The sole purpose of the special meeting will be to consider and vote upon a proposal to approve and ratify an Agreement and Plan of Merger between the cooperative and the LLC, pursuant to which the cooperative will be merged with and into the LLC, with the LLC as the surviving entity, and the members of the cooperative will become members of the LLC and receive one Class A unit of the LLC for the combination of each share of the cooperative's common stock they hold as of the effective date of the merger and the patronage equities associated with such share. A copy of the Agreement and Plan of Merger between the cooperative and the LLC is attached as Appendix A.

How You Can Vote

        You can vote on the proposed merger by completing and returning the enclosed ballot to Moore Stephens Frost, the cooperative's auditors, in the envelope provided. If you vote by mail, your ballot will not be counted unless it is received by Moore Stephens Frost by 10:00 a.m. local (            , Minnesota) time on            , 2004, or prior to any applicable adjournment or postponement of the meeting. Although you are encouraged to vote by mail, you may vote in person by attending the special meeting (and any adjournments or postponements of the meeting) and submitting your vote to Moore Stephens Frost on the enclosed ballot at that time. You may vote on the proposed conversion by using the enclosed ballot whether you vote by mail or in person. No procedures exist for a member to revoke a ballot once the ballot has been received.

Quorum; Who Can Vote; Vote Required

        A quorum of members must exist at the special meeting for the transaction of business including approval of the conversion. If at least 50 members are present or are represented by mail ballot at the special meeting, a quorum will exist. Abstentions will be counted as present for the purposes of determining the presence of a quorum at the special meeting.

        Members of the cooperative of record at the close of business on            , 2004 are entitled to notice of and may vote at the special meeting. Each member has one vote. The affirmative vote of a majority of the votes cast, in person or by mail, at the special meeting is required to approve the conversion. Abstentions will not be counted as votes cast.

        As of the            , 2004 record date for the determination of members of the cooperative eligible to vote, there were 706 voting members, of which eight are directors and the chief executive officer of the cooperative and their affiliates, representing approximately 1.1% of the total number of members and votes entitled to be cast. All of the directors and the chief executive officer have indicated that, as members, they will vote in favor of the conversion.

THE CONVERSION

General

        The LLC is a wholly-owned subsidiary of the cooperative. Subject to the terms and conditions of the Merger Agreement, the cooperative will merge with and into the LLC. The LLC will be the surviving entity. After this merger, the separate corporate existence of the cooperative will cease. All shares of common stock of the cooperative will be automatically cancelled. Upon the conversion, the directors and officers of the cooperative will be the managers and officers of the LLC.

Conversion of Common Stock

        Upon completion of the merger of the cooperative with and into the LLC, each member of the cooperative will be a member of the LLC and will cease to be a member of the cooperative. All outstanding shares of the cooperative's common stock will be converted automatically into Class A units issued by the LLC with the combination of each share of common stock in the cooperative and a proportionate amount of the patronage equities to be issued by the cooperative being converted into a Class A unit in the LLC.

Termination of Uniform Marketing Agreements

        As part of the conversion, we also intend to terminate the corn delivery program that has been in place since the cooperative's inception. To that end, each member who votes "for" the proposed conversion will also be voluntarily agreeing to terminate his or her uniform marketing agreement with the cooperative, with such termination to become effective if and when the conversion becomes effective. Because those members who vote against the proposed conversion will not have agreed to terminate their uniform marketing agreements, their agreements will survive the conversion. However, promptly following the conversion, the LLC will provide notice of termination under any remaining uniform marketing agreements, which, given the terms of the agreements, will take effect no later than            , 200 . And, pending the effectiveness of those terminations, the LLC (as the successor to the cooperative), pursuant to its rights under the uniform marketing agreements, intends to promptly reduce the amount of corn to be delivered under any remaining agreements to zero.

Reasons for the Conversion

        The structure and terms of the conversion from a Minnesota cooperative to a Delaware limited liability company were determined by the cooperative's Board of Directors and senior management after extensive investigation of the anticipated business, tax and other impacts on the cooperative and its members of either converting to another form of entity or remaining a cooperative. As discussed below, the decision to effect the conversion is a result of extensive internal discussion among the members of the Board of Directors of the cooperative.

        Over the past several years, and particularly in recent months, the Board of Directors and its management have carefully analyzed the cooperative's business and structure. As a result of that analysis, it has become apparent that significant structural changes were appropriate. After carefully exploring alternatives, the Board of Directors has determined that it is in the best interests of the cooperative and its members to effect the proposed conversion. Given the competitive nature of the egg industry, the Board of Directors and management believe that the business will require significant capital resources to fund on-going activities. If the business were to remain organized as a cooperative, it may need to look to its members for a portion of its capital requirements. In recent years, several attempts have been made to raise equity capital from the cooperative's current shareholders, to no material avail. We expect that conversion to a limited liability company will afford the business greater access to capital markets, which we believe is necessary to allow the business to keep pace with the growth, consolidation and cost structure within the industry. We also believe that the conversion from a cooperative to a limited liability company could improve the liquidity of your investment.

        Ultimately, the cooperative's Board of Directors based its final decision as to whether to convert to a LLC on a number of factors, including those summarized below.

  •
  If the conversion is completed, the LLC will be able to offer its units for sale to any potential investor, not just to agricultural producers who agree to deliver corn to the cooperative each year. As a result, we believe that there will be a broader range of potential investors who can be approached for capital investment into the business. As a value-added cooperative, the cooperative has two primary methods of obtaining equity capital for use in its business. First, the cooperative can issue shares of its common stock. However, those shares can only be offered to, and held by, agricultural producers who are willing to enter into a uniform marketing agreement to deliver corn to the cooperative each year. Those shares cannot be sold to investors who fall outside classification as an agricultural producer. Second, the cooperative's Bylaws provide that all member patrons will, through their patronage, furnish capital to the cooperative. Such patronage may be furnished by per-unit retains or through the distribution of less than 100% of the cooperative's patronage. To date, the cooperative has distributed a significant portion of its annual patronage-based earnings to its members in cash. If the conversion is not completed, the cooperative may need to modify its practices in regard to per-unit retains and cash distributions to meet capital requirements.

  •
  We believe that the conversion from a cooperative to a limited liability company could improve the liquidity of your investment because the limited liability company form, unlike the cooperative form, permits a broader range of investors. The cooperative form currently requires the business to limit its membership to producers of agricultural products and associations of agricultural producers. These limitations make it difficult for members to sell their equity interests in the cooperative. The Board of Directors and senior management believes that the liquidity of members' equity interests may be enhanced if ownership of the business is opened up to a broader range of investors, that is, non-producers. We believe it may be easier to sell your equity interests if the potential buyers can be either agricultural producers or non-producer investors. However, we do not expect that there will be a significant improvement in liquidity immediately following the conversion to a LLC, and we cannot assure you that the conversion to a LLC will ever improve your liquidity. Under the Limited Liability Company Agreement of the LLC, your Class A units will still be subject to various restrictions on transfer, including the need to obtain the consent of the Board of Managers.

  •
  The cooperative's Board of Directors and management have examined the impact of the corn delivery system, including the uniform marketing agreement, on the cooperative and its members during the period since the cooperative's inception. The cooperative's Board of Directors and management have come to the belief that the current corn delivery arrangement subjects the cooperative's members to certain costs and risks, including the risk of being required to deliver corn at a price below the then-current market price of the corn. As the cooperative's Board of Directors and management believe that the elimination of the corn delivery program will not have a material adverse impact on the cooperative's business, the ability to reduce the members' risks under the corn delivery program is attractive.

  •
  The Board of Directors determined that the likely tax impact of the conversion upon the cooperative and its members is acceptable. In evaluating the tax consequences of the conversion, the Board of Directors has relied, in part, on the valuation prepared by Greene Holcomb & Fisher LLC. (Greene Holcomb & Fisher LLC, a firm with expertise in such financial matters, had previously performed valuation and advisory work for the cooperative.)

  •
  As part of the conversion, we intend to eliminate the corn delivery program governed by the cooperative's uniform marketing agreement with each of its members. Following that change, any allocations of tax attributes or distributions of cash from the LLC to its members will be received in the member's new role as a passive investor. Given that role, we believe that any amounts received by a member in the LLC will not be subject to self-employment taxes. That result contrasts with the tax treatment of amounts received by a member from the cooperative in connection with the delivery of corn; such amounts are typically subject to self-employment tax in the case of individuals who patronize the cooperative directly or through a partnership.

        This discussion of factors considered by the cooperative's Board of Directors and management is not intended to be exhaustive, but is believed to include the material factors considered by them. In reaching its determination to approve and recommend the conversion, the Board of Directors considered the above issues and factors collectively without quantifying or assigning a greater weight to any one factor.

Recommendation of the Cooperative's Board of Directors

        The Board of Directors believes that it is in the best interests of the cooperative and its members to convert from a Minnesota cooperative to a Delaware limited liability company. Accordingly, the Board of Directors has unanimously approved the Merger Agreement. The Board of Directors recommends that members of the cooperative vote "FOR" adoption of the Merger Agreement. If the conversion is not consummated for any reason, the Board of Directors intend to continue to operate the business in a cooperative form.

Regulatory Approval

        Other than as necessary to comply with federal and state securities laws, no regulatory approvals must be obtained in connection with the proposed conversion.

Absence of Dissenters' Rights

        Members who object to the merger of the cooperative with and into the LLC will have no appraisal or dissenters' rights under Minnesota law.

Employee Benefit Plans

        Under the Merger Agreement, the LLC will honor all benefits accrued by the cooperative under any benefit plan, policy or arrangement in accordance with the respective terms of those benefit plans and to the extent required by law. All such benefit plans, policies or arrangements will continue to be in effect under the LLC.

Federal Securities Law Consequences

        Under the federal securities laws, units in the LLC received in the conversion by persons who are not affiliates under the Securities Act of 1933, as amended (the "Securities Act"), of the LLC may be resold immediately in transactions not involving an issuer, underwriter or dealer. Units received in the conversion by "affiliates" of the LLC may be resold only in compliance with Rule 144 under the Securities Act, in transactions that are exempt from registration under the Securities Act, or pursuant to further registration under the Securities Act. These restrictions are expected to apply to the directors and executive officers of the LLC.

        This document cannot be used in connection with resales of Class A units in the LLC received in the conversion by any person who may be deemed to be an affiliate of the cooperative or the LLC under the Securities Act.

Valuation Opinion

        The cooperative retained Greene Holcomb & Fisher LLC, pursuant to a letter agreement dated December 11, 2003, to render to the Board of Directors a valuation opinion as to (a) the fair market value of the equity of the cooperative immediately prior to the merger, or the "Company Equity Value," and (b) the fair market value of a Class A unit of the LLC immediately following the merger, or the "LLC Unit Value."

        Greene Holcomb & Fisher, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. Greene Holcomb & Fisher has previously performed certain other unrelated valuation and advisory work for the cooperative for customary fees.

        Pursuant to the engagement letter, on January 9, 2004, Greene Holcomb & Fisher delivered to the Board of Directors its written valuation opinion dated January 9, 2004. Based upon and subject to the assumptions, factors and limitations set forth in the valuation opinion and described below, Greene Holcomb & Fisher opined on January 9, 2004 that the Company Equity Value was estimated by Greene Holcomb & Fisher to be $30.4 million and the LLC Unit Value, assuming the issuance of 4,581,832 Class A units upon consummation of the merger, was estimated by Greene Holcomb & Fisher to be $4.07 per Class A unit.

        Greene Holcomb & Fisher's valuation opinion is directed to the Board of Directors and is not intended to be and does not constitute a recommendation to any stockholder of the cooperative as to how to vote with respect to the merger. Greene Holcomb & Fisher conducted various analyses of the cooperative and the LLC, but was not asked to and did not opine as to the basic business decision to proceed with or effect the merger, the relative merits of the merger compared to any alternative business strategy or transaction in which the cooperative might engage, the process by which the merger was originated, negotiated, approved or consummated, or any other term, condition or aspect of the merger. Greene Holcomb & Fisher made no representation as to the sufficiency, legal or otherwise, of its valuation opinion for the cooperative's purposes.

        The valuation opinion opined as to the Company Equity Value and the LLC Unit Value as of its date only, and except as contemplated by the engagement letter, Greene Holcomb & Fisher is not obligated to update, revise or reaffirm its valuation opinion. Events could occur which could materially affect the assumptions used in preparing the valuation opinion. Greene Holcomb & Fisher assumed, with the consent of the Board of Directors of the cooperative that, for purposes of its valuation opinion concerning Company Equity Value and LLC Unit Value, the merger occurred as of January 9, 2004.

        A copy of the valuation opinion is attached to this document as Appendix D and is incorporated in this information statement by reference. This summary of the valuation opinion is qualified in its entirety by reference to the full text of the valuation opinion. Stockholders of the cooperative should read the valuation opinion in its entirety. Greene Holcomb & Fisher has consented to the inclusion of its valuation opinion in this document.

        In arriving at the valuation opinion, Greene Holcomb & Fisher's review included:

  •
  a draft dated December 5, 2003 of a contemplated transaction agreement and the Agreement and Plan of Merger, each by and between the cooperative and the LLC;

  •
  a draft dated December 5, 2003 of the Limited Liability Company Agreement;

  •
  certain financial, operating and business information related to the cooperative on a stand-alone basis, including the cooperative's annual reports (with audited financial statements) for the fiscal years ended August 31, 1998-2002, the cooperative's audited financial statements for the fiscal year ended August 31, 2003, and the cooperative's unaudited financial statements for the three months ended November 30, 2003;

  •
  certain internal historical financial and other information of the cooperative and certain projected financial and other information of the cooperative and the LLC, prepared for financial planning purposes and furnished by the management of the cooperative, including the cooperative management's projections of the cooperative's and the LLC's financial performance for the fiscal years ending 2004-2008;

  •
  a visit to the cooperative's facility in Renville, Minnesota;

  •
  to the extent publicly available, financial data of selected public companies deemed comparable to the cooperative;

  •
  to the extent publicly available, financial data of selected transactions of companies deemed comparable to the cooperative;

  •
  a discounted cash flow analysis on the cooperative based on projections that were prepared by the cooperative's management; and

  •
  industry news relating to transactions in the poultry and egg processing marketplace and historical egg prices.

        In addition, Greene Holcomb & Fisher had discussions with members of the management of the cooperative concerning the financial condition, current operating results and business outlook for the cooperative and the LLC.

        The following is a summary of the material analyses and other information that Greene Holcomb & Fisher included in its valuation report to the Board of Directors:

Company Equity Value

        The term "Company Equity Value" used in the valuation opinion is understood to mean an estimated amount based on the value of the equity of the cooperative as a whole as of January 9, 2004, on a going concern, as if sold basis, between a willing buyer and a willing seller, neither being under compulsion, each having a reasonable knowledge of all relevant facts.

        Management of the cooperative, based on advice of the cooperative's tax counsel, determined that the existing net operating loss carry forwards of the cooperative will not survive the merger and therefore are not assets for which taxable gain or loss must be determined in the context of the conversion. Accordingly, at the direction of the cooperative's management, Greene Holcomb & Fisher did not, for purposes of determining Company Equity Value, ascribe any value to the net operating loss carry forwards of the cooperative.

LLC Unit Value

        For purposes of the valuation opinion and with the consent of the Board of Directors, Greene Holcomb & Fisher estimated the LLC Unit Value by applying minority and lack of marketability discounts, as appropriate, to each holder's ratable interest in the Company Equity Value to which the LLC will succeed in the merger. Management furnished to Greene Holcomb & Fisher information concerning the number of LLC units to be outstanding following the merger.

        A minority discount accounts for the difference between the value of the cooperative's equity as a whole (which includes control) and the value of the minority interest represented by each LLC Class A unit. To measure the minority discount, Greene Holcomb & Fisher reviewed the control premium paid in 102 selected acquisitions over the prevailing public market price of target companies and selected 70 transactions which met the following criteria:

  •
  transactions with a transaction value of less than $1 billion;

  •
  transactions completed between January 1, 2003 and December 10, 2003;

  •
  transactions where the targets were public companies; and

  •
  transactions with a positive premium of 70% or less.

        This analysis produced a 29.9% median premium paid over the target's stock price 30 days before the announcement of the acquisition. This 29.9% control premium equates to a 23.0% minority discount, which was applied to the results of Greene Holcomb & Fisher's discounted cash flow analysis and comparable transaction analysis described below.

        A lack of marketability discount accounts for an individual stockholder's inability to freely sell shares in the open market. Greene Holcomb & Fisher reviewed the results of approximately 15 studies conducted on the lack of marketability discount and arrived at the 20.0% discount applied to the discounted cash flow analysis, the comparable transaction analysis and the comparable public company analysis.

        The financial planning data furnished by the cooperative indicated, and Greene Holcomb & Fisher assumed at the Board of Directors' direction and with the Board of Directors' consent and in accordance with the management of the cooperative's projections that, for purposes of the LLC Unit Value, immediately following the merger, no material change in the business, operations, cash flows or capital structure (including that the Class A units are entitled to the entire residual value of the LLC) of the cooperative will occur by reason of the merger.

        Greene Holcomb & Fisher expressed no opinion regarding any potential tax or accounting consequences of the merger. Greene Holcomb & Fisher was not furnished any information concerning, nor did its analyses account for, any potential financial impact of any such tax or accounting consequences of the merger, including any such consequences arising by reason of differences in taxation of income between cooperative corporations and limited liability companies.

Valuation Summary

        Greene Holcomb & Fisher used three generally accepted valuation approaches in estimating the Company Equity Value and the LLC Unit Value and assigned relative weights to each analysis:

  •
  Discounted Cash Flow Analysis (60% weight).

  •
  Comparable Transaction Analysis (25% weight).

  •
  Comparable Public Company Analysis (15% weight).

        During the twelve months prior to the date of the Greene Holcomb & Fisher opinion, egg prices rose to ten-year highs. Liquid egg prices were $0.56 per whole liquid egg pound on January 5, 2004, far above the $0.31 per whole liquid egg pound one year ago and their $0.367 10-year average, yet below their peak of $0.80 reached on December 1, 2003. Management's projections of future results of operations reflect its view that recent egg prices were not sustainable over the long term. In preparing its valuation analysis, Greene Holcomb & Fisher accounted for this expectation by placing a 60% weight on the discounted cash flow analysis, which estimates value based on future projected cash flows when egg prices are assumed to have stabilized, rather than recent historical performance. In contrast, the comparable transaction analysis and the comparable public company analysis methods both rely on historical financial performance to estimate value. Greene Holcomb & Fisher placed 25% and 15% weights on these analyses, respectively. For purposes of conducting the comparable public company analysis, Greene Holcomb & Fisher selected and reviewed data from four public companies deemed comparable to the cooperative, two of which did not have sufficient valuation information. The third comparable company demonstrated volatile pricing behavior over the three months prior to the date of its opinion. For these reasons, Greene Holcomb & Fisher placed a 25% weight on the comparable transaction analysis and a 15% weight on the comparable public company analysis.

        Each analysis is described in detailed below. The analyses yield the following results (dollars in millions, except per unit amounts):

Company Equity Value By Valuation Method	Value	Weighting	Weighted Value
Discounted Cash Flow Analysis	$22.6	60.0%	$13.6
Comparable Transaction Analysis	$44.1	25.0%	$11.0
Comparable Public Company Analysis	$38.7	15.0%	$5.8

Company Equity Value		100.0%	$30.4
Unmarketable Minority Equity Value By Valuation Method	Value	Weighting	Weighted Value
Discounted Cash Flow Analysis	$12.9	60.0%	$7.7
Comparable Transaction Analysis	$25.1	25.0%	$6.3
Comparable Public Company Analysis	$31.0	15.0%	$4.6

Company Equity Value		100.0%	$18.7
LLC Class A Units to be Outstanding			4,581,832
LLC Unit Value			$4.07

Discounted Cash Flow Analysis

        Greene Holcomb & Fisher performed a discounted cash flow analysis for the cooperative in which it calculated the present value of the projected hypothetical future cash flows of the cooperative using internal financial planning data prepared by the cooperative's management. Greene Holcomb & Fisher estimated a range of theoretical values for the cooperative based on the net present value of the cooperative's projected annual cash flows from December 1, 2003 through August 31, 2008 and a terminal value for the cooperative in 2008 (calculated based on a multiple of 2008 operating cash flow). Greene Holcomb & Fisher applied a range of discount rates of 14% to 16% and a range of terminal value multiples of 4.0x to 5.0x forecasted 2008 earnings before interest, taxes, depreciation and amortization.

        Discount rates and multiples were determined by considering multiples from comparable transactions and trading multiples of comparable public companies. In addition, Greene Holcomb & Fisher also considered the commodity nature of the cooperative's business, the size of the cooperative's valuation relative to its competitors, its position in the industry, the inherent risk of improved performance in an increasingly competitive industry and Greene Holcomb & Fisher's recent experience in the mergers and acquisitions marketplace.

        This analysis resulted in the cooperative's company value ranging from a low of $45.8 million, a midpoint of $49.9 million (discount rate of 15% and terminal value multiple of 4.5x), and a high of $54.3 million.

        Greene Holcomb & Fisher utilized the midpoint company value to derive the Company Equity Value and the adjusted LLC equity value (in millions).

Description	Amount
Midpoint Company Value	$49.9
Less: Debt	$(35.1)
Plus: Cash	$7.8

Company Equity Value	$22.6
Minority Discount (23.0%)	$(5.2)
Lack of Marketability Discount (20%)	$(4.5)

Adjusted LLC Equity Value	$12.9

Comparable Transaction Analysis

        Greene Holcomb & Fisher reviewed 52 transactions involving companies that it deemed comparable to the cooperative and which met the following criteria:

  •
  target companies with selected SIC codes;

  •
  transactions announced between January 1, 1990 and January 9, 2004;

  •
  transactions valued at less than $200 million; and

  •
  transactions in which the acquirer purchased 90% or more of the target.

        This analysis produced multiples of selected valuation data as follows:

Company Value to EBITDA(1)
Low	4.4x
Mean	5.3x
Median	5.4x
High	5.9x

(1)
Earnings before interest, taxes, depreciation and amortization for each target company's last twelve-month period prior to the transaction.

        Greene Holcomb & Fisher utilized the mean resulting multiple of company value to EBITDA (5.3x) and derived an average Company Equity Value and an average adjusted LLC equity value (in millions of dollars). References to latest twelve month's EBITDA of the cooperative are for the period ended November 30, 2003.

	LTM (A)	Average of Fiscal 2001 to 2003 (B)	Average of (A) and (B)
Cooperative EBITDA	$18.3	$8.6
Mean Multiple of Company Value to EBITDA	5.3x	5.3x

Cooperative Value	$97.0	$45.8
Less: Debt	$(35.1)	$(35.1)
Plus: Cash	$7.8	$7.8

Company Equity Value	$69.7	$18.5
Average Company Equity Value			$44.1
Minority Discount (23.0%)	$(16.0)	$(4.3)
Lack of Marketability Discount (20.0%)	$(13.9)	$(3.7)

Adjusted LLC Equity Value	$39.7	$10.5
Average Adjusted LLC Equity Value			$25.1

Comparable Public Company Analysis

        Greene Holcomb & Fisher compared financial information and valuation ratios relating to the cooperative to corresponding data and ratios from the following four publicly traded companies:

  •
  Cagle's, Inc.

  •
  Cal-Maine Foods, Inc.

  •
  Lucille Farms Inc.

  •
  Sanderson Farms, Inc.

        Greene Holcomb & Fisher selected these public companies through discussions with the cooperative's management, by conducting industry research, and by reviewing companies operating in the egg and dairy processing industry. Due to several factors, including these companies' revenue, market breadth, and diversification of product offerings, none of these companies is directly comparable to the cooperative and, in some cases, rendered available data inadequate or not meaningful for purposes of analysis. However, these companies are similar enough to the cooperative and sufficient data was available to conclude that a comparable public company analysis was an appropriate metric to use in the valuation of the cooperative.

        This analysis produced multiples of selected valuation data as follows:

	Company Value to EBITDA(1)
Cagle's, Inc.	N/A	(2)
Cal-Maine Foods, Inc.	5.3x
Lucille Farms Inc.	N/M	(3)
Sanderson Farms, Inc.	4.6x
Average	4.9x

(1)
Earnings before interest, taxes, depreciation and amortization for each company's last reported twelve-month period.

(2)
No EBITDA valuation multiple is available because Cagle's, Inc. is unprofitable.

(3)
Not meaningful. Lucille Farms has a market capitalization under $5 million, yielding unreliable valuation information.

        Greene Holcomb & Fisher utilized the average resulting multiple of company value to EBITDA (4.9x) and derived an average Company Equity Value and an average adjusted LLC equity value (in millions of dollars). References to latest twelve month's EBITDA of the cooperative are for the period ended November 30, 2003.

	LTM (A)	Average of Fiscal 2001 to 2003 (B)	Average of (A) and (B)
Cooperative EBITDA	$18.3	$8.6
Average Multiple of Company Value to EBITDA	4.9x	4.9x

Cooperative Value	$89.7	$42.3
Less: Debt	$(35.1)	$(35.1)
Plus: Cash	$7.8	$7.8

Company Equity Value	$62.4	$15.0
Average Company Equity Value			$38.7
Minority Discount (23.0%)	$(0)	$(0)
Lack of Marketability Discount (20.0%)	$(12.5)	$(3.0)

Adjusted LLC Equity Value	$49.9	$12.0
Average Adjusted LLC Equity Value			$31.0

        For purposes of the valuation opinion, Greene Holcomb & Fisher relied upon and assumed the accuracy and completeness of the projections, financial and other information made available to it and did not assume responsibility for independent verification of such information. Greene Holcomb & Fisher relied upon the assurances of the management of the cooperative that the information provided to Greene Holcomb & Fisher by the cooperative was prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates and judgment of management, and that management was not aware of any information or facts that would make the information provided to Greene Holcomb & Fisher incomplete or misleading. Greene Holcomb & Fisher expressed no opinion as to such financial planning data and other business outlook information or the assumptions on which they are based.

        Greene Holcomb & Fisher assumed the merger will be consummated pursuant to the terms of the Merger Agreement without material modifications thereto and without waiver by any party of any material conditions or obligations thereunder. In addition, in arriving at its opinion, Greene Holcomb & Fisher assumed that, in the course of obtaining any necessary regulatory approvals for the merger, no restrictions, including any divestiture requirements, will be imposed that would have a material adverse effect on the contemplated benefits of the merger.

        In arriving at its opinion, Greene Holcomb & Fisher did not perform any appraisals or valuations of any specific assets or liabilities (contingent or other) of the cooperative, did not make any physical inspection of tangible assets, and was not furnished with any such appraisals or valuations.

        The summary of Greene Holcomb & Fisher's analyses set forth above does not purport to be a complete description of the analyses or factors underlying Greene Holcomb & Fisher's valuation opinion. The preparation of a valuation opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Greene Holcomb & Fisher believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

        With respect to the comparable public company analysis and the comparable transaction analysis summarized above, no company or transaction utilized as a comparison is identical to the merger, the cooperative or the LLC and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading values of the companies concerned. Similarly, complex considerations and judgments affect a discounted cash flow analysis. As a result, the estimated values set forth in the valuation opinion should not be considered equivalent to actual values that might be realized in the context of an actual transaction, which may be higher or lower.

        Under the terms of the engagement letter, the cooperative has agreed to pay Greene Holcomb & Fisher a customary fee for rendering its valuation opinion that is not contingent upon the merger. Whether or not the merger is consummated, the cooperative has agreed to pay the reasonable out-of-pocket expenses of Greene Holcomb & Fisher and to indemnify Greene Holcomb & Fisher against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of Greene Holcomb & Fisher by the Board of Directors.

Tax Treatment

        The conversion will be a taxable event to the cooperative and its members. Please see Federal Income Tax Considerations for a discussion of important tax matters.

Accounting Treatment

        For financial statement purposes, the conversion will be accounted for as a merger between entities under common control. Accordingly, the LLC will record the value of the assets and the liabilities transferred at their carrying amounts on the records of the cooperative, and will recognize no goodwill or intangible asset in connection with the transaction. This accounting is in accordance with Statement of Financial Accounting Standards 141, "Business Combinations," which states that the term "business combination" excludes transfers of net assets or exchanges of shares between entities under common control.

Effect Upon Loans Secured By Common Stock

        Upon the conversion to a limited liability company, members of the cooperative will receive Class A units in the LLC and will relinquish ownership of their shares of common stock of the cooperative. If a member of the cooperative has secured a loan with that common stock, the effect of the conversion upon that loan may vary depending on the terms of that loan and the nature and preference of the lender. Members who have secured loans using common stock may wish to consult with their lending institutions to determine if their lenders will require new assignments of security interest in the Class A units or other new collateral to support those loans.

THE MERGER AGREEMENT

        The following is a summary of the material terms of the Merger Agreement between the cooperative and the LLC. The agreement is formally entitled the "Agreement and Plan of Merger." For more detailed information about these transactions, we encourage you to read the agreement which is included in Appendix A and incorporated by reference into this document.

Conditions to Consummation of the Merger

        The obligations of the parties to consummate the merger are subject to the satisfaction or waiver, where permissible, of the following conditions at or prior to the consummation of the merger:

  •
  Approval by the members of the cooperative of the Merger Agreement;

  •
  The effectiveness of the registration statement of which this document constitutes a part, and no Securities and Exchange Commission proceedings to stop the effectiveness are underway;

  •
  Receipt of all consents necessary in connection with the merger, including those from the cooperative's lenders;

  •
  All actions, proceedings and documents necessary to carry out the merger shall be reasonably satisfactory to the parties.

        Because the cooperative controls the LLC, the cooperative may waive or cause to be waived any of the conditions precedent to the conversion. However, the cooperative does not intend to waive or cause to be waived any condition if the failure of the condition would have a material adverse effect on the business or operations of the LLC post-conversion. For example, we do not intend to complete the conversion if the cooperative has not obtained the approval of its members, the registration statement has not been declared effective, or the cooperative has not obtained the consent of its senior lenders.

Termination

        The Merger Agreement may be terminated and the merger may be abandoned at any time prior to its consummation by:

  •
  The cooperative or the LLC if members of the cooperative fail to approve the merger of the cooperative with and into the LLC.

  •
  Written notice of termination delivered by either the cooperative or the LLC; or

  •
  Any party if the conversion has not been consummated on or before December 31, 2004.

Amendment

        The terms of the Merger Agreement may be amended or supplemented at any time by mutual agreement, although consent would be a formality to the extent that the cooperative controls the LLC.

Effective Time

        The merger of the cooperative with and into the LLC will take effect on the date on which articles of merger are filed with the Minnesota Secretary of State and a certificate of merger is filed with the Delaware Secretary of State. If the merger is approved, we anticipate that the closing and the filing of these documents will take place as soon as practicable following the member vote.

Indemnification and Insurance

        From and after the consummation of the merger, the LLC has agreed to indemnify each present and former director, officer, employee or agent of the cooperative. The LLC has also agreed to indemnify each person who, while a director or officer of the cooperative and at the request of the cooperative, serves or has served another corporation, cooperative, partnership, joint venture, or other enterprise as a director, officer or partner. This indemnification obligation covers any losses, claims, damages, liabilities, or expenses arising out of or pertaining to matters existing or occurring at or before the consummation of the merger, whether asserted or claimed before or after the consummation of the merger, to the fullest extent permitted by law. The LLC may purchase insurance coverage against these losses, claims or expenses, but is not obligated to do so.

INTERESTS OF CERTAIN PERSONS IN THE CONVERSION

        In considering whether to approve the conversion, members of the cooperative should be aware that the directors, officers and certain members of management of the cooperative have interests in the conversion in addition to their interests solely as members of the cooperative, as described below.

Indemnification

        The Merger Agreement provides that the cooperative's directors and officers will have rights to indemnification for all acts or omissions occurring at or before the conversion to the fullest extent permitted by law. The LLC may maintain insurance for such acts or omissions. The Securities and Exchange Commission advises that indemnification for securities law violations is against public policy and may be unenforceable.

Treatment of Member Equity

        Since Midwest Investors of Renville, Inc. is a cooperative with voting rights arising from membership, each member of the cooperative has equal voting rights of one vote per member. Under the terms of the Merger Agreement, at the time the merger is completed, each outstanding share of common stock of the cooperative will be converted into one Class A unit in the LLC. The Limited Liability Company Agreement of the LLC provides that each member of the LLC will have voting rights in proportion to the number of Class A units held. As a result, members holding a greater number of shares of common stock of the cooperative prior to the conversion will have proportionately greater voting control in the LLC following the conversion.

        As of the                        , 2004 record date for the determination of members of the cooperative eligible to vote, there were 706 voting members of the cooperative. The seven directors and the chief executive officer of the cooperative as a group represent 1.1% of the cooperative's voting members and beneficially own 143,056 shares of common stock, or approximately 3.1% of the cooperative's total issued and outstanding common stock. As a result, if the conversion had been completed on that date, these persons would beneficially own 143,056 Class A units in the LLC, or approximately 3.1% of the LLC's total issued and outstanding Class A units. Because of this, these persons will have greater influence over matters submitted to a vote of the membership of the LLC than they had over matters voted upon by the membership of the cooperative. No director or executive officer owns beneficially more than 1.3% of the cooperative's issued and outstanding common stock.

Board Representation and Management

        The individuals serving on the Board of Directors of the cooperative and management are expected to continue to serve in substantially the same capacities for the LLC following the conversion.

PRO FORMA FINANCIAL INFORMATION OF THE LLC

        Pursuant to the Merger Agreement, the cooperative would merge with and into the LLC if the conversion is completed. The following table presents summary historical financial information of the cooperative and unaudited pro forma financial information of the LLC. The historical information presented as of and for the fiscal years ended August 31, 2000, 2001, 2002 and 2003 is derived from the cooperative's financial statements, which have been audited by Moore Stephens Frost, independent auditors. The historical information presented as of and for the fiscal year ended August 31, 1999 and the three months ended November 30, 2002 and 2003 is unaudited. The unaudited pro forma income statement information is computed as if the conversion from a cooperative to a limited liability company had been consummated on September 1, 1998. The unaudited pro forma balance sheet information is computed as if the transaction had been consummated on November 30, 2003. We encourage you to read the financial information presented below along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the financial statements and related notes included at the end of this document.

        For financial statement purposes, the conversion will be accounted for as a merger of entities under common control. Accordingly, the LLC will record the value of the assets and the liabilities transferred at their carrying amounts on the records of the cooperative, and will recognize no goodwill or intangible asset in connection with the transaction. The unaudited pro forma financial information presented below reflects related required preliminary pro forma adjustments, and is based on available information and various assumptions which management of the cooperative believes are reasonable. Significant assumptions made in deriving the pro forma information presented below include the following:

  •
  The cooperative would have utilized operating loss carryforwards and patronage dividends to eliminate tax expense and liability for the three month period ended November 30, 2003.

  •
  The deferred tax asset would have been utilized fully in the conversion, and would not be transferable to the LLC.

  •
  As the LLC will be treated as a partnership for federal income tax purposes, no provision for income taxes would have been recognized for the periods presented.

        The unaudited pro forma financial information is provided for illustrative purposes only and does not necessarily reflect what the results of operations or financial position of the LLC would have been if the conversion had actually occurred on the dates specified.

Pro Forma Financial Information Of The LLC
(in thousands, except share and per share data)

	Year Ended August 31,
													Three Months Ended November 30, 2003
	1999			2000			2001		2002		2003
	Historical (Cooperative)	Pro Forma (LLC)		Historical (Cooperative)	Pro Forma (LLC)		Historical (Cooperative)	Pro Forma (LLC)	Historical (Cooperative)	Pro Forma (LLC)	Historical (Cooperative)	Pro Forma (LLC)	Historical (Cooperative)	Pro Forma (LLC)
	(unaudited)	(unaudited)			(unaudited)			(unaudited)		(unaudited)		(unaudited)	(unaudited)	(unaudited)
Income Statement Data:
Revenues	$20,344	$20,344		$20,737	$20,737		$35,215	$35,215	$46,169	$46,169	$53,052	$53,052	$20,471	$20,471
Cost of goods sold	15,638	15,638		17,294	17,294		30,658	30,658	40,535	40,535	42,437	42,437	11,983	11,983

Gross profit	4,706	4,706		3,443	3,443		4,557	4,557	5,634	5,634	10,615	10,615	8,488	8,488
Operating expenses	1,476	1,476		1,559	1,559		2,495	2,495	3,339	3,339	3,208	3,208	1,333	1,333

Income from Operations	3,230	3,230		1,884	1,884		2,062	2,062	2,295	2,295	7,407	7,407	7,155	7,155
Interest expense	(861)	(861)		(1,038)	(1,038)		(2,314)	(2,314)	(3,466)	(3,466)	(3,520)	(3,520)	(778)	(778)
Other income	359	359		284	284		650	650	385	385	509	509	119	119

Income (loss) before income taxes	2,728	2,728		1,130	1,130		398	398	(786)	(786)	4,396	4,396	6,496	6,496
Income taxes	161	—	(1)	2	—	(1)	—	—	—	—	—	—	—	—

Net income (loss)	$2,567	$2,728		$1,128	$1,130		$398	$398	$(786)	$(786)	$4,396	$4,396	$6,496	$6,496

Weighted average common shares or Class A units outstanding	3,295,537	3,295,537		3,868,232	3,868,232		4,189,832	4,189,832	4,388,517	4,388,517	4,581,832	4,581,832	4,581,832	4,581,832
Net income (loss) per common share or Class A unit	$0.78	$0.83	(1)	$0.29	$0.29		$0. 09	$0. 09	$(0.18)	$(0.18)	$0.96	$0.96	$1.42	$1.42

Distributions per common share or Class A unit	$0.55	$0.55		$0.07	$0.07		$0.04	$0.04	$—	$—	$—	$—	$0.40	$0.40

(1) Income taxes of $161 and $2 for the years ended August 31, 1999 and 2000, respectively, were adjusted to zero in accordance with the last assumption described above.

	As of November 30, 2003
	Historical (Cooperative)	Adjustments	Pro Forma (LLC)
	(unaudited)		(unaudited)
Balance Sheet Data:
Current assets	$23,932	—	$23,932
Property, plant and equipment	38,529	—	38,529
Other assets	8,588	(236)	8,352

Total assets	$71,049	(236)	$70,813

Current liabilities	$7,146	—	$7,146
Long-term debt, less current maturities	32,647	—	32,647
Total patrons' equities	$31,256	(236)	$31,020
Common shares or Class A units outstanding	4,581,832	—	4,581,832
Book value per common share or Class A unit	$6.82	(.05)	$6.77

SELECTED FINANCIAL DATA OF THE COOPERATIVE

        The following table sets forth selected financial data of Midwest Investors of Renville, Inc. (d.b.a. "Golden Oval Eggs"), which will be the predecessor of Golden Oval Eggs, LLC if the conversion is consummated. The information presented as of and for the fiscal years ended August 31, 2000, 2001, 2002 and 2003 is derived from the cooperative's financial statements, which have been audited by Moore Stephens Frost, independent auditors. The information presented as of and for the fiscal year ended August 31, 1999 and the three months ended November 30, 2002 and 2003 is unaudited. In the opinion of management, all adjustments (consisting of normal recurring items) considered necessary for a fair presentation have been included in the unaudited information. Interim results are not necessarily indicative of results for a full year.

        We encourage you to read the financial data presented below along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the financial statements and related notes included at the end of this document.

Selected Financial Data of the Cooperative
(in thousands, except share and per share data)

	Year Ended August 31,					Three Months Ended November 30,
	1999	2000	2001	2002	2003	2002	2003
	(Unaudited)					(Unaudited)	(Unaudited)
Income Statement Data:
Revenues	$20,344	$20,737	$35,215	$46,169	$53,052	$12,152	$20,471
Cost of goods sold	15,638	17,294	30,658	40,535	42,437	10,595	11,983

Gross profit	4,706	3,443	4,557	5,634	10,615	1,557	8,488
Operating expenses	1,476	1,559	2,495	3,339	3,208	781	1,333

Income from Operations	3,230	1,884	2,062	2,295	7,407	776	7,155
Interest expense	(861)	(1,038)	(2,314)	(3,466)	(3,520)	(852)	(778)
Other income	359	284	650	385	509	112	119

Income (loss) before income taxes	2,728	1,130	398	(786)	4,396	36	6,496
Income taxes	161	2	—	—	—	—	—

Net income (loss)	$2,567	$1,128	$398	$(786)	$4,396	$36	$6,496

Weighted average common shares outstanding	3,295,537	3,868,232	4,189,832	4,388,517	4,581,832	4,581,832	4,581,832
Net income (loss) per common share	$0.78	$0.29	$0.09	$(0.18)	$0.96	$0.01	$1.42

Distributions per common share	$0.55	$0.07	$0. 04	$—	$—	$—	$0.40

	As of August 31,
						As of November 30, 2003
	1999	2000	2001	2002	2003
						(Unaudited)
Balance Sheet Data:
Current assets	$12,796	$19,337	$15,619	$14,420	$18,211	$23,932
Property, plant and equipment	14,926	37,967	46,346	42,537	38,118	38,529
Other assets	5,506	5,528	5,618	9,815	8,531	8,588

Total assets	$33,228	$62,832	$67,583	$66,772	$64,860	$71,049

Current liabilities	$1,838	$6,173	$9,591	$8,965	$6,025	$7,146
Long-term debt, less current maturities	11,727	36,384	37,624	35,309	32,804	32,647
Total patrons' equities	$19,663	$20,275	$20,368	$22,498	$26,031	$31,256
Common shares outstanding	3,868,232	3,868,232	4,189,832	4,581,832	4,581,832	4,581,832
Book value per common share	$5.08	$5.24	$4.86	$4.91	$5.68	$6.82

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        We encourage you to read the following discussion in conjunction with the cooperative's financial statements, the notes thereto and the other financial data included elsewhere in this document. The following discussion contains forward-looking statements. These statements are subject to risks and uncertainties, including those under the heading entitled "Risk Factors," that could cause actual results to differ materially from those anticipated. Because the LLC will be the successor of the cooperative, the following discussion will generally be equally applicable to the LLC on a going-forward basis.

Forward-Looking Statements

        The following discussion contains forward-looking statements. Such statements are based on assumptions by the cooperative's management, as of the date of this document, and are subject to risks and uncertainties, including those discussed under "Risk Factors" in this document, that could cause actual results to differ materially from those anticipated. The cooperative and the LLC caution readers not to place undue reliance on such forward-looking statements.

Overview

        The cooperative is engaged in the production, breaking, and sale of non-pasteurized liquid whole eggs, liquid whites, and liquid yolks. The cooperative's operations are integrated from the production of eggs, processing of those eggs into liquid eggs, and the transportation of the liquid eggs. The cooperative currently ranks in the top 15 in the nation for production of shell eggs and in the top 10 for the processing of shell eggs to liquid eggs. The cooperative primarily markets its liquid eggs to further processors of egg products.

        The cooperative's operating income or loss is significantly affected by wholesale liquid egg prices, which can fluctuate widely and are outside of the cooperative's control. Liquid eggs are a commodity product and prices fluctuate in response to supply /demand factors.

        The cooperative's cost of production is materially affected by feed costs, which average approximately 40% of the cooperative's total costs. Changes in feed costs result in changes in the cooperative's costs of goods sold. The cost of feed ingredients is affected by a number of supply and demand factors such as crop production and weather, and other factors, such as the level of grain exports, over which the cooperative has little or no control.

        Following several years of attractive profits, the cooperative experienced a period of low earnings and one net loss year in fiscal 2002. The primary reason for these results was an industry wide overproduction of eggs in North America ahead of retail and food service demand. This supply/demand imbalance caused egg prices to fall to levels that made most egg producers and processors marginally profitable to unprofitable from 1998 through 2002.

        Since the middle of 2003, however, egg prices have dramatically increased to record levels. This increase is due to several factors, including: (1) shutdown of several egg production facilities for economic reasons; (2) reduction in the number of laying hens (layers) due to the implementation of animal welfare standards; (3) reduction in layers due to the outbreak of Exotic Newcastle Disease in the Southwest and on the West Coast; and (4) increased demand for eggs and egg products due to the number of Americans switching to some form of high protein/low carbohydrate diets.

        Presently, the egg market continues to hover around record high prices, which has sustained a high profit margin for the cooperative in the first quarter of fiscal 2004. These profit margins far outstrip historical profit margins of the cooperative since inception. While these prices are not guaranteed to stay at these levels, most industry watchers have pegged the market to stay at levels that will sustain solid profitability for the balance of fiscal 2004. The cooperative's management believes, barring new impacts on the industry from unforeseen circumstances, that prices for eggs will return to a level closer to historical averages. In response to the current favorable market, the cooperative has begun construction of additional production facilities at its site in Thompson, Iowa, including additional layer barns, a feed mill and a shell dryer. In addition, the cooperative will continue to tightly manage its risk management profile by seeking ways to minimize volatility in its operating margins.

Results Of Operations

  Three Months Ended November 30, 2003 Compared To Three Months Ended November 30, 2002

        Revenues.    Revenues for the first three months of fiscal 2004 were $20.5 million, an increase of $8.3 million or 68.5% as compared to the first three months of fiscal 2003. This increase in revenues was due primarily to the increase in total pounds of egg products sold and egg product selling prices during the first three months of fiscal 2004 as compared with the first three months of fiscal 2003. Pounds sold for the first three months of fiscal 2004 were 38.2 million, an increase of 2.3 million or 6.4% as compared to the first three months of fiscal 2003. Domestic demand for eggs is strong, which has resulted in higher selling prices during the first three months of fiscal 2004. The cooperative's average selling price per pound for the first three months of fiscal 2004 was $.5364, compared to $.3389 for the first three months of fiscal 2003, an increase of 58.3%. The cooperative's average selling price is the blended price for liquid whole eggs, liquid egg whites and liquid egg yolks.

        Cost of goods sold.    Cost of goods sold for the first three months of fiscal 2004 was $12.0 million, an increase of $1.4 million or 13.1% as compared to the first three months of fiscal 2003. The increase is due to an increase in the cost of eggs purchased from third parties for the cooperative's off-line production and an increase in the cost of feed. The cooperative buys a significant number of shell eggs from third parties for processing at its Renville egg breaking facility. The cost of these eggs for the first three months of fiscal 2004 increased $.9 million or 85.5% as compared to the first three months of fiscal 2003. Over this same period, feed costs increased by $.6 million or 12.7%.

        Operating expenses.    Operating expenses for the first three months of fiscal 2004 were $1.3 million, an increase of $.6 million or 70.7% as compared to the first three months of fiscal 2003. Increased fringe benefit costs account for approximately $.5 million of the increase.

        Total other expense.    Total other expense for the first three months of fiscal 2004 was $.7 million, a decrease of $81,000 or 10.9% as compared to the first three months of fiscal 2003. This reduction was the result of lower interest expense due to lower debt balances.

  Fiscal Year Ended August 31, 2003 Compared To Fiscal Year Ended August 31, 2002

        Revenues.    For the fiscal year ended August 31, 2003, revenues were $53.1 million, an increase of $6.9 million or 14.9% as compared to the fiscal year ended August 31, 2002. While liquid pounds sold by the cooperative remained virtually unchanged between the two years, the average selling price for the eggs was $.3635 per pound for fiscal 2003, an increase of $.0473 per pound or 15% compared to an average price of $.3162 in fiscal 2002. The increase in revenues was due to the increased market price for liquid whole eggs, liquid egg whites and liquid egg yolks sold by the cooperative.

        Cost of goods sold.    Cost of goods sold for fiscal 2003 was $42.4 million, an increase of $1.9 million or 4.7% as compared to fiscal 2002. Feed costs accounted for most of the change with a $1.1 million increase from fiscal 2002 to fiscal 2003. The remaining increase in costs came from a variety of other factors, with no one factor accounting for a meaningful component of the remaining increase.

        Operating expenses.    Operating expenses for fiscal 2003 were $3.2 million, an decrease of $.1 million or 3.9% as compared to fiscal 2002. No one factor accounted for a meaningful amount of the decrease.

        Total other expense.    Total other expense for fiscal 2003 was $3.0 million, a decrease of $70,000 or 2.3%, as compared to fiscal 2002. An increase of $120,000 from litter and inedible egg sales was partially offset by an increase of $50,000 in interest expense.

  Fiscal Year Ended August 31, 2002 Compared To Fiscal Year Ended August 31, 2001

        Revenues.    Revenues for fiscal 2002 were $46.2 million, an increase of $11.0 million or 31.1% as compared to fiscal 2001. Liquid pounds sold by the cooperative in fiscal 2002 were 146 million pounds, an increase of 40 million pounds, or 37.7%, compared to 106 million pounds sold in fiscal 2001. This increase in pounds sold was the result of the cooperative finishing the first half of the Thompson facility. The cooperative's average selling price in fiscal 2002 was $.3162 per pound, a decrease of $.0161, or 4.8%, as compared to $.3323 per pound in fiscal 2001. The increase in pounds sold was offset by the reduction in selling price to account for the increased revenues.

        Cost of goods sold.    Cost of goods sold for fiscal 2002 was $40.5, an increase of $9.9 million or 32.2% as compared to fiscal 2001. Feed costs for fiscal 2002 were $16.7 million, an increase of $4.9 million or 41% as compared with fiscal 2001. Production costs at the Thompson, Iowa facility increased $4.2 million in fiscal 2002 as compared with fiscal 2001. Both the increase in feed costs and the increase in production costs in Thompson were primarily the result of the increased production referenced above. The remaining increase in costs came from a variety of other factors, with no one factor accounting for a meaningful component of the remaining increase.

        Operating expenses.    Operating expenses for fiscal 2002 were $3.3 million, an increase of $0.8 million, or 33.8%, as compared fiscal 2001. The increase in operating costs were primarily the result of the increase in production referenced above.

        Total other expense.    Total other expense for fiscal 2002 was $3.1 million, an increase of $1.4 million, or 85.2%, as compared to fiscal 2001. Interest expense accounted for $1.2 million of the increase. The increase in interest was due to the increase in debt taken on to complete the build out of the Thompson production and processing facility.

Liquidity and Capital Resources

        The cooperative's working capital at November 30, 2003 was $16.8 million compared to $12.2 million at November 30, 2002. The cooperative's current ratio was 3.3 at November 30, 2003 compared to 3.0 at November 30, 2002. The cooperative has established a $5.5 million working capital line of credit with US Bank. Currently, there is no amount outstanding under the line of credit. This credit line, which protects the cooperative from seasonal cash fluctuations, terminates on December 31, 2004. The cooperative expects that cash flow from operations and proceeds from its existing credit lines will be sufficient to fund operations, to provide adequate capital expenditures (excluding major expansions beyond the current expansion), and to make distributions to its members for the next three to five years.

        The production and processing plants were built over the course of the last ten years with completion of the Renville production and processing facility in 1996 and the production and processing completed at Thompson in 2001. Capital expenditures totaled $.3 million in 2003 and $1.3 million in 2002. Capital expenditures in the current year will be approximately $14 million and the projection for next year is approximately $2 million. The cooperative has committed to contracts on the construction projects totaling approximately $10 million, with approximately $9 million remaining to be paid under those contracts. In addition, the cooperative's expansion will necessitate increases in inventory of approximately $2 million, which would be financed by trade credit and amounts available for borrowing under the cooperative's credit lines. Future plans call for significant capital expenditures with the scheduled completion of the Thompson facilities to occur as product demand dictates and the construction of further processing facilities at either or both Renville and Thompson.

        The cooperative's long-term debt at November 30, 2003, including current maturities, was $35.1 million compared to $39.8 at November 30, 2002. Substantially all trade receivables and inventories collateralize the cooperative's line of credit and property, plant and equipment collateralize the cooperative's long-term debt under its loan agreements. The cooperative is required by certain provisions of its loan agreements to maintain (1) a minimum tangible net worth of not less than $16.5 million; (2) total liabilities to tangible net worth ratio of no more than 3:1; (3) working capital of no less than $3.5 million; (4) an interest coverage ratio of no less than 2:1; (5) a fixed charge coverage ratio no greater than 1:1; (6) capital expenditures not to exceed $.6 million or the amount that will create a fixed charge coverage ratio greater than 1:1; and (7) a debt to net worth ratio of no more than 2:1. In addition, these provisions restrict the cooperative's ability to make distributions, create liens, incur indebtedness and sell assets and properties. As of November 30, 2003, the cooperative was in compliance with these covenants.

        Net cash flow from operations was $7.3 million for the first three months of fiscal 2004. This level of cash flow was the result of high profit margins resulting from the record high egg sales prices. This cash flow has allowed the cooperative to (1) pay $1.5 million towards the Thompson expansion, (2) make a $1.8 million distribution to its shareholders, (3) to set aside $1.5 million to a restricted cash account to be used to pay the 2001 bond debt and (4) to increase its cash on hand to $4.9 million.

        Net cash flow from operations improved to $6.3 million in fiscal 2003 from $3.2 million in fiscal 2002. This improvement was a result of improved gross margins. The benefit of increased cash flows from operations and flat capital expenditure requirements in fiscal 2003 allowed the cooperative to pay down the revolving line of credit by $3.0 million and to reduce long-term debt by $2.4 million.

Hedging Activities

        The cooperative follows a policy of managing its risk of future grain price and finished margin fluctuations by hedging in established commodities markets through the use of futures and options. As grain is used in the feed manufacturing process, realized gains or losses and option premiums on these positions are recognized as a component of that cost. Hedges are generally tied to corn and soy meal related sales contracts to establish a fixed margin on these sales contracts.

Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations." This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset, except for certain obligations of lessees. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The cooperative adopted Statement No. 143 effective September 1, 2002. The cooperative has reviewed its assets and believes it has no assets which will require funds to retire in the future.

        In April 2003, the Financial Accounting Standards Board issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends Statement of Financial Accounting Standards No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The standard is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The cooperative's adoption of Statement No. 149 did not have a material impact on its financial position or results of operations.

        In May 2003, the Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity." This statement establishes how an issuer classifies and measures certain freestanding financial instruments with characteristics of liabilities and equity and requires that such instruments be classified as liabilities. The standard is effective for financial instruments entered into or modified after May 31, 2003. The cooperative's adoption of Statement No. 150 did not have a material impact on its financial position or results of operations.

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." This interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. A variable interest entity results from interests in an entity through ownership, contractual relationships, or other pecuniary interest. Under current accounting guidance, entities are generally consolidated by an enterprise only when it has a controlling financial interest through ownership of a majority voting interest in the entity. The cooperative has interests in various affiliates established for the purpose of finished feed production, technology services and rental of real estate. The creditors of the entities do not have recourse to the cooperative. The cooperative is currently evaluating the effects of the issuance of Interpretation No. 46 on the accounting for its ownership interests in these entities.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, commodity prices, exchange rates, equity prices and other market changes. Market risk is attributed to all market-risk sensitive financial instruments, including long-term debt.

        The cooperative and the LLC do not believe they are subject to any material market risk exposure with respect to interest rates, commodity prices, exchange rates, equity prices, or other market changes that would require disclosure.

Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	32,803,565	2,502,400	5,189,382	5,288,592	22,066,683
Operating Leases	2,015,643	230,969	414,071	282,248	1,088,355
Construction Obligations	9,358,141	9,358,141	—	—	—
Total	44,177,349	12,091,510	5,603,453	5.570.840	23.155.038

BUSINESS

        To the extent that the LLC will be the successor of the cooperative and will continue to operate the business of the cooperative, unless indicated otherwise, the following discussion, as it applies to the cooperative, is equally applicable to the LLC, and vice versa.

Overview

        The cooperative is a member-owned Minnesota cooperative that is primarily engaged in the business of producing and processing egg products. The cooperative was incorporated on March 17, 1994. The cooperative's fiscal year is from September 1 to August 31. Its principal office is located at 340 Dupont Avenue NE, Renville, Minnesota 56284. The telephone number is 320-329-8182.

        The cooperative's output consists of liquid whole egg, liquid egg white and liquid egg yolk. The egg products produced by the cooperative are sold on a direct basis to companies who further process the raw liquid egg into various finished egg products such as dried eggs, frozen, hard cooked, extended shelf-life liquid, pre-cooked egg patties, specialty egg products, etc. Institutional, food service, restaurants, and food manufacturers in turn purchase these further processed products.

        The cooperative has seen its production increase from approximately 7 million liquid pounds in 1995 to approximately 146 million in 2003. When the current construction of additional layer barns at the Thompson facility is complete, the cooperative expects to have the capacity to produce approximately 175 million liquid pounds of products annually. When the second phase of the Thompson facility is completed, the cooperative expects to reach an annual production capacity of 225 million pounds. The egg industry has been consolidating as producers and processors try to meet the needs of their large customers. We believe that these large customers are looking for a reduced number of reliable suppliers that can give them the high quality product that they need.

        The cooperative had revenues of approximately $53.0 million during fiscal 2003 (ending August 31, 2003), approximately $46.2 million during fiscal year 2002 (ending August 31, 2002) and approximately $35.2 million during fiscal 2001 (ending August 31, 2001).

Facilities and Production

        The cooperative maintains production and processing facilities at both its original 60-acre site in Renville, Minnesota and a second 240-acre site northeast of Thompson, Iowa. The land on which the Thompson facilities are located is leased from Midwest Investors of Iowa, Cooperative. At each location, the cooperative maintains a large layer flock for "in-line" production of eggs.

        The laying barns are equipped with high-rise turbo ventilation systems which are designed to promote better bird health, improved pest control, uniform temperatures and a purer environment for employees working at the facility. The turbo ventilation system dries poultry litter to approximately 15% moisture, which greatly reduces any odor. The dried poultry litter also results in less tonnage being transported to area farm fields for application. The dried poultry litter is marketed to local farmers for its nutrient value to be applied as a soil amendment to farm fields located in the vicinity of the facility.

        After the eggs are produced, they are processed into liquid egg products at one of the cooperative's two egg breaking facilities. The in-line processing facility receives the shell eggs via a conveyor belt directly from the layer barns. At the Renville site, supplementary equipment also allows procurement of "off-line" produced shell eggs from third parties for processing. The egg breaking facilities process the eggs by washing, rinsing, sanitizing and candling the eggs prior to removing the shells. The process then extracts any inedible substances and separates the liquid into whites, yolks or whole eggs. The liquid eggs are then filtered, cooled and pumped into liquid storage tanks. The liquid egg products are then shipped via tanker trucks to customers. The egg shells are currently land applied but, with construction underway on an egg shell recovery facility at the Thompson site, the cooperative expects to be able to begin drying a portion of the shells for utilization as a feed ingredient.

Renville, Minnesota

        Construction of an in-line production and processing layer complex in Renville, Minnesota, began in June 1994, with construction being completed and all 16 barns housed with approximately 2.0 million birds by October 1996. The Renville processing facility presently operates near its current production capacity of approximately 70 million pounds of liquid egg per year.

        The cooperative acquires all of its baby chicks from third-party sources. The cooperative has an exclusive contract pullet growing arrangement for its needs at the Renville operation with The Pullet Connection. The Pullet Connection receives day-old birds, provides housing, labor, and utilities and delivers the pullets to the layer sight at approximately sixteen weeks of age. The cooperative owns the birds, provides all feed and supplies, and pays The Pullet Connection a fixed fee per delivered pullet along with performance incentives determined by certain quality standards. The Pullet Connection's facility has the capacity to house approximately 520,000 pullets.

        Feed for the laying hens at the Renville facility and the pullet growing operations is manufactured at a feed mill owned and operated on a cost basis by United Mills. United Mills is a cooperative venture owned by Coop Country Farmers Elevator of Renville, Minnesota, Christensen Family Farms and the cooperative. The feed mill is capable of producing 250,000 tons of feed annually. The cooperative uses approximately 65% of the feed manufactured by United Mills. The cooperative believes that it is able to leverage United Mills' volume purchasing power and production capacity to achieve lower feed costs than the cooperative would face if it manufactured feed at its own facilities.

Thompson, Iowa

        In August 1999, construction of a second in-line production and processing layer complex began on the site located near Thompson, Iowa. The project is divided into two phases. Construction of phase one, the east side of the complex, which houses approximately 2.7 million layers and 650,000 pullets, was completed in December 2001. Phase one consists of eleven high-rise barns, segmented by one brooder barn, one starter barn, nine layer barns, an egg processing facility and an operations office. Phase two is the west side of the complex and is planned as a duplicate of the east side brooder, starter and layer barns. As an initial stage two step, the cooperative has begun the construction on three additional layer barns that are expected to house an additional anticipated .9 million producing hens by September 2004. If adequate resources are available, the cooperative intends to continue building out in the future to reach its permitted level of 5.4 million layers and 1.3 million pullets. The Thompson processing facility presently operates near its current production capacity of approximately 76 million pounds of liquid egg per year.

        In addition, construction has begun on an egg shell recovery facility, a 400,000 ton annual production capacity feed mill and related grain receiving facilities on the site. The cooperative intends to utilize approximately half of the capacity of the feed mill for its own purposes and sell the remainder of the capacity to outside users. Currently, the cooperative is in negotiations with a local cooperative to sell 100,000 tons of annual production on a long term take or pay basis.

        As with the Renville operations, the cooperative acquires all of its baby chicks for production at the Thompson site from third-party sources. However, the cooperative raises the baby chicks to pullets itself at the Thompson facility.

        Feed for the laying hens at the Thompson facility is currently manufactured by and purchased from a third party, State Line Coop. However, the cooperative is in the process of constructing a feed mill on the Thompson site that is expected to be operational by July 2004 with the anticipated capacity to manufacture 400,000 tons of feed annually. Once the new Thompson feed mill is operational, the cooperative expects to discontinue its purchases from State Line Coop.

Sales, Marketing and Customers

        Currently, a majority of the cooperative's egg products are sold at open market prices, although the cooperative has set up a variety of contract arrangements in an effort to reduce price and product sales risk. The cooperative has entered into written contracts and verbal agreements that are based on formula pricing, fixed price, toll milling, and open market (Urner Barry). The cooperative expects these agreements to continue, but due to unforeseen circumstances, customers may terminate the purchase agreements. Currently, egg products that are priced on a "non-market" basis account for approximately 30% of total sales volume.

        As is typical in the egg products industry, the cooperative is a party to several multi-year written contracts to supply different customers, including some of its largest clients. Those contracts typically involve the customer's agreement to purchase a specified quantity of egg products each year during the term of the applicable agreement, but also typically include a provision allowing either party to terminate the agreement upon specified notice to the other party. In the event that any such contractual arrangements were terminated, the cooperative would plan to sell the available products into the commodity markets for such products.

        The cooperative has expanded its customer base with the additional production from the Thompson expansion. The cooperative delivers to over twenty different customers. Management believes that these companies represent in excess of 90% of the further processing capacity in the U.S. and Canada. They regularly serve markets in Minnesota, Wisconsin, California, Iowa, Oregon, Alabama, Missouri and Canada.

        Customers of the cooperative include the following:

  •
  Abbotsford Produce

  •
  Ballas Egg Products Corporation (Division of Wabash Valley Produce, Inc.)

  •
  Brown Produce (Division of Wabash Valley Produce, Inc.)

  •
  Canadian Inovatech (Division of Michael Foods, Inc.)

  •
  Cutler Egg Products (Division of MOARK, LLC)

  •
  Deb-El Foods Corporation

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  Echo Lake Farm Produce

  •
  Estherville Foods

  •
  Henningson Foods, Inc.

  •
  Mentone Egg Products

  •
  MG Waldbaum (Division of Michael Foods)

  •
  National Foods

  •
  Norco Ranch, Inc. (Division of MOARK, LLC)

  •
  Nulaid Foods, Inc.

  •
  Oskaloosa Foods

  •
  Papetti's Hygrade Egg (Division of Michael Foods)

  •
  Papetti's of Iowa (Division of Michael Foods)

  •
  Primera Foods

  •
  Rose Acre Farms

  •
  Sunny Fresh Foods

  •
  USDA

  •
  Wabash Valley Produce, Inc.

  •
  Wenk Produce

  •
  Willamette Egg Company

        In the cooperative's most recent fiscal year, there were a number of customers who each represented more than 10% of the cooperative's total sales. Those customers include Primera Foods, Sunny Fresh Foods, Michael Foods and MOARK. Some of the cooperative's sales are made to customers in Canada. In 2001, non-U.S. sales totaled approximately $2,444,000, with sales in 2002 and 2003 increasing to approximately $3,980,000 and $4,798,000, respectively.

Egg Industry and Markets

Production

        Total U.S. egg production during 2002 was 73.18 billion table eggs.

        In 2002, the average number of egg-type laying hens in the U.S. was 277.6 million. Flock size on December 1, 2003 was 280 million layers. Rate of lay per day averages 73 to 75 eggs per 100 layers.

Market Segmentation

        Of the 203.3 million cases of shell eggs produced in 2002:

  •
  62.3 million cases (30.6%) were further processed into other commodity products such as fresh liquid, pasteurized liquid, frozen, frozen and salted, frozen and sugared and dried eggs;

  •
  121.0 million cases (59.5%) went to retail;

  •
  18.4 million cases (9.4%) went for foodservice use; and

  •
  1.6 million cases (0.8%) were exported.

        The cooperative participates in the 62.3 million cases that are further processed into various types of egg product. Further segmentation within this category is:

  •
  Foodservice (62%);

  •
  Industrial (29%);

  •
  Exports (7%); and

  •
  Miscellaneous pharmaceuticals, animal feeds, shampoos, etc. (2%).

Per Capita Consumption

        The following table provides national "per capita consumption" data on a national basis. Note that per capita consumption is a measure of total egg production divided by the total population. It does not represent demand.

Year:	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Per Capita Consumption:	233.9	234.7	234.6	236.4	233.5	234.6	235.6	239.7	249.8	251.7	252.8	253.5

        Source: U.S. Department of Agriculture (USDA has recently adjusted data to reflect 2000 Census figures)

Competition

        Currently, there are approximately 260 egg producing companies nationally with flocks of 75,000 hens or more, representing approximately 95% of all the layers in the U.S. Of these, there are approximately 61 egg producing companies with 1 million plus layers, representing about 80% of all the layers in the U.S. And, of these, there are approximately 12 companies with greater than 5 million layers.

        Egg Industry Magazine ranked the cooperative as the 14th largest producer nationally for 2003. The top twenty producers represented 57.3% of the national flock.

Top U.S. Egg Producers
(by millions of layers in production)

Rank	Company	City	State	Layers
1	Cal-Maine Foods, Inc.	Jackson	MS	21.1
2	Rose Acre Farms	Seymour	IN	17.5
3	Moark LLC	Carthage	MO	14.2
4	Michael Foods Egg Products Co.	Minneapolis	MN	13.8
5	Sparboe Companies	Litchfield	MN	12.0
6	DeCoster Egg Farms	Turner	ME	10.5
7	Dutchland Farms L.P.	Lancaster	PA	6.9
8	Buckeye Egg Farm	Croton	OH	6.7
9	Fort Recovery Equity	Fort Recovery	OH	6.7
10	ISE America, Inc.	Galena	MD	6.5
11	Midwest Poultry Services, L.P.	Mentone	IN	5.9
12	Hillandale Farms Inc.	Lake City	FL	5.7
13	Daybreak Foods	Lake Mills	WI	5.5
14	Golden Oval Eggs	Renville	MN	4.7
15	Fremont Farms of IA	Fremont	IA	4.5
16	National Food Co.	Everett	WA	4.0
17	Wabash Valley Produce	Dubois	IN	3.7
18	Tampa Farm Service Inc.	Dover	FL	3.6
19	Hillandale Farms of PA	North Versailles	PA	3.5
20	Hickman's Egg Ranch	Glendale	AZ	3.4
	Total			160.4

        Source: January 2004 Egg Industry Magazine

        As stated previously, the industry converts 62.3 million thirty dozen cases of eggs into liquid eggs. This equates to production of 2,400 million pounds of liquid eggs being produced. In its most recent fiscal year, the cooperative sold 146 million pounds of liquid egg supplying approximately 6% of the market. Some of the cooperative's customers listed above break a number of their own eggs to fulfill their needs while others source all of their liquid egg from outside providers.

        On further examination, a more meaningful evaluation of the cooperative would be to compare it to other companies that process shell eggs into liquid eggs and compete for the same customers as the cooperative. The cooperative's management estimates that the cooperative would rank in the top 5 on such a list as a manufacturer of liquid eggs sold by the tanker load to further processors.

Corn Procurement

        One of the primary inputs for feed is corn. Presently, the corn purchased and used in the operations is obtained primarily through the delivery of corn pursuant to uniform marketing agreements between the cooperative and each of its members. Under the marketing agreement, the member is obligated to deliver each year to the cooperative up to one bushel of No. 2 yellow corn for each share of the cooperative's common stock owned. The agreement specifies the quality standards and delivery schedule. Under the Uniform Marketing Agreement, the Board of Directors has the discretion to call for deliveries at a rate of less than one bushel of corn for each share of common stock, by providing notice of the reduced delivery requirement prior to August 1 of the applicable year. The Board of Directors of the cooperative, in its sole discretion, establishes the purchase price to be paid for each bushel of corn delivered. The term of the agreement is one year. At the end of each year, the agreement is automatically renewed for a successive one-year term, until timely notice of termination is given. Currently, the cooperative has approximately 4.6 million shares of common stock issued and outstanding, representing obligations of the members to deliver up to approximately 4.6 million bushels of corn annually. In fiscal 2003, the Board of Directors called on its members to deliver a total of 4.1 million bushels.

        As part of the conversion, we intend to terminate the corn delivery program. Following the conversion, the LLC will continue to require the same quantities of corn for processing as are currently required by the cooperative. In order to fulfill those requirements, the LLC will be required to acquire substantial quantities of corn in the marketplace, based upon the then-prevailing market price of corn. The cooperative's management believes that there are supplies of corn available in the vicinity of each of the cooperative's primary facilities adequate to continue to meet the needs of the business at a reasonable price following the conversion.

Governmental Regulation and Environmental Matters

        The cooperative is subject to federal and state regulations relating to grading, quality control, labeling, sanitary control and waste disposal. The cooperative's egg processing facilities are subject to regulation by both the U.S. Department of Agriculture and the U.S. Food and Drug Administration. The cooperative believes that it is in material compliance with the applicable regulatory requirements. The cooperative maintains its own inspection program to assure compliance with applicable regulatory requirements, the cooperative's standards and customer specifications.

        The cooperative is also subject to extensive federal and state environmental laws and regulations with respect to water and air quality, solid waste disposal and odor and noise control. The cooperative believes that it is currently in compliance with applicable environmental laws and regulations and has all necessary permits for existing operations, including waste disposal. The cooperative conducts an on-going control program designed to ensure compliance with these environmental laws and regulations. The cooperative cannot predict whether future changes in environmental laws or regulations might increase the cost of operating its facilities and conducting its business. Any such changes could have adverse financial consequences for the cooperative and its members.

        The cooperative has permits to discharge wastewater from its Renville processing operations into the City of Renville's sewer system, and maintain ponds for storm water runoff. In the future, the cooperative may elect to own and operate the wastewater treatment facilities necessary for the treatment of waste effluent. The Thompson site is a totally self-contained operation, complete with its own water wells and water tower, processing wastewater treatment facilities and electrical generating equipment.

Intellectual Property Rights

        The cooperative does not hold any patents and generally uses industry-standard equipment and processing lines in its business. To the extent it develops proprietary uses of such systems, the cooperative relies on a combination of trade secrets, trademarks, nondisclosure agreements and technical measures to establish and protect its proprietary rights.

Research and Development

        As a commodity-based business, the cooperative does not conduct any research and development activities associated with either the development of new products or the development of new technologies for use in producing those products. Instead, as described above, the cooperative relies upon industry-standard processing and related equipment.

Employees

        As of the                        , 2004 record date for the special meeting, the cooperative had approximately 185 full-time employees, none of which are covered by collective bargaining agreements. Management considers its employee relations to be good.

Legal Proceedings

        From time to time and in the ordinary course of its business, the cooperative is named as a defendant in legal proceedings related to various issues, including worker's compensation claims, tort claims and contractual disputes. Other than such routine litigation, the cooperative is not currently involved in any material legal proceedings. In addition, the cooperative is not aware of other potential claims that could result in the commencement of legal proceedings. The cooperative carries insurance that provides protection against certain types of claims, up to the policy limits of the cooperative's insurance.

MANAGEMENT

Directors of the Cooperative and Managers of the LLC

        The cooperative is managed by a Board of Directors. Under the cooperative's Bylaws, the number of directors is currently set at seven. The number of directors may be changed, but may not be less than five. A director must either be a member or a duly elected or appointed representative of a member. Approximately one-third of the directors are elected each year to serve for a three-year term. Members are currently represented by a director elected in each of seven districts. District boundaries are determined by the Board of Directors to provide fair representation for members.

        The LLC will be managed by a Board of Managers, all of whom will be elected on an at-large basis. Under the Limited Liability Company Agreement, the number of managers is to be set by the Board of Managers, but may not be less than five. The initial Board of Managers of the LLC will consist of the same seven individuals who are currently serving as members of the Board of Directors of the cooperative, who will serve for the same terms for which they would otherwise have served as directors of the cooperative. The Board of Managers will be divided into three classes for election purposes. One class of managers will be elected at each annual meeting of members to serve for a three-year term.

        The names, addresses, ages and terms of the current directors of the cooperative and the initial managers of the LLC are as follows:

Name and Address	Age	Position	Term Expires
Marvin Breitkreutz 74268 250th Street Renville, Minnesota 56284	60	Manager, Chairman	2006
Mark Chan P.O. Box 178 Renville, Minnesota 56284	43	Manager, Secretary/Treasurer	2004
Chris Edgington 4440 Dogwood Avenue St. Ansgar, Iowa 50472	42	Manager, Vice Chairman	2006
Thomas Jacobs 37408 890th Avenue Olivia, Minnesota 56277	48	Manager	2005
Brad Petersburg 563 390th Street Hanlontown, Iowa 50444	47	Manager	2004
Randy Tauer 22257 Skyview Avenue Morgan, Minnesota 56266	41	Manager	2006
Jeff Woodley 12778 450th Street Thompson, Iowa 50478	47	Manager	2005

        Marvin Breitkreutz.    Mr. Breitkreutz has served as a director of the cooperative since its formation in 1994, serving as its Chairman since April 2002. He has served on the board for Southern Minnesota Sugar Beet Cooperative, is Chairman of the Red River Valley Farmers Insurance Pool, and is a past township supervisor and chairman of the Renville County Farm Bureau. He operates a farm on which he raises sugar beets, corn and soybeans.

        Mark Chan.    Mr. Chan has served as a director of the cooperative since its formation in 1994, serving as its Secretary/Treasurer since April 2002. He is a past director of Co-op Country Farmers Elevator and ValAdCo. He is involved in a family farm corporation, raising corn, soybeans, sugar beets and green peas.

        Chris Edgington.    Mr. Edgington has served as a director of the cooperative since February 2000, serving as its Vice Chairman since April 2002. He currently serves on the board for Ag Ventures Alliance, and has served on the Iowa Extension Council. He is a member of the Iowa Pork Producers and served on the producer leadership committee. He is involved in a farrow to finish hog operation with his brother and they raise corn, soybeans, millet and alfalfa.

        Thomas Jacobs.    Mr. Jacobs has served as a director of the cooperative since its formation in 1994. He is a past board member of the Sheep Producers. His farming operation involves raising sheep, corn, soybeans, peas, sweet corn and sugar beets.

        Brad Petersburg.    Mr. Petersburg has served as a director of the cooperative since February 2000. He has been active in many farmer-owned organizations and is a member and past county board director for the Iowa Farm Bureau, director of Ag Ventures Alliance, director and past president of Exol ethanol cooperative, director of Midwest Grain Processors Cooperative and chairman of U.S. Ag Producers Alliance. He raises corn and soybeans.

        Randy Tauer.    Mr. Tauer has served as a director of the cooperative since March 2003. He is currently serving as a board member of the Prairie Farmers Coop and a member of the Corn and Soybean Producers and Pork Producers. He manages a farrow to finish hog operation and raises corn, soybeans, sweet corn and peas.

        Jeff Woodley.    Mr. Woodley has served as a director of the cooperative since February 2000. He is chairman of Winnebago County Soil and Water Conservation District, director of Hancock and Winnebago County Cattlemen's Association and a member of Ag Ventures Alliance. His farming operation includes corn, soybeans, hay and cattle.

Board Advisor

        The Board of Directors of the cooperative has appointed Mark Fisler to serve the Board of Directors in an advisory capacity. Mr. Fisler has served the cooperative in this role since January 2001. He is a Senior Vice President in the Investment Banking group at Northland Securities, Inc. He joined that company in March 2003 and is an investment banker within the corporate finance department of the firm. Prior to joining Northland, Mr. Fisler was a Managing Director of US Bancorp Piper Jaffray Inc. and was employed by it and its predecessors for a span of 18 years. Mr. Fisler currently serves on the Board of Managers of Greenway Consulting, a wholly owned subsidiary of DENCO, LLC. Mr. Fisler is expected to serve the Board of Managers of the LLC in substantially the same capacity after the conversion.

Committees of the Board of Managers of the LLC

        In connection with the conversion, the Board of Managers of the LLC will appoint a compensation committee, an audit committee, a nomination committee and a strategic alternatives committee.

        The compensation committee will make recommendations to the Board of Managers of the LLC regarding stock and compensation plans, approve transactions of certain officers and grant stock options. We expect that Messrs. Breitkreutz, Edgington and Petersburg will serve as the initial members of the compensation committee.

        The audit committee will make recommendations to the Board of Managers of the LLC regarding the selection of independent auditors, review the scope of audit and other services by the independent auditors, review the accounting principles and auditing practices and procedures to be used for the LLC's financial statements and review the results of those audits. We expect that Messrs. Breitkreutz, Chan and Edgington will serve as the initial members of the audit committee.

        The nomination committee will recommend nominees to the Board of Managers of the LLC. We expect that Messrs. Jacobs, Tauer and Woodley will serve as the initial members of the nomination committee.

        The strategic alternatives committee will review potential strategic alternatives for the LLC to pursue with regard to significant business transactions such as potential outside equity investments, and make recommendations to the Board of Managers of the LLC regarding these strategic alternatives. We expect that Messrs. Breitkreutz, Chan and Petersburg will serve as the initial members of the strategic alternatives committee.

Compensation of Managers

        The LLC will provide its managers with a per diem payment of $200 for any day on which a manager undertakes activities on the LLC's behalf, including board meetings and other functions of the LLC. The LLC will also pay each manager a monthly fee of $200, except for the Chairman and Secretary who will be paid monthly fees of $400 and $250, respectively. The LLC will also reimburse its managers for out-of-pocket expenses incurred on behalf of the LLC.

Executive Officers

        Upon completion of the conversion, the current executive officers of the cooperative will hold comparable offices of the LLC on a full-time basis. The table below sets forth information concerning the current executive officers of the cooperative.

Name	Age	Position
Dana Persson	46	President/Chief Executive Officer
Terrance Heying	62	Vice President/Chief Operations Officer
Doug Leifermann	49	Vice President/Chief Financial Officer
Marie Staley	47	Vice President of Shareholder Relations

        Dana Persson.    Mr. Persson has served as President and Chief Executive Officer of the cooperative since its formation in 1994. He serves on a committee for United Egg Producers, and serves as Chairman of the Board of Directors for United Mills. Prior to joining the cooperative, he served as President/CEO of Co-op Country Farmers Elevator of Renville, Minnesota, and general manager of a number of grain marketing and farm supply cooperatives in Minnesota.

        Terrance Heying.    Mr. Heying has served as Vice President and Chief Operations Manager of the cooperative since its formation in 1994. He is responsible for the day-to-day operation of the egg production complex, and also develops and implements egg production programs, plans, objectives and policies consistent with goals and objectives established in the annual business plan. Prior to joining the cooperative, he owned and managed pullet rearing operations, egg production, shell egg processing, egg breaking, and further processed products. As an entrepreneur in value-added egg products, he developed a technique to freeze cooked egg products. He has designed and built special equipment required to process value-added products in addition to designing and constructing all supporting equipment and facilities.

        Doug Leifermann.    Mr. Leifermann has served as Vice President and Chief Financial Officer for the cooperative since October 2000. He is responsible for the design and implementation of financial controls, along with providing timely information that accurately portrays the financial status of the cooperative. He also provides managerial leadership for the accounting, financial, data processing and budgeting functions of the cooperative. Prior to joining the cooperative, he was employed as the Chief Financial Officer for Phenix Biocomposites.

        Marie Staley.    Ms. Staley has served as Vice President of Shareholder Relations for the cooperative since its formation in 1994. In addition to coordinating the functions of management and the Board of Directors, she is responsible for member relations, communications, shareholder relations, and provides management leadership for the human resources department. She also administers the corn delivery program and share transfer process. She serves as a board member for the Broiler & Egg Association of Minnesota. Prior to joining the cooperative, she was employed by the St. Paul Bank for Cooperatives.

Executive Compensation

        Upon completion of the conversion, the current executive officers of the cooperative will hold the comparable offices in the LLC on a full-time basis. The following table shows the compensation paid by the cooperative in the years indicated to its President and Chief Executive Officer (to be the President and Chief Executive Officer of the LLC following the conversion) and the three other individuals who were serving as executive officers of the cooperative at the end of its fiscal year 2003.

Summary Compensation Table

Annual Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other annual compensation	All Other Compensation
Dana Persson, President/Chief Executive Officer	2003 2002 2001	$191,474 164,472 160,000	— 33,133 22,090	— — —	$11,488 9,868 9,600
Terrance Heying, Vice President/Chief Operations Officer	2003 2002 2001	136,894 131,091 120,000	— 14,501 21,284	— — —	$7,800 7,800 7,200
Doug Leifermann, Vice President/Chief Financial Officer	2003 2002 2001	100,000 100,000 79,615	— 14,501 —	— — —	$6,000 6,000 900
Marie Staley, Vice President of Shareholder Relations	2003 2002 2001	80,400 80,000 60,000	— 14,501 13,178	— — —	$4,800 4,800 3,600

Employment Agreements

        The cooperative is party to an employment and non-competition agreement with its President/Chief Executive Officer, Dana Persson. The agreement provides for Mr. Persson's employment for an initial period from July 1, 2002 through August 31, 2003. This employment term has been renewed through August 31, 2004 and will continue to renew automatically for successive one-year periods unless notice is given by either party not less than 60 days before the end of the then current employment term.

        Under the agreement, the cooperative is to pay Mr. Persson an annual base salary of $192,000 and an annual bonus based on the cooperative's return on equity for each fiscal year, capped at two times his base salary. If more than 20% of the fixed or operating assets of the cooperative are sold which would represent a proportional capital gain on members' equity allocated to those assets on a pro rata basis, or if a change in control occurs resulting in a capital gain on members' equity, then the cooperative shall pay Mr. Persson a "liquidation" bonus of 2% of the gain on equity. If the cooperative merges or consolidates with another business entity and the asset value of the merged or consolidated business entity is at least 1.5 times the asset value of the cooperative, then Mr. Persson shall be entitled to a "merger" bonus equivalent to 50% of his base salary in the form of stock or other similar equity in the new or surviving company which shall vest over a period of up to three years. In addition, Mr. Persson is entitled to receive matching 401(k) plan contributions of up to 6% of his base salary, the use of a vehicle and other fringe benefits under the cooperative's group benefit plans.

        The agreement may be terminated prior to the end of the initial term or any renewal term due to death or disability, a change in control of the business, mutual agreement of the parties or otherwise upon the election of either party. If Mr. Persson's employment is terminated by the cooperative without cause or due to a change in control, Mr. Persson is entitled to receive payments in an amount equal to his base salary at normal salary payment intervals for a period of 12 months following termination and group benefits for the applicable period, and the unvested portion of any merger bonus will vest upon termination. If Mr. Persson's employment is otherwise terminated prior to the end of the initial term or any renewal term, the cooperative will be under no further duty to make any payments of salary or bonus or provide any benefits, except to the extent of any payment obligations that accrued prior to termination.

        The agreement provides that, for a period of 18 months after termination of the employment term, Mr. Persson may not participate through management or control or be employed by any business or enterprise which is engaged in any business activity similar to that of the cooperative that competes with the cooperative for the cooperative's egg product markets or sources of egg supplies.

        Following the conversion to an LLC, the LLC will employ Mr. Persson on the same terms as described above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Patronage Payments

        All of the cooperative's directors and its chief executive officer hold common stock of the cooperative and are also agricultural producers and members of the cooperative. By virtue of their membership status and ownership of common stock, each of these individuals is obligated to deliver corn to the cooperative. The amount and terms of the payments received by these individuals (or the entities they represent) for the delivery of corn are made on exactly the same basis as those received by other members of the cooperative for the delivery of their corn. In connection with the conversion, these corn delivery obligations will be terminated, although these individuals may continue to sell corn to the LLC after the conversion on terms similar to those on which the LLC would purchase corn from others.

Coop Country Farmers Elevator

        Coop Country Farmers Elevator, a member holding a significant amount of the cooperative's common stock, provides various services to the cooperative, including corn handling and storage and litter removal. The cooperative also leases office space and related equipment from Coop Country. For the year ended August 31, 2003, the cooperative purchased services totaling approximately $95,000 from Coop Country. The cooperative had total sales to Coop Country of approximately $79,000 for the year ending August 31, 2003. In addition, as of August 31, 2003, the cooperative had approximately $272,000 payable to Coop Country for payment for corn that was purchased by patrons but delivered directly to the cooperative.

United Mills

        For the year ended August 31, 2003, the cooperative purchased feed totaling approximately $5,030,000 from United Mills. The cooperative has a 33 1/3% ownership interest in United Mills that has been accounted for using the equity method. Since United Mills is also a cooperative, its income and capital reserves are allocated to its member-patrons on the basis of patronage. Prepaid feed purchased from United Mills totaled approximately $354,000 at August 31, 2002. The cooperative also had advanced United Mills approximately $150,000 for future purchases of feed at August 31, 2003.

Midwest Investors of Iowa, Cooperative

        The cooperative leases the land on which its Thompson, Iowa facilities are located from Midwest Investors of Iowa, Cooperative. The membership and board of directors of Midwest Investors of Iowa is composed in part of the following members of the Board of Directors of the cooperative: Messrs. Breitkreutz, Chan, Edgington, Jacobs and Petersburg. Rent expense for the year ended August 31, 2003 totaled approximately $78,000. The cooperative holds a note receivable from Midwest Investors of Iowa, secured by the real estate, in the amount of $950,000. The note bears interest at eight percent, which is due and payable monthly. The principal balance is due October 2014.

PRINCIPAL EQUITYHOLDERS

        The following table furnishes information, as of the            , 2004 record date of the special meeting, as to actual beneficial ownership of the cooperative's common stock and pro forma ownership of the LLC's Class A units post-conversion by each person known by us to beneficially own more than 5% of the cooperative's issued and outstanding common stock, each of the cooperative's directors and executive officers (who will serve as the LLC's managers and executive officers post-conversion), and all of the cooperative's directors and executive officers as a group.

	Beneficial Ownership of Common Stock Prior to Conversion		Beneficial Ownership of Class A Units Following Conversion
Name
	Number	Percentage	Number	Percentage
Coop Country Farmers Elevator	556,993	12.2%	556,993	12.2%
Marvin Breitkreutz	18,304	0.4	18,304	0.4
Mark Chan	13,728	0.3	13,728	0.3
Chris Edgington	8,288	0.2	8,288	0.2
Thomas Jacobs	9,720	0.2	9,720	0.2
Brad Petersburg	60,432	1.3	60,432	1.3
Randy Tauer	7,288	0.2	7,288	0.2
Jeff Woodley	20,000	0.4	20,000	0.4
Dana Persson	5,296	0.1	5,296	0.1
Terrance Heying	—	—	—	—
Doug Leifermann	—	—	—	—
Marie Staley	—	—	—	—
All directors/managers and executive officers as a group	143,056	3.1	143,056	3.1

DESCRIPTION OF MEMBERSHIP UNITS IN THE LLC

        The LLC is governed by its Certificate of Formation and Limited Liability Company Agreement and Delaware law. The following summary of the material features of the units in the LLC does not purport to be complete and is qualified in its entirety by reference to the Certificate of Formation and Limited Liability Company Agreement of the LLC, attached as Appendices B and C to this document.

Capitalization

        Following the conversion, based on the number of shares of common stock of the cooperative outstanding as of the                        , 2004 record date for the special meeting, the LLC will have 4,581,832 Class A units issued and outstanding, all of which will be held by the members of the cooperative who receive Class A units in the conversion. The Board of Managers has the authority to issue additional classes of units and to establish the powers, preferences, rights, qualifications, limitations or restrictions of such additional classes. There are no limits on the authority of the Board of Managers to issue additional Class A units or units of any other class. There are currently no outstanding units of any other class, nor are there any outstanding options or warrants for the purchase of any units.

Class A Units

        Class A units represent an ownership interest in the LLC. Each member holding Class A units has the right to:

  •
  A pro rata share of the LLC's profits and losses, subject to any preferential rights of any other class of units the LLC may issue in the future;

  •
  Receive distributions when declared by the Board of Managers ratably in proportion to units held, subject to any preferential rights of any other class of units the LLC may issue in the future and to any applicable lender restrictions;

  •
  Participate in the distribution of LLC's assets if it dissolves or liquidates its business, subject to satisfaction of creditors' claims and any preferential rights of any other class of units it may issue in the future;

  •
  Access and review certain information concerning the LLC's business and affairs; and

  •
  Vote on matters submitted to a vote of the LLC's members.

        The rights and preferences of members holding Class A units are subject to the rights of the holders of units of any class the LLC may issue in the future.

Potential Future Classes of Units

        The LLC may, by resolution of its Board of Managers, authorize and issue ownership interests in the LLC in the form of units of classes other than Class A units. Any such other class may have voting powers, designations, preferences, limitations and special rights, including delivery or preferred return rights, conversion rights, redemption rights and liquidation rights, any of which may be different from or superior to those of the Class A units or any other class.

Qualifications for Membership

        The initial member of the LLC is the cooperative. Following the conversion, the members of the LLC will be the members of the cooperative who receive Class A units in the conversion. Membership is not limited to agricultural producers. Unit ownership and membership in the LLC is available to any individual, corporation or other entity which acquires a minimum of 2,000 Class A units. Minimum ownership requirements for units of any other class may be established by the Board of Managers in the designations governing such class. If a member owns less than the minimum number of units of each class, all non-financial rights relating to the units held will be terminated and the units will be subject to repurchase by the LLC, at the sole discretion of the LLC.

Voting Rights

        Under the Limited Liability Company Agreement, each Class A unit held by a member has one vote on matters submitted to the members for approval. If units of any other class are issued in the future, each unit of such class will have such voting rights as are established for such class by the Board of Managers. Voting at a meeting of members is either in person or, if authorized by the Board of Managers, by mail ballot or by proxy. Cumulative voting for managers is not allowed.

Meeting of Members

        Under the Limited Liability Company Agreement, the annual meeting of the members of the LLC will be held on a date and at a time and place fixed by the Board of Managers. Special meetings may be called by the Board of Managers or by members holding 35% of the Class A units with voting rights. The power of units of any other class to call special meetings may be established by the Board of Managers in the designations governing such class.

        At least 50% of the units with voting rights must be present at a meeting (in person or, if authorized by the Board of Managers, by proxy or by mail ballot) to constitute a quorum necessary for the conduct of business.

Distributions

        All distributions will be at the discretion of the Board of Managers. Subject to that discretion, the LLC expects to make cash distributions sufficient to discharge its members' anticipated combined federal, state and local income tax liabilities arising from allocations to them of taxable income by the LLC. The Board of Managers of the LLC may also declare further distributions from time to time. Holders of Class A units are entitled to equivalent per unit distributions. If units of any other class are issued in the future, each unit of such class will have such distribution rights as are established for such class by the Board of Managers.

Capital Accounts and Contributions

        Each member of the LLC who receives Class A units in the merger will be deemed to have made a capital contribution equal to the member's proportionate share of the money and the tax basis of other property received by the LLC in the merger. This amount will be credited to the member's Capital Account. The LLC will be deemed to have assumed each member's share of the cooperative's liabilities that it becomes obligated for in the merger. This amount will be charged against the member's Capital Account. Upon completion of the merger, each member of the LLC will have a Capital Account balance equal to the per unit value of Class A units on the conversion date, currently estimated at $3.97.

        The Limited Liability Company Agreement does not require any member to make additional capital contributions to the LLC, except to the extent that Delaware law requires the return of distributions that are made in violation of law. Interest will not accrue on capital contributions, and members will have no right to withdraw or be repaid any capital contribution.

Allocation of Profits and Losses; Special Allocation Rules

Allocation of Profits and Losses

        Except as otherwise provided for special allocations, profits and losses realized by the LLC will be allocated to the members in proportion to the number of units held by each member. Profits and losses will be determined by the Board of Managers on either a daily, monthly, or other basis permitted under the tax code and corresponding Treasury regulations. If units of any other class are issued in the future, each unit of such class will have such allocation rights as are established for such class by the Board of Managers.

Special Allocation Rules

        The general rule for profit and loss allocations is subject to a number of exceptions referred to as special allocations. One of the special allocations will apply only if the LLC issues a capital interest in consideration of services. The other special allocations are required by Treasury regulations and are aimed at highly leveraged partnerships that allocate taxable losses in excess of the partner's actual capital contributions which is highly unlikely to occur in the LLC.

Termination of Membership

        Under the Limited Liability Company Agreement, a member's membership interest will terminate upon:

  •
  a complete transfer of all of the member's units,

  •
  dissolution of a non-individual member,

  •
  death of an individual member,

  •
  failure to meet the minimum requirements for unit ownership; or

  •
  a finding by the Board of Managers that the member has willfully obstructed any lawful purpose or activity of the LLC.

        In the event of termination for failure to meet minimum ownership requirements or a finding of willful obstruction, all non-financial rights relating to the units held will be terminated and the units will be subject to repurchase by the LLC, at the sole discretion of the LLC, at a price equal to 80% of the average six month trailing market price as reasonably determined by the Board of Managers

Restrictions on Transfer of Units

        Under the Limited Liability Company Agreement, units may not be transferred without the approval of the Board of Managers. The Board of Managers has absolute discretion to approve or disapprove these transfers.

        Certain transfers are completely prohibited. These include transfers that would violate federal or state securities laws or that would have an adverse tax impact on the LLC. Transferability of units is restricted in part to ensure that the limited liability company is not deemed a "publicly traded partnership" and thus taxed as a corporation. See "Federal Income Tax Considerations—Publicly Traded Partnership Rules."

        The Limited Liability Company Agreement establishes other conditions and procedures for transfers of units. These include the delivery of a legal opinion and transfer instruments to the LLC, and payment of reasonable expenses incurred by the LLC in connection with the transfer.

        The pledge of, or granting of a security interest in, lien or other encumbrance in or against a member's units constitutes a transfer of the units. A transfer of units as a result of foreclosure or transfer in lieu of foreclosure also constitutes a transfer of units, and is subject to the restrictions on transfers of units. The transfer of all of a member's units to a transferee terminates the transferring member's membership in the LLC.

Distribution of Assets Upon Liquidation

        Under the Limited Liability Company Agreement, on winding up of the LLC, subject to any priority distributions of any classes of units other than Class A, the assets of the LLC will be distributed as follows:

  •
  first, to cover debts, obligations and liabilities;

  •
  second, to unit holders with respect to certain unpaid distributions of income; and

  •
  finally, to unit holders in proportion to their capital account balances in the LLC.

Amendments to Limited Liability Company Agreement

        The Limited Liability Company Agreement may be amended by the Board of Managers, with the approval of a majority of the votes attributable to all outstanding units.

FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of material federal income tax considerations that may affect your decision regarding the proposed conversion of the cooperative into a LLC. Except as otherwise noted, this summary and the opinion of our legal counsel described below are based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Neither this summary nor the opinion of our legal counsel discuss all the tax considerations that may be relevant to particular members in light of their personal circumstances (including their state of residence), or to certain types of members that may be subject to special tax rules. Therefore, members are urged to consult their tax advisors regarding the tax consequences of the conversion to them as well as the tax consequences of subsequent operations.

Legal Opinions and Advice

        Lindquist & Vennum P.L.L.P., Minneapolis, MN, legal counsel to the cooperative, has rendered an opinion that for federal income tax purposes the conversion of the cooperative into the LLC will be a taxable liquidation with the following federal income tax consequences:

  •
  Although there is no legal authority directly on point, the cooperative will recognize gain or loss as if it had sold an interest in each of its assets to each member for a price equal its fair market value,

  •
  each member of the cooperative will recognize gain or loss measured by the difference between the adjusted basis of the member's capital stock and/or patronage equities in the cooperative and the fair market value of the deemed liquidating distribution received by the member, and

  •
  each member may apply customary discounts for lack of marketability and lack of control in determining the fair market value of the liquidating distribution.

        Our legal counsel's opinion has been filed as an exhibit to the securities registration statement of which this document is a part.

        With respect to the formation of the LLC, our legal counsel has opined that, in general, neither gain nor loss will be recognized to either the LLC or to the members on the deemed contribution to the LLC of the assets that were deemed to have been received by the members in the liquidating distribution. Our legal counsel has advised the cooperative that the discussion of federal income tax consequences that will arise from the ownership and disposition of LLC units insofar as it relates to matters of law and legal conclusions is accurate in all material respects.

        A legal opinion extends only to matters of law. However, the tax consequences to the cooperative and its members are highly dependent on matters of fact that are not addressed in our legal counsel's opinion. In particular, the tax consequences of the conversion will depend in large part on the fair market value of the cooperative's net equity and the amount of the discount applied in valuing the liquidating distribution received by the members. Both are matters of fact that are not addressed in the opinion. You should also know that if the appraisal changes prior to the closing of this transaction, our legal counsel's opinion may need to be updated as well. You should know that a legal opinion does not assure the intended tax consequences because it does not bind either the Internal Revenue Service or the courts, and the contemplated transactions are subject to certain risks of challenge by the Internal Revenue Service on both legal and factual grounds as discussed in this section.

Characterization of the Conversion for Federal Income Tax Purposes

        For state law purposes, the conversion of the cooperative into a LLC will occur by the merger of the cooperative into the LLC. For tax purposes, however, the cooperative will treat the conversion as (1) a complete liquidation of the cooperative consisting of the constructive distribution of its assets to its members and the assumption of its liabilities by the members, followed by (2) a constructive contribution of the distributed assets subject to those liabilities to the LLC.

Tax Consequences of the Conversion to the Cooperative

Taxable Liquidation

        The merger of the cooperative into the LLC will be treated as a taxable liquidation of the cooperative. Section 336(a) of the Tax code requires a corporation to recognize gain on liquidating distributions of appreciated property as if it had sold the property to the distributees. The United States Tax Court has held that a corporation's gain on distribution of substantially all of the interests in a partnership must be measured as if the partnership's business was sold in its entirety, which means that certain factors that may bear on the value of the LLC units, such as minority discounts and lack of marketability, cannot be taken into account by the cooperative. POPE & TALBOT, INC. V. COMMISSIONER, 104 T.C. 574 (1995), affirmed 162 F.3d 1236 (9th Cir. 1999).

        The cooperative intends to treat the conversion as a constructive distribution of its assets, subject to its liabilities, rather than as a constructive distribution of interests in the LLC. Accordingly, the cooperative will apportion the aggregate fair market value of its assets among the assets and determine gain or loss asset-by-asset. The aggregate fair market value of the cooperative's assets will be the sum of the appraised value of the cooperative's net equity, plus its liabilities, both determined as of the conversion date. The apportionment of value to specific assets will be based on management's judgment as to the values of each. The appraised net equity value of the cooperative, based in part on its unaudited balance sheet information as of November 30, 2003, was close to its net book value for financial statement purposes on that date. Accordingly, management expects to apportion the aggregate conversion date value among the assets in close proximity to their financial statement values unless specific assets are identified for which financial statement values would be inappropriate. This approach will result in gains and losses primarily with respect to those assets that have a tax basis that differ from their financial statement values. As of November 30, 2003, this approach would have resulted in approximately $13 million of gain realized in the various asset categories as follows:

Cooperative's Estimated Gain on the Conversion by Asset Category*

Inventory	$6,200,000
Land and land improvements	300,000
Buildings	1,500,0000
Equipment	5,000,000

Gain on the conversion	$13,000,000
Less: Net operating loss carryover	(11,200,000)
Less: Deduction for satisfaction of nonqualified unit retains	(1,100,000)

Net taxable income before income from FY 2004 operations	$700,000

*
The above amounts are based on November 30, 2003 figures and will be adjusted to conversion date values to determine the cooperative's gain or loss on each of its assets.

        The cooperative's conversion planning makes it essential to estimate its net income (or loss) from operations for its fiscal year that will end on the conversion date. Operating earnings through the conversion date will be added to the gain estimated above to determine patronage sourced income for the year. Patronage dividends will then be deducted to determine the cooperative's taxable income for fiscal year 2004 through the conversion date, and its resulting tax liability in its final tax return as a cooperative. Since a cooperative has eight and one-half months following the end of its taxable year in which to determine the amount of its patronage dividend, it has considerable control over the amount of its taxable income. Of course, any patronage dividend declared by the cooperative is passed through to patrons as taxable income in the full amount of income allocated as long as at least 20% is paid in cash.

        If the conversion had occurred on November 30, 2003, the taxable income figure would have been between zero and approximately $7.2 million consisting of $700,000 of income shown above plus $6.5 million of first quarter earnings, less any income that might have been allocated to its patrons as a deductible patronage dividend. For planning purposes, the cooperative is assuming an April 30, 2004, conversion date, and is estimating its tax liability at approximately $2.4 million, determined as follows:

Cooperative's Estimated Taxable Income and Tax Liability for Conversion Year

Estimated gain on the conversion (see schedule above)	$700,000
Estimated operating earnings through conversion date	16,000,000

Estimated taxable income before patronage dividends	$16,700,000
Less: Estimated allocation of patronage income to the patrons	(10,800,000)

Cooperative's estimated taxable income for conversion year	$5,900,000
Cooperative's estimated combined state and federal tax rate	40%

Cooperative's estimated tax liability for conversion year	$2,360,000

        The amount of the patronage income allocation to the patrons is within the discretion of the Board of Directors because of its power to credit patronage earnings to a capital reserve. The amount of the patronage allocation that is paid in cash is also within the discretion of the Board of Directors. If the cooperative's actual taxable income before patronage dividends approximates the above estimate, the Board of Directors presently intends to allocate $10.8 million to the patrons as a patronage dividend, to distribute $8 million in cash to the patrons, and issue "qualified written notices of allocation" to the patrons for the remaining $2.8 million of allocated patronage income. A qualified written notice of allocation is a written notice described in Section 1388(c) of the tax code. Qualifying notices may be deducted from the cooperative's taxable income as patronage dividends under Section 1382(b)(1) of the tax code and must be reported by the patrons as taxable income. Accordingly, the entire amount allocated to the patrons will be taxable to the patrons in 2004 notwithstanding that less than that amount will be distributed to them in cash. The Board's present intention is subject to change based on circumstances existing at the conversion date, including the cash resources of the cooperative.

Potential Challenges by the Internal Revenue Service

        The conversion has tax risks because there can be no assurance that the IRS will not challenge the cooperative on one or more of the following points, and a challenge would undoubtedly occur well after the end of the eight and one-half month period during which a cooperative may reduce or eliminate its taxable income by declaring a patronage dividend:

  (1)
  the net equity values determined by the appraisal and their effect on aggregate asset values,

  (2)
  management's apportionment of values to specific assets and the treatment of the resulting gains or losses as capital gain or loss or ordinary income or loss,

  (3)
  the cooperative's characterization of the taxable liquidation as a constructive distribution of specific assets rather than the alternative characterization as a distribution of interests in the LLC.

        The IRS is not bound by the appraisal or by management's apportionment of aggregate values to specific assets. The cooperative expects to have taxable income in the conversion year, so if the IRS successfully challenges the valuation, any increase in value will result in an increase in the cooperative's tax liability.

        In addition, there are anti-netting rules that may become operative if one or more of these challenges are made by the IRS. For example, capital losses incurred by a corporation cannot be offset against any income other than capital gains. Less than $2 million (land and buildings) of the $13 million of conversion gain shown above is capital gain. Therefore, if a successful IRS reapportionment of values among capital gain/loss assets resulted in capital losses greater than the anticipated capital gains, the cooperative would have an increase in taxable income together with a net capital loss that it could not deduct.

        Similarly, if the IRS were to establish that the constructive liquidation was more appropriately treated as a distribution of LLC units, anti-netting rules applicable to transfers of partnership interests would apply, and these rules are more likely to create increased ordinary income together with an unusable capital loss than is the case in the cooperative's intended asset distribution characterization. The conversion of a corporation to a member-owned LLC via a statutory merger into the corporation's wholly owned LLC is a relatively recent form of statutory transaction, and there is no precedential legal authority as to whether it should be treated as a constructive distribution of specific assets or of LLC units for federal income tax purposes. The same tax issues arise when an association that was taxed as a corporation elects to be taxed as a partnership. In that case, Treasury Regulations require the transaction to be treated as a constructive distribution of assets, not LLC units. While the Treasury Department's rationale in issuing those Regulations is helpful in supporting the cooperative's intended characterization, those Regulations address an analogous but distinguishable fact situation and they are not determinative of the proper tax treatment of the merger.

        There can be no assurance that the IRS will not challenge the cooperative's intended tax treatment under one or more of these grounds, or on other grounds. A successful challenge would result in additional tax liability that would be owed by the LLC as the cooperative's successor in interest. A successful IRS valuation challenge would also have adverse consequences for the cooperative's members because, as discussed below, their tax treatment is dependent on the value attributed to the property they are deemed to receive in the taxable liquidation.

        Nevertheless, the cooperative's management and its Board of Directors have evaluated the tax risks of the conversion with the valuation advice of its outside appraisers and the tax advice of its legal counsel and accountants and have concluded that the benefits of the conversion substantially outweigh the tax risks.

Tax Consequences of the Conversion to the Members

The Conversion is a Taxable Exchange for the Members

        Section 331(a) of the tax code provides that amounts received by a member in complete liquidation of a corporation shall be treated as full payment in exchange for the member's stock. Accordingly, the cooperative's stockholders will recognize any gain or loss inherent in their shares in the cooperative. The amount of the gain or loss will depend on the adjusted tax basis of the members' stock and the value of the liquidating distribution. Gain or loss will be a long-term capital gain or loss if the member has held the stock for more than one year as of the conversion date. This treatment does not apply to LLC units issued in exchange for any of the 321,600 shares that were issued in 2000 in exchange for then outstanding nonqualified unit retains nor to LLC units issued in satisfaction of patronage equities issued with respect to the cooperative's final taxable year. Those items are treated differently as described below.

        The amount of the liquidating distribution will be the fair market value of the LLC units received by each of the cooperative's members. Based on general principles of valuation, the members should be entitled to consider the depressing effect on valuation of the lack of marketability and lack of control that is inherent in a nonpublicly traded LLC unit. The appraisal indicates that discounts will result in per unit values that are 38.5% less than each unit's proportionate interest in the overall appraised value of the cooperative's equity.

        The appraisal valued the net equity in the cooperative as a going concern at $30.4 million as of January 9, 2004. The appraised equity value is then reduced to $18.7 million by application of a discounts of approximately 38.5% that reflect the recipient's minority interest in the LLC and the lack of marketability of LLC units. This produces a per unit value of $4.07 for each LLC unit that is received by a member in the conversion. The per unit value will be adjusted as of the conversion date.

        Based on our legal counsel's conclusion that discounts for lack of marketability and lack of control (minority interest) are appropriate, and on the determination of those discounts in the appraisal, the cooperative intends to report the liquidating distribution to the members and to the IRS at $4.07 per unit, subject to adjustment to the conversion date value. There is no legal authority that expressly allows minority interest and lack of marketability discounts in this form of transaction. However, the unofficial position of the IRS is that such discounts are appropriate as expressed in its litigation position in the POPE & TALBOT case discussed above and in a private letter ruling. The IRS is not bound by the appraisal, its litigating position, the private letter ruling, nor the position of our legal counsel. Thus, the principal tax risk to the members is that the IRS challenges the valuation of the LLC units on factual grounds or by disputing the valuation methodology, the propriety of valuation discounts or the percentage discounts applied.

Member Capital Gain, Capital Loss and Ordinary Income

        The members will determine gain or loss on their shares and patronage equities by subtracting their adjusted basis in those shares and equities from the value of the LLC units received in the conversion. Members have acquired shares at different times and may have a different tax basis for some of their shares than for others. Other members may have purchased their shares in private transfers or inherited shares with a basis different than their transferor's basis. Accordingly, members are likely to have differing tax results depending on their share tax basis as discussed below.

        LLC units will also be issued in the merger in exchange for 321,600 shares of stock in the cooperative that were issued in 2000 in exchange for nonqualified unit retains. That exchange was treated as a tax-free recapitalization. Accordingly, these specific shares retain their tax character as nonqualified per unit retains. Section 1385(c)(2) of the tax code provides in the case of nonqualified per unit retains that: (A) the basis of the unit retain in the hands of the patron to whom the unit retain was issued shall be zero, (B) the basis of the unit retain which was acquired from a decedent shall be its basis in the hands of the decedent, and (C) gain on the disposition of the unit retain by any member shall be ordinary income to the extent of the stated dollar amount of the unit retain. This means that the fair market value of the LLC units issued in exchange for the nonqualified per unit retains will be taxable to the recipient as ordinary income and, if the member is an individual, to self-employment tax as well.

        Patronage equities in the form of qualified written notices of allocation are expected to be issued for the cooperative's fiscal year 2004. These written notices will be satisfied by the issuance of LLC units in the conversion having a value equal to their face amount. Therefore, those patrons of the cooperative will have reported the face amount of the patronage equities as ordinary income. This will give them a basis equal to the fair market value of the LLC units, so they should have no gain or loss on the receipt of LLC units unless the Internal Revenue Service later successfully challenges the value of the LLC units received.

Summary of Tax Treatment of Members

        The cooperative currently has 4,581,832 shares outstanding and it will issue an identical number of LLC units in the merger. The LLC units, however, must be apportioned among patronage equities to be issued as part of the 2004 patronage dividend and common shares, because each represents a distinct equity interest in the cooperative.

        The LLC units that will be issued in satisfaction of patronage equities will have a conversion date value equal to the face amount of the patronage equities. The balance of the LLC units will be issued among the shareholders in exchange for their shares. The division of the LLC units will depend on the amount of 2004 patronage income that is allocated to the shareholder/patrons as a patronage dividend and the portion of that allocation that will be distributed in patronage equities rather than in cash. The Board of Directors presently expects to allocate $10.8 million of patronage income to the shareholder/patrons, of which $2.8 million of will be issued in the form of qualified written notices, as discussed above. Using the same assumptions as to conversion date values for LLC Units that were used above, which are subject to change, the allocation of values among the LLC units in the merger will be as follows:

Estimated Value of Liquidating Distribution and Apportionment of LLC Unit Values between Shares and Patronage Equities

	Total	Per share
Unmarketable minority equity value, per appraisal	$18,700,000	$4.07
Estimated conversion date adjustment (appropriately discounted)	(500,000)	(0.11)

Estimated value of liquidating distribution	18,200,000	$3.97

Estimated value of LLC units issued in exchange for shares	$15,400,000	$3.36
Estimated value of LLC units issued in exchange for patron equities	2,800,000	0.61

Estimated value of liquidating distribution	$18,200,000	$3.97

Assumes that 2004 patronage allocation is made in proportion to shares owned

        The cooperative has members that have acquired their shares at different times and in different amounts whose gain or loss will differ because of differing tax basis. Some members also hold shares that they received in the 2000 exchange of shares in satisfaction of nonqualified unit retains, and will have differing tax consequences upon receipt of LLC units than will the holders of shares that were purchased from the cooperative or elsewhere. The cooperative's analysis, which is based on estimates and which is subject to possible changes to current plans and for conversion date adjustments, suggests that most members who purchased their shares from the cooperative will incur a capital loss on the conversion. The following schedule illustrates some of the per share gain/loss and ordinary income calculations relating to the cooperative's final taxable year, the conversion itself, and the one-time inventory adjustment passing through from the LLC:

Estimate of Taxable Income, Gain and Loss by Shareholder Group

	March 1994 Offering	November 1994 Offering	1999-2001 Offerings	2000 Unit Retain Exchange
Per share value of LLC units issued for shares	$3.36	$3.36	$3.36	N/A
Less: Tax basis (original purchasers)	(3.50)	(4.00)	(5.00)	N/A

Capital loss per share (original purchasers)	$(0.14)	$(0.64)	$(1.64)	—

Capital gain/loss on LLC Units issued for patronage equities	—	—	—	—

Ordinary income attributable to the conversion	—	—	—	$3.36
Patronage dividend for 2004 (est. $10.8 million total)	$2.36	$2.36	$2.36	$2.36
One-time deduction assuming the LLC elects to continue the cooperative's inventory accounting method (est. $5.1 million total)	(1.11)	(1.11)	(1.11)	(1.11)

Ordinary income for 2004	$1.25	$1.25	$1.25	$4.61

        This summary does not include post-conversion LLC operations other than the one-time inventory adjustment that represents a partial reversal of income recognized in the cooperative on the conversion because of its inventory method.

        The tax basis shown in the above schedule is the original issue price and is applicable to those members who acquired their shares in the original issue. The basis amounts shown will not be applicable to shares that have been subsequently transferred by sale, upon death, or as gifts. Members who acquired their shares by purchase from another member will have a basis equal to their purchase price. Members who acquired their shares from a decedent will have a basis equal to the value of the share for estate tax purposes. Members who acquired their shares by gift will have a basis equal to the donor's basis for purposes of determining gain. However, if use of the donor's basis will produce a loss, and if the fair market value at the time of the gift was less than the donor's basis, then the donee's basis will be the fair market value at the time of the gift. Many shareholders will be affected by this rule, so caution should be exercised by any member who makes gifts of shares in anticipation of the conversion.

Utilization of Capital Losses by Non-Corporate Taxpayers

        Noncorporate taxpayers such as individuals, trusts and estates may deduct capital losses to the extent of capital gains recognized by the taxpayer during the taxable year, plus $3,000. Unused capital losses may not be carried back but may be carried forward indefinitely until they are fully utilized or the taxpayer dies. Thus, an individual member who has no other capital gains or losses could deduct $3,000 per year until the conversion loss is fully deducted or the member dies. In addition to capital gains realized on a sale of capital assets, it also should be noted that net gains arising under Section 1231 of the Internal Revenue Code are treated as capital gains that may be offset by capital loss deductions or carry forwards.

Utilization of Capital Losses by C Corporations

        In the case of a C corporation, capital losses are deductible only to the extent of capital gains. C corporations may not use any part of their capital losses to reduce ordinary taxable income under Section 1211(a) of the Internal Revenue Code. A C corporation deducts its capital losses against its capital gains for the taxable year. A C corporation that sustains capital losses in excess of capital gains in the taxable year has a net capital loss which, in general and subject to limitations, can be carried back three years and forward five years until it is used. The amount of net capital loss, whether long or short-term, carried back or carried forward to another year is treated as a short-term capital loss in the year to which it is carried under Section 1212(a)(1) of the Internal Revenue Code.

Constructive Partnership Formation

        The merger of the cooperative into the LLC will be treated for tax purposes as a constructive formation of the LLC as a partnership. Accordingly, the members will be treated as having contributed the assets they constructively received in the liquidation of the cooperative subject to the cooperative's liabilities. In general, neither gain nor loss is recognized to a partnership or its partners in the case of a contribution of property to the partnership in exchange for an interest in the partnership under Section 721 of the Internal Revenue Code. The LLC's initial asset basis will be the aggregate bases of those assets in the hands of the contributing members which will reflect discounts from the appraisal for minority interest and lack of marketability as shown above.

Importance of the Appraisal to the Cooperative and its Shareholders

        As the above discussion indicates, the cooperative's tax treatment, the tax treatment of the cooperative shareholders and the initial asset basis in the hands of the LLC all depend in significant part on the accuracy of the appraisal which is not binding on the IRS or the courts. While we have no reason to believe that the appraisal will not be accepted by the IRS, there can be no assurance that the IRS will not challenge the values used in determining gain or loss to the cooperative or its shareholders.

IRS Information Reporting Requirements

        The cooperative is required to file Form 966 notifying the IRS of the taxable liquidation within 30 days of formal adoption of the plan of merger and to supplement the filing if the plan is later amended. The cooperative will be required to issue a Form 1099-DIV to each shareholder whose shares have a value of more than $600 not later than January 31, 2005, and transmit the information to the IRS before February 28, 2005.

Tax Status of the LLC

        The following summary of the material federal income tax considerations relating to the tax treatment of the LLC and its members is based on current law. The summary is not intended to represent a detailed description of the federal income tax consequences applicable to a particular member in view of that member's particular circumstances nor is it intended to represent a detailed description of the federal income tax consequences applicable to investors subject to special treatment under the federal income tax laws. The summary is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations, court decisions, and other administrative rulings and interpretations. All of these sources are subject to change, and these changes may be applied retroactively. We cannot provide any assurance that any change, future provisions of the Internal Revenue Code or other legal authorities will not alter significantly the tax considerations we describe in this summary.

        Each member is advised to consult his or her own tax advisor regarding the federal, state, and local tax consequences to him or her of the purchase, ownership and sale of the units and of potential changes in applicable tax laws.

        Single-tax treatment and the ability to make cash distributions to members without incurring an entity level federal income tax depends on the treatment of the LLC as a partnership for income tax purposes. The cooperative expects that the LLC will be treated as a partnership for federal income tax purposes. This means that the LLC will pay no federal income tax and members will pay tax on their share of the LLC's net income.

        Under Treasury regulations known as the "check-the-box" regulations, an unincorporated entity such as a limited liability company will be taxed as a partnership unless the entity is considered a publicly traded partnership or the entity affirmatively elects to be taxed as a corporation. The LLC will not elect to be taxed as a corporation and will endeavor to take steps as are feasible and advisable to avoid classification as a publicly traded partnership.

        If the LLC fails to qualify for partnership taxation for whatever reason, it would be treated as a "C corporation" for federal income tax purposes. As a "C corporation," it would be taxed on its taxable income at corporate rates (currently a maximum 35% federal rate), distributions would generally be taxed again to holders of units as corporate dividends (subject to rates of 5% and 15% through 2008), and the holders of units would not be required to report their share of the LLC's income, gains, losses or deductions on their tax returns. Because a tax would be imposed upon the LLC as an entity, the cash available for distribution to members would be reduced by the amount of tax paid which could cause a reduction in the value of the units.

Publicly Traded Partnership Rules

        A partnership that constitutes a "publicly traded partnership" as defined in Section 7704(b) of the Internal Revenue Code is generally treated as a "C corporation" for federal tax purposes. As used in Section 7704, the term "partnership" also includes a limited liability company treated as a partnership for federal tax purposes, such as the LLC. The LLC will seek to avoid being classified as a publicly traded partnership under Section 7704 by restricting transfers of units in the manner described below.

        A partnership is classified as a publicly traded partnership if its interests are either:

  •
  Traded on an established securities market; or

  •
  Readily tradable on a secondary market or its substantial equivalent.

        A partnership "interest" includes any interest in capital or profits of the partnership as well as any financial instrument or contract the value of which is determined by reference to the partnership.

        Under the Treasury regulations, an "established securities market" includes national, regional and local exchanges, foreign exchanges that satisfy regulatory requirements, and interdealer quotation systems that regularly disseminate firm buy and sell quotations. The LLC does not intend to list units on the New York Stock Exchange, the Nasdaq Stock Market, or on any other exchange or system which would be classified as an established securities market.

        In determining whether interests are "readily tradable on a secondary market or its substantial equivalent," the Treasury regulations provide that interests in a partnership generally are so tradable if, taking into account all of the facts and circumstances, interest holders are able to buy, sell or exchange their interests in a manner that is economically comparable to trading on an established securities market, or under any of the following four circumstances:

  •
  they are regularly quoted by a broker, dealer or other market maker in the interests;

  •
  there are regular quotes from any person who stands ready to buy or sell at a quoted price;

  •
  there are regular and ongoing opportunities for an interest holder to sell or exchange interests through a public means of obtaining offers or information of offers to buy, sell or exchange; or

  •
  the opportunity exists for prospective buyers and sellers to transact in a time frame and with the regularity and continuity comparable to the three circumstances described above.

        However, interests will not be treated as readily tradable on a secondary market or its substantial equivalent under any of these four circumstances unless the partnership participates in the establishment of the market or the inclusion of its interests in the market, or the partnership recognizes any transfers made on the market by redeeming the transferor partner, admitting the transferee as a partner or otherwise recognizing the rights of a transferee. The LLC does not intend to so participate in the establishment of any market that would qualify under any of the four circumstances listed above or the inclusion of any of the interests on such a market. Moreover, the LLC does not intend to recognize transfers of units or other interests made under any of those four circumstances.

        Treasury regulations provide a safe harbor which shelters interests from being deemed readily tradable on a secondary market or its substantial equivalent under the general "facts and circumstances" test when there is a "lack of actual trading" of the interests. The LLC intends to allow only those transfers of interests during any taxable year that permits the LLC to qualify under this "lack of actual trading" safe harbor. This safe harbor applies where the sum of the interests in capital or profits transferred during the tax year of the partnership does not exceed 2% of the total interests in capital or profits. For purposes of testing compliance with this safe harbor, the following types of transfers, which are explained below, are ignored:

  •
  "private" transfers;

  •
  transfers pursuant to a "qualified redemption or repurchase agreement"; and

  •
  transfers through a "qualified matching service".

        A private transfer includes:

  •
  transfers in which the basis of the interest is determined by reference to the transferor's basis, such as a gift, or is determined under Section 732 of the Internal Revenue Code;

  •
  transfers at death, including transfers from an estate or testamentary trust;

  •
  transfers between members of a family, as defined in Section 267(c)(4) of the Internal Revenue Code;

  •
  transfers involving the issuance of interests by the partnership in exchange for cash, property or services;

  •
  transfers involving distributions from retirement plans qualified under Section 401(a) of the Internal Revenue Code or an individual retirement plan;

  •
  "block" transfers, which are defined as transfers by a member and any related person as defined in Sections 267(b) and 707(b)(1) of the Internal Revenue Code in one or more transactions during any 30 calendar-day period, of interests which in the aggregate represent more than 2% of the total interests in partnership capital or profits;

  •
  transfers pursuant to a plan of redemption or repurchase maintained by the partnership by which the partners may tender their interests for purchase by the partnership, another partner, or a person related to a partner, but only where either the right to purchase is exercisable only upon the partner's death, disability, retirement, or termination from active service, or the plan is "closed end" so that the partnership does not issue any interests after the initial offering and no partner or person related to a partner provides contemporaneous opportunities to acquire interests in similar or related partnerships which represent substantially identical investments;

  •
  transfers by one or more partners of interests representing more than 50% of the total interests in the capital and profits in one transaction or series of related transactions; and

  •
  transfers not recognized by the partnership.

        Transfers are pursuant to a qualified redemption or repurchase agreement only if:

  •
  the agreement provides that a transfer cannot occur until at least 60 days after the partnership receives written notice of the partner's intent to exercise the redemption or repurchase right;

  •
  the agreement provides that the purchase price not be established until at least 60 days after receipt of notification or that the purchase price not be established more than four times during the entity's tax year; and

  •
  the sum of the interests in capital or profits transferred during the entity's taxable year, not including private transfers, does not exceed 10% of the total interests in capital or profits.

        Transfers are through a qualified matching service only if:

  •
  the matching service consists of a computerized or printed system that lists customers' bid and/or ask prices in order to match prospective buyers and sellers of interests;

  •
  matching occurs either by matching the list of interested buyers with the list of interested sellers or through a bid and ask process that allows interested buyers to bid on the listed interest;

  •
  the seller cannot enter into a binding agreement to sell the interest until the 15th calendar day after his interest is listed, which date must be confirmable by maintenance of contemporaneous records;

  •
  the closing of a sale effected through the matching service does not occur prior to the 45th calendar day after the interest is listed;

  •
  the matching service displays only quotes that do not commit any person to buy or sell an interest at the quoted price, or quotes that express an interest in acquiring an interest without an accompanying price, and does not display quotes at which any person is committed to buy or sell an interest at the quoted price;

  •
  the seller's information is removed within 120 days of its listing and is not re-entered into the system for at least 60 days after its deletion; and

  •
  the sum of the interests in capital or profits transferred during the entity's tax year, not including private transfers, cannot exceed 10% of the total interests in capital or profits.

Treatment of the LLC's Operations

Flow-through of Taxable Income; Use of Calendar Year

        No federal income tax will be paid by the LLC. Instead, all members will be required to report on their income tax return their allocable share of the income, gains, losses and deductions of the LLC without regard to whether corresponding cash distributions are received.

        Because the LLC will be taxed as a partnership, it will have its own taxable year separate from the taxable years of its members. A partnership generally must use the "majority interest taxable year" which is the taxable year that conforms to the taxable year of the holders of more than 50% of its interests. In the LLC's case, the majority interest taxable year is the calendar year.

The LLC's Basis in Assets

        Section 723 of the Internal Revenue Code provides that the basis of any property contributed to a partnership by a partner is the adjusted basis of the property in the hands of the contributor at the time of the contribution. In this case, each member of the cooperative will be deemed to contribute his or her share of the property that they are deemed to receive in the merger. Pursuant to the appraisal and adjustment to conversion date amounts as estimated by the cooperative's management in the calculations above, the aggregate basis of the contributed property is estimated at $58.0 million, which is the estimated net value of the liquidating distribution ($18.2 million, after discounts) plus the cooperative's liabilities ($39.8 million as of November 30, 2003). The aggregate basis of non-cash assets must be apportioned among the categories of assets in proportion to their relative fair market values and future cost recovery deductions will be based on the amounts so apportioned. It is possible that the IRS will challenge the allocation of basis to specific categories of assets within the LLC so as to increase the allocation to longer-lived assets or assets that cannot be depreciated or amortized such as land.

Taxable Income or Loss from Operations

        The LLC will compute its taxable income or loss in a manner that differs materially from the way the cooperative determines its taxable income or loss. Material changes include the fact that an LLC does not issue patronage dividends and therefore does not receive a patronage dividend deduction. Accordingly, all of the taxable income of the LLC will be reported by the members. LLC losses flow-through to the members, subject to restrictions discussed below, while a cooperative's losses generally produce net operating loss carryovers.

Tax Consequences of the LLC's Operations to the Members

Flow-through of Taxable Income or Loss

        Each member will be required to report on his or her income tax return for the taxable year with which or within which ends the LLC's taxable year his distributive share of the LLC's income, gains, losses and deductions without regard to whether corresponding cash distributions are received. To illustrate, a calendar year member will include his share of the LLC's 2004 taxable income or loss on his 2004 income tax return. A member with a June 30 fiscal year will report his share of the LLC's 2004 taxable income or loss on his income tax return for the fiscal year ending June 30, 2005. The LLC will provide each member with an annual Schedule K-1 indicating the member's share of the LLC's income, loss and their separately stated components.

Tax Treatment of Distributions

        Distributions by the LLC to members generally will not be taxable to the members for federal income tax purposes as long as distributions do not exceed their basis in their units immediately before the distribution. Cash distributions in excess of unit basis—which are considered unlikely—are treated as gain from the sale or exchange of the units under the rules described below for unit dispositions.

Initial Tax Basis of Units and Periodic Basis Adjustments

        Under Section 722 of the Internal Revenue Code, a member's initial basis in his or her membership interest in the LLC will be equal to the sum of the amount of money and the contributor's adjusted basis of any property contributed to the LLC. This amount is increased by a member's share of the LLC's debt. Since the property deemed to be contributed by each member is the property received in the constructive liquidation, each member's initial basis in the LLC units should be equal to the fair market value of those units as reported by the member in determining gain or loss on the conversion transaction as described above plus the member's share of the LLC's debt. Pursuant to the appraisal and adjustment to conversion date amounts as estimated by the cooperative's management in the calculations above, the initial basis of a member's LLC units is estimated at $12.66 per unit, consisting of a net property contribution of $3.97 per unit plus the $8.69 per unit share of liabilities.

        A member's initial basis in LLC units will be increased to reflect the member's distributive share of the LLC's taxable income and tax-exempt income, amounts attributable to depletion that are not likely to be relevant, and any increase in a member's share of the LLC's debt. If a member makes additional capital contributions at any time, the adjusted unit basis is increased by the amount of any cash contributed or the adjusted basis in any property contributed.

        A member's unit basis will be decreased, but not below zero, by (1) the amount of any cash distributed to the member; (2) the basis of any other property distributed; (3) the amount of depletion deductions; (4) the member's distributive share of losses and nondeductible expenditures of the LLC that are "not properly chargeable to capital account" and (5) any reduction in that member's share of the LLC's debt.

        The unit basis calculations are complex. A member is only required to compute unit basis if the computation is necessary to determine his or her tax liability, but accurate records should be maintained. Typically, basis computations are necessary at the following times:

  •
  The end of a taxable year during which the LLC suffered a loss, for the purpose of determining the deductibility of the member's share of the loss;

  •
  Upon the liquidation or disposition of a member's interest, and

  •
  Upon the nonliquidating distribution of cash or property to a member, in order to ascertain the basis of distributed property or the taxability of cash distributed.

        Except in the case of a taxable sale of a unit or liquidation of the LLC, exact computations usually are not necessary. For example, a member who regularly receives cash distributions that are less than or equal to his or her share of the LLC's taxable income will have a positive unit basis at all times. Consequently, no computations are necessary to demonstrate that cash distributions are not taxable to the member under Section 731(a) (1) of the Internal Revenue Code. The purpose of the basis adjustments is to keep track of a member's "tax investment" in the LLC, with a view toward preventing double taxation or exclusion from taxation of income items upon ultimate disposition of the units.

Deductibility of Losses; Passive Loss Limitations

        In general, a member may deduct losses allocated to him, subject to a number of restrictions. Those restrictions include a general rule that losses cannot be deducted if they exceed a member's basis in his or her units nor to the extent they exceed the member's at-risk amount. These specific restrictions are not likely to impact the members of the LLC. However, if the LLC incurs a taxable loss or if taxable income is insufficient to cover interest expense on the cooperative related borrowing, the passive activity loss deduction rules are likely to have widespread effect.

        Section 469 of the Internal Revenue Code substantially restricts the ability of taxpayers to deduct losses from passive activities. Passive activities generally include activities conducted by pass-through entities, such as the LLC and other partnerships, limited liability companies or S corporations, in which the taxpayer does not materially participate. Generally, losses from passive activities are deductible only to the extent of the taxpayer's income from other passive activities. Passive activity losses that are not deductible because of these rules may be carried forward and deducted against future passive activity income, or they may be deducted in full upon disposition of a member's entire interest in the LLC to an unrelated party in a fully taxable transaction.

        It is important to note that "passive activities" do not include dividends and interest income that normally is considered to be "passive" in nature; nor do they include farming operations in which the taxpayer is a material participant. A special rule allows closely held C corporations (other than a personal service corporation) to deduct passive activity losses against both passive activity income and "net activity income." Net activity income generally is taxable income exclusive of passive activities and portfolio income such as dividends and interest.

        Members who have borrowed to purchase their equity interest in the cooperative may have been deducting the interest expense. After the conversion, this interest expense will be aggregated with other items of income and loss from passive activities and subjected to the passive activity loss limitation. To illustrate, if a member's only passive activity is the LLC, and if the LLC incurs a net loss, no interest expense on related borrowing would be deductible. If that member's share of the LLC's taxable income is less than the related interest expense, the excess would be nondeductible. In both instances, the disallowed interest would be suspended and would be deductible against future passive activity income or upon disposition of the member's entire interest in the LLC to an unrelated party in a fully taxable transaction.

Alternative Minimum Tax

        If the LLC adopts accelerated methods of depreciation, it is possible that taxable income for Alternative Minimum Tax purposes might exceed regular taxable income passed through to the members. No decision has been made on accelerated depreciation, but we believe that most members are unlikely to be adversely affected by excess alternative minimum taxable income.

Tax Consequences of Disposition of Units

Recognition of Gain or Loss

        Gain or loss will be recognized on a sale of LLC units equal to the difference between the amount realized and the member's basis in the units sold. The amount realized includes cash and the fair market value of other property received plus the member's share of the LLC's debt. Because of the inclusion of debt in basis, it is possible that a member could have a tax liability on sale that exceeds the proceeds of sale. While this a result is common in "tax shelters," it is quite unlikely in the case of a typical business operation such as that of the LLC.

        Gain or loss recognized by a member on the sale or exchange of a unit held for more than one year generally will be taxed as long-term capital gain or loss. A portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to depreciation recapture or other "unrealized receivables" or "substantially appreciated inventory" owned by the LLC. The LLC will adopt conventions to assist those members that sell units in apportioning the gain among the various categories.

Allocations and Distributions Following Unit Transfers

        If any unit is transferred during any accounting period in compliance with the provisions of Article 10 of the operating agreement, then solely for purposes of making allocations and distributions, the LLC will use the interim closing of the books method (rather than a daily proration of profit or loss for the entire period) and the convention that recognizes the transfer as of the beginning of the month following the month in which the notice, documentation and information requirements of Article 10 have been substantially complied with. All distributions on or before the end of the calendar month in which these requirements have been substantially complied with shall be made to the transferor and all distributions thereafter shall be made to the transferee. The Board of Managers has the authority to adopt other reasonable methods and/or conventions.

Effect of Tax Code Section 754 Election on Unit Transfers

        The adjusted basis of each member in his LLC units ("outside basis") initially will equal his or her proportionate share of the adjusted basis of the LLC in its assets ("inside basis"). Over time, however, it is probable that changes in unit values and cost recovery deductions will cause the value of a unit to differ materially from the member's proportionate share of the inside basis. Section 754 of the Internal Revenue Code permits a partnership to make an election that allows a transferee who acquires units either by purchase or upon the death of a member to adjust his share of the inside basis to fair market value as reflected by the unit price in the case of a purchase or the estate tax value of the unit in the case of an acquisition upon death of a member. Once the amount of the transferee's basis adjustment is determined, it is allocated among the LLC's various assets pursuant to Section 755 of the Internal Revenue Code.

        A Section 754 election is beneficial to the transferee when his outside basis is greater than his proportionate share of the entity's inside basis. In this case, a special calculation is made solely for the benefit of the transferee that will determine his cost recovery deductions and his gain or loss on disposition of LLC property by reference to his higher outside basis. The Section 754 election will be detrimental to the transferee if his or her outside basis is less than his or her proportionate share of inside basis.

        Section 9.4 of the operating agreement provides that Board of Managers has discretionary authority to make a Section 754 election. The Board of Managers is likely to make such an election only where the tax benefits made available to affected transferees by the election are likely to be sufficient to justify the increased cost and administrative burden of accounting for the resulting basis adjustments. Depending on the circumstances, the value of units may be effected positively or negatively by whether or not the LLC makes a Section 754 election. Once made, a Section 754 election is irrevocable unless the Internal Revenue Service consents to its revocation. Section 743(b) provides that a partnership or LLC is responsible for making the basis adjustments. However, the unit transferees are required to report the basis adjustments. In the event the Board of Managers determines to make a Section 754 election, it will notify the members of the manner in which to comply with applicable rules.

IRS Reporting Requirement

        Article 10 of the operating agreement contains the requirements for a valid transfer of units, including proper documentation and Board of Managers approval. In addition, the IRS requires a taxpayer who sells or exchanges a unit to notify the LLC in writing within thirty days or, for transfers occurring on or after December 16 of any year, by January 15 of the following year. Although the IRS reporting requirement is limited to "Section 751(a) exchanges," it is likely that any transfer of an LLC unit will constitute a Section 751(a) exchange. The written notice required by the IRS must include the names and addresses of both parties to the exchange, the identifying numbers of the transferor and, if known, of the transferee and the exchange date. The IRS imposes a penalty of $50 for failure to file the written notice unless reasonable cause can be shown.

Other Tax Matters

Tax Information to Members; Consistent Reporting

        The LLC will be required to provide each member with a Schedule K-1 (or authorized substitute therefore) on an annual basis. Harsh penalties are provided for failure to do so unless reasonable cause for the failure is established.

        Each member's Schedule K-1 will set out the holder's distributive share of each item of income, gain, loss, deduction or credit that is required to be separately stated. Each member must report all items consistently with Schedule K-1 or, if an inconsistent position is reported, must notify the IRS of any inconsistency by filing Form 8062 "Notice of Inconsistent Treatment or Administrative Adjustment Request (AAR)" with the original or amended return in which the inconsistent position is taken.

IRS Audit Procedures

        Unified audit rules require the tax treatment of all "partnership items" to be determined at the partnership, rather than the partner, level. Partnership items are those items that are more appropriately determined at the partnership level than at the partner level, as provided by regulations. Since the LLC will be taxed as a partnership, these rules are applicable to it and its members.

        These rules allow the IRS to challenge the reporting position of a partnership by conducting a single administrative proceeding to resolve the issue with respect to all partners. But the IRS must still assess any resulting deficiency against each of the taxpayers who were partners in the year in which the understatement of tax liability arose. Any partner of a partnership can request an administrative adjustment or a refund for his own separate tax liability. Any partner also has the right to participate in partnership-level administrative proceedings. A settlement agreement with respect to partnership items binds all parties to the settlement.

        IRS rules establish the "Tax Matters Partner" as the primary representative of a partnership in dealings with the IRS. The Tax Matters Partner must be a "member-manager" which is defined as an LLC member who, alone or together with others, is vested with the continuing exclusive authority to make the management decisions necessary to conduct the business for which the organization was formed. In the LLC's case, this would be a member of the Board of Managers who is also a member of the LLC. Section 9.1 of the operating agreement provides for Board designation of the Tax Matters Partner and for default designations if it fails to do so.

        The IRS generally is required to give notice of the beginning of partnership-level administrative proceedings and any resulting administrative adjustment to all partners whose names and addresses are furnished to the IRS. For partnerships with more than 100 partners, however, the IRS generally is not required to give notice to any partner whose profits interest is less than one percent.

        After the IRS makes an administrative adjustment, the Tax Matters Partner (and, in limited circumstances, other partners) may file a petition for readjustment of partnership items in the Tax Court, the district court in which the partnership's principal place of business is located, or the Claims Court.

New Elective Procedures for Large Partnerships

        The Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting and IRS audits. This election reduces the number of items that must be separately stated on the Schedules K-1 that are issued to the partners which eases the burden on their tax preparers.

        If the election is made, IRS audit adjustments generally will flow through to the partners for the year in which the adjustment takes effect. However, the partnership may elect to pay an imputed underpayment that is calculated by netting the adjustments to the income and loss items of the partnership and multiplying that amount by the highest tax rate whether individual or corporate. A partner may not file a claim for credit or refund of his allocable share of the payment.

        Timing adjustments are made in the year of audit in order to avoid adjustments to multiple years where possible. In addition, the partnership, rather than the partners individually, generally is liable for any interest and penalties that result from a partnership audit adjustment. Penalties, such as the accuracy and fraud penalties, are determined on a year-by-year basis, without offsets, based on an imputed underpayment. Any payment for Federal income taxes, interest, or penalties, that an electing large partnership is required to make is non-deductible.

        Under the electing large partnership audit rules, a partner is not permitted to report any partnership items inconsistently with the partnership return, even if the partner notifies the IRS of the inconsistency. The IRS may treat a partnership item that was reported inconsistently by a partner as a mathematical or clerical error and immediately assess any additional tax against that partner. The IRS is not required to give notice to individual partners of the commencement of an administrative proceeding or of a final adjustment. Instead, the IRS is authorized to send notice of a partnership adjustment to the partnership itself by certified or registered mail. An administrative adjustment may be challenged in the Tax Court, the district court in which the partnership's principal place of business is located, or the Claims Court. However, only the partnership, and not partners individually, can petition for a readjustment of partnership items.

        The Board of Managers of the LLC will review the new large partnership procedures with its legal counsel and certified public accountants to determine whether it appears advantageous to elect to be subject to the new procedures. Because of the substantial cost and administrative burden involved in implementing IRS audit adjustments at the member level under the existing procedures, it is likely that the Board of Managers will decide to make the election.

Self-Employment Tax

        The IRS has held on audit that the cooperative's members who are individuals who patronize the cooperative directly or through a partnership currently are subject to self-employment tax on patronage dividends although at least one retired member has successfully escaped self-employment tax on such payments. The Internal Revenue Code and Treasury regulations provide that general partners are subject to self-employment tax on their distributive share of partnership income and that limited partners who do not render services to the partnership are not subject to self-employment tax. Neither the Internal Revenue Code nor the Treasury regulations address the treatment of LLC members for self-employment tax purposes. Proposed regulations, however, were issued in 1997 that provide generally for imposition of the self-employment tax on limited liability company members only if they (1) have personal liability for limited liability company obligations, have authority to contract on behalf of the limited liability company, or participate in the limited liability company's business for more than 500 hours each year. Few, if any, of the LLC's members would be subject to self-employment tax under this test unless they are employees of the LLC.

        The status of the proposed regulations is uncertain because they were subject to a Congressional moratorium that ended July 1, 1998 and the Treasury has not taken steps to finalize them. Nevertheless, because of the similarity of limited liability company members and limited partners, it is believed to be highly likely that members of the LLC will be treated similar to limited partners, i.e., generally not subject to self-employment tax on their share of LLC earnings. This will represent a substantial saving relative to cooperative taxation for those LLC members whose FICA wages and self-employment earnings are below the maximum FICA income base which is $87,900 for 2004.

State Income Taxes

        The LLC members generally are subject to tax in their state of residence as well as in those states in which the entity does business if their share of income exceeds the minimum filing requirements. Since the LLC will potentially be doing business in several states, this could create a substantial reporting burden for the members. Most states, however, allow "composite reporting" by partnerships and limited liability companies which means that the entity pays income taxes to the various states and the individual members are relieved of the reporting responsibility in states other than their state of residence and their state of residence generally will allow a tax credit for state income taxes paid by the entity for the benefit of the member. For example, a member who is a resident of Minnesota will report his entire share of the LLC's income but will receive credit on his Minnesota return for taxes paid to Minnesota and other states on his behalf. The Minnesota resident member generally will not have to file individually in other states. This result, however, may vary depending on the state of which a particular member is a resident. Members are urged to consult their own tax advisors on this matter.

LEGAL MATTERS

        The validity of the units to be issued in connection with the conversion will be passed upon by Lindquist & Vennum P.L.L.P.

EXPERTS

        The financial statements of Midwest Investors of Renville, Inc. (d.b.a. "Golden Oval Eggs") as of August 31, 2003 and 2002 and for the years ended August 31, 2003, 2002 and 2001 provided in this document have been audited by Moore Stephens Frost, independent auditors, as set forth in their report thereon. The financial statements have been included in this document in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        Midwest Investors of Renville, Inc. does not file annual, quarterly and special reports with the SEC. The LLC has not filed any reports with the SEC, but will do so after the conversion. You may read and copy any reports that the LLC files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The reports also will be available from commercial document retrieval services and at the SEC's web site (http://www.sec.gov).

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT TO VOTE ON THE CONVERSION. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED                        , 2004. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY OTHER DATE, AND NEITHER THE MAILING OF THE THIS DOCUMENT TO MEMBERS NOR THE ISSUANCE OF UNITS IN THE CONVERSION SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

INDEX TO FINANCIAL STATEMENTS

MIDWEST INVESTORS OF RENVILLE, INC.
(D.B.A. "GOLDEN OVAL EGGS")

Page
Independent Auditor's Report	F-2
Financial Statements as of August 31, 2003 and 2002 and for the years ended August 31, 2003, 2002 and 2001
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Patrons' Equity	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7
Condensed Financial Statements as of November 30, 2003 (unaudited) and August 31, 2003 (audited) and for the periods ended November 30, 2003 (unaudited) and November 30, 2002 (unaudited)
Balance Sheet	F-20
Statement of Operations	F-21
Statement of Cash Flows	F-22
Notes to Condensed Financial Statements	F-23

Independent Auditor's Report

Board of Directors
Midwest Investors of Renville, Inc.
    d/b/a Golden Oval Eggs
Renville, Minnesota

        We have audited the accompanying balance sheet of Midwest Investors of Renville, Inc. d/b/a Golden Oval Eggs as of August 31, 2003 and 2002, and the related statements of operations, patrons' equity and cash flows for each of the three years in the period ended August 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwest Investors of Renville, Inc. d/b/a Golden Oval Eggs as of August 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

                      /s/  MOORE STEPHENS FROST

                      Certified Public Accountants

Little Rock, Arkansas
October 10, 2003

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Balance Sheets

August 31, 2003 and 2002

(In Thousands, except per share data)

	2003	2002
Assets
Current assets
Cash and cash equivalents	$2,429	$506
Accounts receivable	6,499	4,621
Inventories	7,234	7,112
Restricted cash	1,212	1,373
Prepaid insurance	193	212
Other current assets	644	596

Total current assets	18,211	14,420

Property, plant and equipment
Land and land improvements	6,819	6,781
Buildings	21,950	21,950
Equipment	34,280	34,031
Construction in progress	124	152

	63,173	62,914
Accumulated depreciation	(25,055)	(20,377)

Total property, plant and equipment	38,118	42,537

Other assets
Restricted cash	3,938	4,800
Investments	1,770	1,962
Intangible assets, net	1,637	1,867
Note receivable	950	950
Deferred tax asset	236	236

Total other assets	8,531	9,815

Total assets	$64,860	$66,772

Liabilities and Patrons' Equity
Current liabilities
Revolving line of credit	$20	$2,989
Accounts payable	1,381	2,082
Accrued interest	472	484
Accrued rent and interest-related party	306	228
Accrued compensation	791	438
Accrued property taxes	262	214
Other current liabilities	291	183
Current maturities of long-term debt	2,502	2,347

Total current liabilities	6,025	8,965

Long-term debt, less current maturities	32,804	35,309

Patrons' equity
Common stock, $.01 par value; 50,000 shares authorized; 4,582 shares issued and outstanding	46	46
Additional paid-in capital	19,923	19,923
Unallocated capital reserve	6,235	1,839
Accumulated other comprehensive income	(173)	690

Total patrons' equity	26,031	22,498

Total liabilities and patrons' equity	$64,860	$66,772

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Statements of Operations

For the Years Ended August 31, 2003, 2002 and 2001

(In Thousands, except per share data)

	2003	2002	2001
Revenues	$53,052	$46,169	$35,215
Cost of goods sold	42,437	40,535	30,658

Gross profit	10,615	5,634	4,557
Operating expenses	3,208	3,339	2,495

Income from operations	7,407	2,295	2,062
Other income (expense)
Interest expense	(3,520)	(3,466)	(2,314)
Other income	509	385	650

Total other expense	(3,011)	(3,081)	(1,664)

Income (loss) before income taxes	4,396	(786)	398
Income taxes	—	—	—

Net income (loss)	$4,396	$(786)	$398

Basic and diluted earnings per common share	$0.96	$(0.18)	$0.09

Distributions per common share	$—	$—	$0.04

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Statements of Changes in Patrons' Equity

For the Years Ended August 31, 2003, 2002 and 2001

(In Thousands, except per share data)

	Common stock						Accumulated other comprehensive income		Comprehensive income for the years ended
			Additional paid-in capital	Per unit retainage	Unallocated capital reserve	Stock subscription receivable		Total patrons' equity
	Shares	Amount
Balance—September 1, 2000	3,868	$39	$16,491	$1,608	$2,137	$(2,046)	$—	$18,229	$1,128

Conversion of per unit retainage to common stock	322	3	1,605	(1,608)	—	—	—	—
Collection of stock subscription receivable	—	—	—	—	—	2,046	—	2,046
Net income	—	—	—	—	398	—	—	398	398
Rescission of distributions declared	—	—	—	—	258	—	—	258
Distributions declared	—	—	—	—	(168)	—	—	(168)
Unrealized loss on hedging activities	—	—	—	—	—	—	(395)	(395)	479

Balance—August 31, 2001	4,190	42	18,096	—	2,625	—	(395)	20,368	$877

Issuance of common stock	392	4	1,827	—	—	—	—	1,831
Net loss	—	—	—	—	(786)	—	—	(786)	(786)
Unrealized loss on hedging activities, net of reclassification adjustment of $734 for realized losses included in net income	—	—	—	—	—	—	1,085	1,085	1,085

Balance—August 31, 2002	4,582	46	19,923	—	1,839	—	690	22,498	$299

Net income	—	—	—	—	4,396	—	—	4,396	4,396
Unrealized loss on hedging activities, net of reclassification adjustment of $88 for realized losses included in net income	—	—	—	—	—	—	(863)	(863)	(863)

Balance—August 31, 2003	4,582	$46	$19,923	$—	$6,235	$—	$(173)	$26,031	$3,533

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Statements of Cash Flows

For the Years Ended August 31, 2003, 2002 and 2001

(In Thousands, except per share data)

	2003	2002	2001
Cash flows from operating activities
Net income (loss)	$4,396	$(786)	$398
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities
Depreciation	4,695	5,117	4,338
Amortization	230	231	205
Equity in (income) loss of unconsolidated subsidiary	—	(35)	32
Changes in operating assets and liabilities
Accounts receivable	(1,878)	(1,172)	(38)
Inventories	(122)	(435)	(1,035)
Prepaid insurance	19	(99)	(39)
Other current assets	(911)	908	(2,087)
Accounts payable	(701)	(717)	(24)
Accruals and other current liabilities	575	50	(1,835)
Deferred income taxes	—	96	858

Net cash provided (used) by operating activities	6,303	3,158	773

Cash flows from investing activities
Purchases of property, plant and equipment	(276)	(1,308)	(12,716)
Retirement of investment in United Mills	217	242	238
Purchase of investment in United Mills	(245)	(240)	(236)
Retirement of investment in other cooperatives	230	47	1

Net cash used by investing activities	(74)	(1,259)	(12,713)

Cash flows from financing activities
Net increase (decrease) in revolving line of credit	$(2,969)	$(97)	$3,086
Proceeds from issuance of long-term debt	—	42	3,345
Payments of long-term debt	(2,350)	(2,219)	(643)
Restricted cash	1,023	(974)	(2,547)
Proceeds from sale of additional stock	—	1,831	—
Collections of stock subscription receivable	—	—	2,046
Cash distributions	—	—	(168)
Payment of bond issue costs	—	—	(113)
Patronage dividend	(10)	(17)	(50)

Net cash provided (used) by financing activities	(4,306)	(1,434)	4,956

Net increase (decrease) in cash	1,923	465	(6,984)
Cash and cash equivalents—beginning of year	506	41	7,025

Cash and cash equivalents—end of year	$2,429	$506	$41

Supplementary disclosures of cash flow information
Cash paid (received) during the period for:
Interest, net of capitalized interest of $0, $267 and $1,348 during 2003, 2002 and 2001, respectively	$3,593	$3,495	$2,234
Income taxes	—	(97)	(218)
Supplementary disclosures of non-cash transaction
Bond issuance costs financed	$—	$—	$105
Recission of distributions declared	—	—	258

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Notes to Financial Statements

August 31, 2003, 2002 and 2001

(In Thousands, except per share data)

1.    Summary of Significant Accounting Policies

        a.     Organization—Midwest Investors of Renville, Inc., d/b/a Golden Oval Eggs (the "Company") was incorporated as a cooperative under the laws of the state of Minnesota in March, 1994.

        b.     Business operations and environment—The Company is an integrated poultry cooperative operation that produces and sells liquid egg products, principally in the Midwest, California and Canada.

        The Company operates in an environment wherein the commodity nature of both its products for sale and its primary raw materials causes sales prices and purchase costs to fluctuate, often on a short-term basis, due to the worldwide supply and demand situation for those commodities. The supply and demand factors for its products for sale and the supply and demand factors for its primary raw materials correlate to a degree, but are not the same, thereby causing margins between sales price and production costs to increase, decrease, or invert, often on a short-term basis.

        c.     Cash equivalents—The Company considers all highly liquid cash investments purchased with an original maturity of three months or less to be cash and cash equivalents.

        d.     Accounts receivable—Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews their customer accounts on a periodic basis and records a reserve for specific amounts that the Company feels may not be collected. The Company's management deems accounts receivable to be past due based on contractual terms. Amounts will be written off at the point when collection attempts on the accounts have been exhausted. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While management believes the Company's processes effectively address its exposure to doubtful accounts, changes in the economy, industry or specific customer conditions may require adjustment to any allowance recorded by the Company. At August 31, 2003 and 2002, no allowance for doubtful accounts is considered necessary by the Company's management.

        e.     Inventories—Layer flock inventories are stated at cost of production. Flock costs are amortized over the productive lives of the flocks, generally 18 to 24 months. Pullet inventories are stated at cost of production. Feed, supplies and liquid egg inventories are stated at the lower of cost (first-in, first-out) or market.

        f.      Property, plant and equipment—Property, plant and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the following lives:

Land improvements	7 to 15 years
Buildings	7 to 39 years
Equipment	3 to 15 years

        Costs of maintenance and repairs that do not improve or extend asset lives are expensed as incurred. Major additions and improvements of existing facilities are capitalized. For retirements or sales of property, the Company removes the original cost and the related accumulated depreciation from the accounts and the resulting gain or loss is reflected in other income in the accompanying statement of operations.

        g.     Long-lived assets—During 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which superceded and amended SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires that long-lived assets be reviewed for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. Based on management's assessment of the existing long-lived assets, no impairment loss needs to be recognized at August 31, 2003. The factors considered by management in performing this assessment include operating results, trends, and prospects as well as the effects of obsolescence, demand, competition, and other economic factors.

        h.     Investments—Investments include the Company's investments in United Mills (a cooperative), St. Paul Bank for Cooperatives, four additional cooperatives involved in activities which are similar or complementary to the Company.

        The Company's investment in the cooperatives represents equities allocated to the Company by the cooperatives as of the cooperatives most recent fiscal year-end, plus an accrual at the Company's fiscal year-end for anticipated patronage allocations. The accruals are based on the expected percentage of the Company's patronage with the various cooperatives in relation to the various cooperatives' total patronage.

        i.      Restricted cash—Restricted cash consists of cash that is restricted as to future use by contractual agreements associated with the outstanding bonds, as well as an escrow account that is being held by the City of Renville, Minnesota in a debt service account. Interest earned on escrow amounts held are added to the account. The balance in this escrow account will be applied at the end of the bond term to pay the final interest and principal payments.

        j.      Intangible assets—In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and indefinite lived intangible assets no longer be amortized; however, these assets must be tested at least annually, or more frequently if impairment indicators arise, for impairment. Separate intangible assets that have finite lives will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 effective September 1, 2002. Initial adoption of SFAS No. 142 had no impact on the Company's financial position or results of operations. Based on management's assessment of the existing assets, no impairment has occurred at August 31, 2003.

        k.     Income taxes—The Company is subject to Federal and certain other income taxes and operates as a cooperative that qualifies for tax treatment under Subchapter T of the Internal Revenue Code. Accordingly, under specified conditions, the Company can exclude from taxable income amounts distributed as qualified patronage refunds to its members. Provisions for income taxes are recorded only on those earnings not distributed or not expected to be distributed as patronage refunds.

        l.      Fair value—The Company's financial instruments consist primarily of cash equivalents, accounts receivable, long-term receivable, accounts payable, and debt. The carrying amounts of cash equivalents, accounts receivable, and accounts payable approximate their fair values because of the short-term maturity of such instruments. The stated value of the Company's long-term receivables approximates their fair value based on current market rates for financial instruments of the same remaining maturities and risk characteristics. The carrying values of long-term debt instruments approximate their fair value because interest rates on such debt are periodically adjusted and approximate current market rates.

        m.    Revenue recognition—Revenue is recognized by the Company when the following criteria are met: persuasive evidence of an agreement exists; delivery has occurred or services have been rendered; the Company's price to the buyer is fixed and determinable; and collectibility is reasonably assured.

        n.     Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        o.     Shipping and handling costs—All shipping and handling costs incurred during the year are included in cost of goods sold in the accompanying statement of operations.

        p.     Reclassifications—Certain reclassifications have been made to the 2002 and 2001 balances in order to conform to the 2003 presentation.

        q.     Recently issued accounting standards—In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset, except for certain obligations of lessees. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The Company adopted SFAS No. 143 effective September 1, 2002. The Company has reviewed its assets and believes it has no assets which will require funds to retire in the future.

        In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The standard is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The company's adoption of SFAS No. 149 did not have a material impact on its financial position or results of operations.

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes how an issuer classifies and measures certain freestanding financial instruments with characteristics of liabilities and equity and requires that such instruments be classified as liabilities. The standard is effective for financial instruments entered into or modified after May 31, 2003. The Company's adoption of SFAS No. 150 did not have a material impact on its financial position or results of operations.

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. A variable interest entity results from interests in an entity through ownership, contractual relationships, or other pecuniary interest. Under current accounting guidance, entities are generally consolidated by an enterprise only when it has a controlling financial interest through ownership of a majority voting interest in the entity.

        The Company has interests in various affiliates (see Note 5 and 11) established for the purpose of finished feed production, technology services and rental of real estate. The creditors of the entities do not have recourse to the Company. The Company is currently evaluating the effects of the issuance of the Interpretation on the accounting for its ownership interests in these entities.

2.    Net Outstanding Checks

        The Company had outstanding checks in excess of bank balances of approximately $1,354 as of August 31, 2002 which is included in accounts payable for financial statement purposes.

3.    Inventories

        Inventories consist of:

	2003	2002
Hens and pullets	$6,589	$6,214
Feed and supplies	433	761
Eggs and egg products	212	137

Total inventories	$7,234	$7,112

4.    Investments

        The Company's investment in United Mills, a Minnesota cooperative, represents a 33 1/3% ownership interest that has been accounted for using the equity method. Since United Mills is a cooperative, the income and capital reserves are allocated to the member-patrons on the basis of patronage the Company has with the cooperative.

        United Mills reported the following financial result:

	2003	2002
Total assets	$2,881	$2,983
Total liabilities	1,175	1,311
Sales	8,119	7,833
Gross profit	626	698
Net income	37	125

5.    Intangible Assets

        Intangible assets consist of the following at August 31:

	2003	2002
Bond issue cost	$2,787	$2,787
Less: accumulated amortization	(1,150)	(920)

Net intangible assets	$1,637	$1,867

        The amortization period for these intangible assets range from ten to fifteen years. The amortization expense is as follows:

2004	$229
2005	194
2006	158
2007	158
2008	158
Thereafter	740

6.    Note Receivable

        The note receivable of $950 at August 31, 2003 and 2002, consisted of a note receivable from a cooperative managed by a common board of directors. The note is secured by certain real estate with the principal balance due during October 2014. The note bears interest at eight percent, which is payable monthly.

7.    Revolving Line of Credit

        The Company has established a revolving short-term line of credit with a maximum indebtedness of the lessor of $6,500 or the limit established by the borrowing base computation with a variable interest rate (4.00% at August 31, 2003). The balance at August 31, 2003 and 2002 was $20 and $2,989, respectively. The weighted average interest rates for these borrowings were 5.08%, and 5.32% for the years ending August 31, 2003 and 2002 based on average amount outstanding. The average amount outstanding on the line of credit was $1,500 and $3,674 with a maximum outstanding month end balance of $3,608 and $5,356 for the years ending August 31, 2003 and 2002. There is a quarterly non-use fee at the rate of one quarter of one percent on the daily average unused amount on the line of credit. The line of credit may be withdrawn immediately upon matured default as defined in the note agreement. The line is through December 31, 2003.

        In accordance with the loan agreements, the Company also has a letter of credit in the amount of $22,808 in support of the corporate bonds. A quarterly letter of credit fee ranging from 1.25% to 2% based on a performance schedule as defined in the agreement.

8.    Long-Term Debt

        Long-term debt consists of:

	2003	2002
Corporate bonds, series 2000, bearing variable interest (7.31% at August 31, 2003); interest payable semiannually, principal payments due in annual installments from 2002 to 2015 in amounts ranging from $1,230 to $2,470; secured by substantially all land, buildings and equipment of the Thompson, Iowa facility amounting to a net book value of $12,339.	$22,470	$23,770
Corporate bonds, series 1999, bearing interest at 8.44%; interest payable semiannually, principal payments due in annual installments from 2001 to 2014 in amounts ranging from $432 to $1,240; secured by substantially all land, buildings and equipment of the Renville, Minnesota facility amounting to a net book value of $25,322.	9,397	9,905
Corporate bonds, series 2001, bearing interest at 8.75%; interest payable semiannually, principal payments in equal annual installments of $300 from 2002 to 2011; secured by substantially all land, buildings and equipment of the Renville, Minnesota facility amounting to a net book value of $25,322.	2,400	2,700
Private development bonds, variable interest rate from 5.9% and 6.2%; interest payable semiannually, principal payable annually; unsecured; maturing at various times through December 1996 and December 2004.	275	420
Note payable to a company; non-interest bearing; secured by certain equipment with a net book value of $373; payable in monthly installments of $5 beginning June 2003 through May 2011.	433	450
Note payable to a company; variable interest rate on two-thirds of note balance (2% at August 31, 2003); with remaining one-third of note balance being non-interest bearing; unsecured; payable in annual installments of $30, plus interest, through January 2010.	210	240
Note payable to a company; non-interest bearing; secured by certain equipment with a net book value of $84; payable in monthly installments of $3, maturing June 2006.	102	138
Note payable to a financing company, non-interest bearing; secured by certain equipment with a net book value of $28; payable in monthly installments of $1, maturing January 2005.	19	33

	35,306	37,656
Less current maturities	2,502	2,347

Long-term debt, less current maturities	$32,804	$35,309

        Aggregate maturities of long-term debt are as follows:

2004	$2,502
2005	2,600
2006	2,589
2007	2,699
2008	2,848
Thereafter	22,068

Total	$35,306

        The effective interest rate on the Corporate Bonds, Series 2000 range from 8.46% to 7.31% through the date of July 10, 2010. The bonds outstanding subsequent to this date will revert to the variable interest rate effective at that time. Settlements of this agreement are accounted for by recording the net interest paid as an adjustment to interest expense on a current basis.

        Certain of the Company's debt agreements contain restrictive covenants, which require that the Company maintain (1) a minimum tangible net worth of not less than $16,500; (2) total liabilities to tangible net worth ratio of no more than 3:1; (3) working capital of no less than $3,500; (4) an interest coverage ratio of no less than 2:1; (5) a fixed charge coverage ratio no greater than 1:1; (6) capital expenditures not to exceed $600 or the amount that will create a fixed charge coverage ratio of not greater than 1:1; and (7) a debt to net worth ratio of no more than 2:1. The Company was in compliance with these covenants at August 31, 2003.

9.    Income Taxes

        Income taxes consist of:

	2003	2002	2001
Current tax benefit	$—	$(97)	$—
Deferred tax expense	—	97	—

	$—	$—	$—

        A reconciliation between income taxes (benefit) at the federal statutory rate and the Company's income taxes is as follows:

	2003	2002	2001
Federal income taxes (benefit) at statutory rate	$1,495	$(267)	$135
State income taxes, net of federal taxes (benefit)	284	(51)	26
Effect of (utilization) generation of NOL carryforwards	(639)	1,601	1,445
Other	(1,140)	(1,283)	(1,606)

	$—	$—	$—

        The Company is subject to federal income tax only on certain nondeductible expenses and any amount of net proceeds not returned to patrons in the form of cash, qualified written notices of allocation or qualified per unit retainage certificates issued within eight and one-half months after the fiscal year end.

        Temporary differences giving rise to deferred tax assets relate to alternative minimum income tax credit carryforwards. These carryforwards can be utilized to offset the future regular income tax liabilities of the Company. These carryforwards were generated during fiscal 1998 and 1997. The Company has net operating loss carryforwards for federal income tax purpose totaling approximately $11,250. Management anticipates issuing future patronage dividends in amounts sufficient to minimize taxable income of the Company; therefore no consideration has been provided for these operating loss carryforwards in the accompanying financial statements.

10.    Patrons' Equity

        a.     Description of equities—Authorized capital as of August 31, 2003, 2002 and 2001, consisted of 50,000 shares of common stock, par value of one cent and 10,000 shares of revolving preferred stock, par value of one cent. As of August 31, 2003 and 2002, common shares issued and outstanding are 4,582. As of August 31, 2001, common shares issued and outstanding are 4,190. Basic earnings per common share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income divided by the weighted average number of common and potential common shares. Common share equivalents include those related to stock options, convertible notes, and warrants, however, the Company had no such common share equivalents during the years ended August 31, 2003, 2002 and 2001. The weighted average number of common shares outstanding for computing basic and diluted earnings per share was 4,582, 4,389 and 4,190 during the years ended August 31, 2003, 2002 and 2001. No preferred stock was issued or outstanding as of August 31, 2003, 2002 and 2001.

        b.     Per unit retains—The Company may require investment in its capital in addition to the capital raised through the sale of common and preferred stock. This investment shall be direct capital investments from a retainage on a per unit basis of the products, principally grain, purchased from its members. In addition, such retained amounts shall be made on all products delivered, in the same amount per unit and shall at no time become a part of net annual savings available for patronage.

        Effective September 1, 2000, the Company converted the per unit retains into approximately 322 shares of common stock at the ratio of $5 in allocated per unit retains to one share of common stock.

        c.     Unallocated capital reserve—The Company's net operating margin, less any amount distributed or allocated to patrons as written notices of allocations, is included in the unallocated capital reserve. In accordance with its bylaws, the Company allocates patronage margins to its patrons, as determined for income tax purposes. These allocations may be made in cash, stock or in the form of written notices of allocations in proportions determined by its Board of Directors.

        d.     Distributions—The Company's bylaws provide that, each year, annual savings be distributed to members and patrons on the basis of their patronage with the Company. The distribution can be made in cash, stock or written notices of allocation or any combination thereof. The distributions must be made within 8 1/2 months after the end of the fiscal year. Declared but unpaid distributions were approximately $168 as of August 31, 2001. During fiscal 2002, the distributions declared but unpaid at August 31, 2001 were rescinded by the Board of Directors and added to the unallocated capital reserve.

11.    Related Party Transactions

        The Company has entered into a grain handler agreement with a cooperative which has an ownership interest in the Company. For the years ended August 31, 2003, 2002 and 2001, the Company has purchased services totaling $95, $82 and $173, respectively, from that company, with accounts payable for these services of $11 and $11 as of August 31, 2003 and 2002, respectively. In addition, the Company has $272 payable to this related party for payment for corn that was purchased by patrons but delivered directly to the Company.

        For the years ended August 31, 2003, 2002 and 2001, the Company has purchased feed totaling $5,030, $4,832 and $4,055, respectively, from United Mills. Prepaid feed, purchased from United Mills, which is included in inventory, totaled $354 at August 31, 2002. The Company also had advanced United Mills $150 for future purchases of feed at August 31, 2003 which is included in other current assets. Included in the accompanying balance sheet are accounts receivable due from United Mills of $81 and $94 as of August 31, 2003 and 2002, respectively with accounts payable to United Mills of approximately $124 as of August 31, 2003.

        The Company leases land from a commonly managed cooperative and the Company holds a note receivable of $950 and mortgage for that land from the cooperative. Rent expense for the years ended August 31, 2003, 2002 and 2001 totaled $78, $78 and $72 with $306 and $228 included in other current liabilities at August 31, 2003 and 2002, respectively. Interest income for the years ended August 31, 2003, 2002 and 2001 totaled $76 with approximately $297 and $221 due from the related party included in accounts receivable at August 31, 2003 and 2002.

        The Company had approximately $142 and $66 included in accounts receivable at August 31, 2003 and 2002, respectively for litter sales to related parties with total sales of approximately $142, $90 and $164 for the years ending August 31, 2003, 2002 and 2001, respectively, which are included in other income in the accompanying statement of operations.

12.    Pension Plan

        The Company has a defined contribution plan with a 401(k) feature which covers all full-time employees that have six months of eligible service. Employees are permitted to contribute up to their individual permissible legal limits. The Company may make, but is not required to make, a matching contribution to the plan of an amount and type determined each year. The Company may also make, but is not required to make, a discretionary contribution to the plan for a plan year. Contributions made by the Company to the plan totaled approximately $208, $184 and $128 for the years ended August 31, 2003, 2002 and 2001, respectively.

13.    Commitments and Contingencies

        a.     The Company has entered into an agreement with an independent contractor who will care for and raise a portion of the Company's pullet flocks until they are old enough to be transferred into a layer facility and begin production. This agreement relates to all pullets associated with the Company's Renville, Minnesota pullet flocks. This agreement had an initial term of ten years and expires in 2005. The independent contractor is paid per acceptable pullet delivered to the layer facility.

        b.     The Company leases certain equipment and land under various lease agreements that are classified as operating leases. Rent expense for all operating leases amounted to approximately $315, $250 and $215 for the years ended August 31, 2003, 2002 and 2001, respectively, with $78 paid to a related party each year. At August 31, 2003, future minimum rental commitments under noncancellable operating leases are as follows:

	Related Party	Other	Total
2004	$78	$153	$231
2005	78	149	227
2006	78	109	187
2007	78	77	155
2008	78	50	128
Thereafter	163	925	1,088

	$553	$1,463	$2,016

        c.     The Company uses certain future contracts to hedge the cost of corn and soybean meal purchases, which are significant components of its cost of sales. These contracts are based on the expected utilization over the next fiscal year and are used to minimize the risks associated with severe price fluctuations that periodically occur for these commodities. These contracts have been designated as cash flow hedges. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 149 "Derivatives and Financial Instruments" which became effective for fiscal quarters beginning after June 15, 2000, the unrealized gain or loss, based on stated market values has been included as a component of other comprehensive income and will be subsequently reclassified into earnings when the contracts expire. These contracts expire at various times throughout March, 2004, therefore this entire amount is expected to be reclassified into earnings during fiscal 2004. The Company had no gains or losses due to ineffectiveness of their hedging activities during the years ended August 31, 2003, 2002 and 2001. At August 31, 2000, the effect of early implementation of SFAS No. 133 would have been reclassification of unrealized losses of $874 from other current assets to accumulated other comprehensive income. The effect of the change in accumulated other comprehensive income was $690 and is included in comprehensive income for the year ended August 31, 2002. Included in cost of sales in the accompanying statement of income are net losses on hedges of approximately $88, $734 and $607 for the years ended August 31, 2003, 2002 and 2001, respectively.

        d.     The Company has entered into negotiations for contracts for the construction of a wastewater treatment facility, a feed mill, a shell egg dryer and three layer houses. At November 26, 2003, the Company had committed to contracts for the feed mill, the shell egg dryer and the layer houses totalling approximately $10,000 with approximately $9,000 remaining on the project.

14.    Concentrations of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable with customers, cash investments and other short-term investments deposited with financial institutions. The Company generally does not require collateral from its customers. Such credit risk is considered by management to be limited due to its customers' financial resources and past payment history.

        At August 31, 2003, 2002 and 2001, the Company maintained cash balances with financial institutions in excess of the federal deposit insurance limit.

15.    Major Customers

        At August 31, 2003, the Company has supply agreements for liquid egg products with its two major customers, which expire during 2005. Sales to these two customers were as follows: 43% and 26% for the year ending August 31, 2003, 33% and 23% for the year ending August 31, 2002 and 31% and 24% for the year ending August 31, 2001. The Company had balances due from these customers of $689 and $856, $711 and $1,094, and $793 and $2,017 at August 31, 2003, 2002 and 2001, respectively.

16.    Quarterly Financial Data (Unaudited)

        Quarterly financial data is as follows:

	Net Sales	Operating Income	Net Income (Loss)	Earnings Per Share (Basic and Diluted)	Outstanding Shares
Fiscal year 2003 quarter ended:
November 30, 2002	$12,152	$776	$36	0.01	4,582
February 28, 2003	11,798	845	61	0.01	4,582
May 31, 2003	13,015	1,687	922	0.20	4,582
August 31, 2003	16,087	4,099	3,377	0.74	4,582

	$53,052	$7,407	$4,396	0.96

Fiscal year 2002 quarter ended:
November 30, 2001	$11,677	$993	$325	0.07	4,190
February 28, 2002	11,115	125	(695)	(0.15)	4,582
May 31, 2002	11,173	68	(809)	(0.18)	4,582
August 31, 2002	12,204	1,109	393	0.08	4,582

	$46,169	$2,295	$(786)	(0.18)

Fiscal year 2001 quarter ended:
November 30, 2000	$6,827	$17	$(434)	(0.11)	4,190
February 28, 2001	8,101	383	(40)	(0.01)	4,190
May 31, 2001	9,904	1,267	722	0.17	4,190
August 31, 2001	10,383	395	150	0.04	4,190

	$35,215	$2,062	$398	0.09

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Balance Sheet

November 30, 2003 and August 31, 2003

(In Thousands, except for per share data)

	November 30, 2003	August 31, 2003
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$4,884	$2,429
Accounts receivable	7,600	6,499
Inventories	8,169	7,234
Restricted cash	2,516	1,212
Other current assets	551	644
Prepaid insurance	212	193

Total current assets	23,932	18,211

Property, plant and equipment
Land and land improvements	6,819	6,819
Buildings	21,950	21,950
Equipment	34,293	34,280
Construction in progress	1,582	124

	64,644	63,173
Accumulated depreciation	(26,115)	(25,055)

Total property, plant and equipment	38,529	38,118

Other assets
Restricted cash	4,121	3,938
Investments	1,700	1,770
Intangible assets, net	1,581	1,637
Note receivable	950	950
Deferred tax asset	236	236

Total other assets	8,588	8,531

Total assets	$71,049	$64,860

Liabilities and Patrons' Equity
Current liabilities
Revolving line of credit	$—	$20
Accounts payable	1,830	1,381
Other current liabilities	455	291
Accrued interest	672	472
Accrued rent and interest—related party	325	306
Accrued compensation	1,199	791
Accrued property taxes	178	262
Current maturities of long-term debt	2,487	2,502

Total current liabilities	7,146	6,025

Long-term debt, less current maturities	32,647	32,804

Patrons' equity
Common stock, $.01 par value; 50,000 shares authorized; 4,582 shares issued and outstanding in 2003 and 2002	46	46
Additional paid-in capital	19,923	19,923
Unallocated capital reserve	10,907	6,235
Accumulated other comprehensive income	380	(173)

Total patrons' equity	31,256	26,031

Total liabilities and patrons' equity	$71,049	$64,860

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Statement of Operations

For the Periods Ended November 30, 2003 and November 30, 2002

(In Thousands, except per share data)

	November 30, 2003	November 30, 2002
	(Unaudited)	(Unaudited)
Revenues	$20,471	$12,152
Cost of goods sold	11,983	10,595

Gross profit	8,488	1,557
Operating expenses	1,333	781

Income from operations	7,155	776
Other income (expense)
Interest expense	(778)	(852)
Other income	119	112

Total other expense	(659)	(740)

Income before income taxes	6,496	36
Income taxes	—	—

Net income	$6,496	$36

Weighted average shares outstanding	4,582	4,582

Net income per share basic and diluted	$1.42	$0.01

Dividends per share	$0.40	$—

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Statement of Cash Flows

For the Periods Ended November 30, 2003 and November 30, 2002

(In Thousands, except per share data)

	November 30, 2003	November 30, 2002
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$6,496	$36
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,060	1,201
Amortization	56	103
Equity in (income) loss of unconsolidated subsidiary	(17)	—
Changes in operating assets and liabilities
Accounts receivable	(1,101)	741
Inventories	(935)	117
Other current assets	646	(811)
Prepaid insurance	(19)	149
Accounts payable	449	(944)
Accruals and other current liabilities	707	443

Net cash provided by operating activities	7,342	1,035

Cash flows from investing activities
Purchases of property, plant and equipment	(1,471)	(33)
Purchase of investment in United Mills	(62)	(60)
Retirement of investment in United Mills	60	59
Retirement of investment in other coops	89	24

Net cash used by investing activities	(1,384)	(10)

Cash flows from financing activities
Net decrease in revolving line of credit	(20)	(695)
Payments of long-term debt	(172)	(161)
Restricted cash	(1,487)	(430)
Distributions to patrons	(1,824)	—

Net cash used by financing activities	(3,503)	(1,286)

Net increase (decrease) in cash	2,455	(261)
Cash and cash equivalents—beginning of period	2,429	506
Cash and cash equivalents—end of period	$4,884	$245

Supplementary disclosures of cash flow information
Cash paid during the period
Interest	$578	$605

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Notes to Condensed Financial Statements

November 30, 2003 and August 31, 2002

        1.     In the opinion of management, the accompanying unaudited financial statements contain all adjustments which are of a normal and recurring nature necessary to present fairly the financial position of Midwest Investors of Renville, Inc., d/b/a Golden Oval Eggs (the "Company") as of November 30, 2003 and August 31, 2003 and the results of their operations for the periods ended November 30, 2003 and November 30, 2002.

        2.     The results of operations for the periods ended November 30, 2003 and November 30, 2002 are not necessarily indicative of the results expected for the full year.

        3.     Layer flock inventories are stated at cost of production. Flock costs are amortized over the productive lives of the flocks, generally 18 to 24 months. Pullet inventories are stated at cost of production. Feed, supplies and liquid egg inventories are stated at the lower of cost (first-in, first-out) or market. Inventories consisted of the following:

	November 30, 2003	August 30, 2003
	(Unaudited)
Hens and pullets	$6,748	$6,589
Feed and supplies	1,108	433
Eggs and egg products	313	212

Total inventories	$8,169	$7,234

        4.     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        5.     In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. A variable interest entity results from interests in an entity through ownership, contractual relationships, or other pecuniary interest. Under current accounting guidance, entities are generally consolidated by an enterprise only when it has a controlling financial interest through ownership of a majority voting interest in the entity.

        The Company has interests in various affiliates established for the purpose of finished feed production, technology services and rental of real estate. The creditors of the entities do not have recourse to the Company. The Company is currently evaluating the effects of the issuance of the Interpretation on the accounting for its ownership interests in these entities.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        The Limited Liability Company Operating Agreement of the registrant authorizes the registrant to indemnify any present or former director or officer to the fullest extent not prohibited by applicable law. The Delaware Limited Company Act authorizes a limited liability company to indemnify its directors, officers, employees or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for expenses incurred) arising under the Securities Act of 1933.

        The registrant has agreed that if the merger is completed, all rights to indemnification (including payment of litigation expenses) of current or former directors, officers and employees of the cooperative and its subsidiaries arising from actions taken before the consummation of the merger, under Minnesota law and in the cooperative's articles of incorporation and bylaws, will be assumed by the registrant, continue in full force and effect for six years from the effective date of the merger and be guaranteed by the registrant.

        In addition, the registrant will maintain directors' and officers' liability insurance under which the registrant's directors and officers are insured against loss (as defined in the policy) resulting from claims brought against them for their wrongful acts in such capacities.

Item 21. Exhibits and Financial Statement Schedules

  (a)
  Exhibits.

Number	Description
2.1	Agreement and Plan of Merger between Midwest Investors of Renville, Inc. and Golden Oval Eggs, LLC (included as Appendix A to the Information Statement—Prospectus)
3.1	Certificate of Formation of Golden Oval Eggs, LLC (included as Appendix B to the Information Statement—Prospectus)
3.2	Limited Liability Company Operating Agreement of Golden Oval Eggs, LLC (included as Appendix C to the Information Statement—Prospectus)
5.1	Opinion of Lindquist & Vennum P.L.L.P regarding legality
8.1	Opinion of Lindquist & Vennum P.L.L.P regarding tax matters*
10.1	Employment and Non-Competition Agreement between Dana Persson and Midwest Investors of Renville, Inc.
10.2	Feed Supply Agreement between State Line Cooperative and Midwest Investors of Renville, Inc.
10.3	Grain Handler Operating Agreement between Co-op Country Farmers Elevator and Midwest Investors of Renville, Inc.
10.4	Grain Handler Operating Agreement between Farmers Cooperative Company and Midwest Investors of Renville, Inc.
10.5	Litter Handling Agreement between Farmers Cooperative Company and Midwest Investors of Renville, Inc.**
10.6	Litter Handling Agreement between Co-op Country Farmers Elevator and Midwest Investors of Renville, Inc.**

10.7	Independent Contractor Agreement for Pullet Production among Pullet Connection, Inc., Barbara Frank and Midwest Investors of Renville, Inc.**
10.8	Joint Venture Agreement between Midwest Investors of Iowa, Cooperative and Midwest Investors of Renville, Inc.
10.9	Land Lease Agreement Between Midwest Investors of Iowa, Cooperative and Midwest Investors of Renville, Inc.
23.1	Consent of Moore Stephens Frost PLC
23.2	Consent of Lindquist & Vennum P.L.L.P. (included in exhibit 5.1)
23.3	Consent of Greene Holcomb & Fisher LLC
24.1	Power of Attorney (included on signature page)
99.1	Form of Mail Ballot of Midwest Investors of Renville, Inc.
99.2	Articles of Incorporation of Midwest Investors of Renville, Inc.
99.3	Bylaws of Midwest Investors of Renville, Inc.

*
To be filed by amendment.

**
Certain portions of this exhibit have been deleted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 under the Securities Act.

(b)
Financial Statement Schedules.

Not applicable.

(c)
Report, Opinion or Appraisal.

Not applicable.

Item 22. Undertakings

          (a)   The undersigned registrant hereby undertakes:

            (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement;

            (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

            (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (d)   The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (e)   The undersigned registrant hereby undertakes that every prospectus:

              (i)  that is filed pursuant to paragraph (d) immediately preceding, or

             (ii)  that purports to meet the requirements of Sections 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (f)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Renville, State of Minnesota on February 5, 2004.

GOLDEN OVAL EGGS, LLC
/s/ DANA PERSSON Dana Persson President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Dana Persson such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-4 of Golden Oval Eggs, LLC and any or all amendments (including post-effective amendments) to this Registration Statement (or to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits hereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on February 5, 2004.

/s/ DANA PERSSON Dana Persson President/Chief Executive Officer (principal executive officer)
/s/ DOUG LEIFERMANN Doug Leifermann Vice President/Chief Financial Office (principal financial and accounting officer)
/s/ MARVIN BREITKREUTZ Marvin Breitkreutz Manager, Chairman
/s/ MARK CHAN Mark Chan Manager, Secretary/Treasurer
/s/ CHRIS EDGINGTON Chris Edgington Manager, Vice Chairman

/s/ THOMAS JACOBS Thomas Jacobs Manager
/s/ BRAD PETERSBURG Brad Petersburg Manager
/s/ RANDY TAUER Randy Tauer Manager
/s/ JEFF WOODLEY Jeff Woodley Manager

INDEX TO EXHIBITS

Number	Description
2.1	Agreement and Plan of Merger between Midwest Investors of Renville, Inc. and Golden Oval Eggs, LLC (included as Appendix A to the Information Statement—Prospectus)
3.1	Certificate of Formation of Golden Oval Eggs, LLC (included as Appendix B to the Information Statement—Prospectus)
3.2	Limited Liability Company Operating Agreement of Golden Oval Eggs, LLC (included as Appendix C to the Information Statement—Prospectus)
5.1	Opinion of Lindquist & Vennum P.L.L.P regarding legality
8.1	Opinion of Lindquist & Vennum P.L.L.P regarding tax matters*
10.1	Employment and Non-Competition Agreement between Dana Persson and Midwest Investors of Renville, Inc.
10.2	Feed Supply Agreement between State Line Cooperative and Midwest Investors of Renville, Inc.
10.3	Grain Handler Operating Agreement between Co-op Country Farmers Elevator and Midwest Investors of Renville, Inc.
10.4	Grain Handler Operating Agreement between Farmers Cooperative Company and Midwest Investors of Renville, Inc.
10.5	Litter Handling Agreement between Farmers Cooperative Company and Midwest Investors of Renville, Inc.**
10.6	Litter Handling Agreement between Co-op Country Farmers Elevator and Midwest Investors of Renville, Inc.**
10.7	Independent Contractor Agreement for Pullet Production among Pullet Connection, Inc., Barbara Frank and Midwest Investors of Renville, Inc.**
10.8	Joint Venture Agreement between Midwest Investors of Iowa, Cooperative and Midwest Investors of Renville, Inc.
10.9	Land Lease Agreement Between Midwest Investors of Iowa, Cooperative and Midwest Investors of Renville, Inc.
23.1	Consent of Moore Stephens Frost PLC
23.2	Consent of Lindquist & Vennum P.L.L.P. (included in exhibit 5.1)
23.3	Consent of Greene Holcomb & Fisher LLC
24.1	Power of Attorney (included on signature page)
99.1	Form of Mail Ballot of Midwest Investors of Renville, Inc.
99.2	Articles of Incorporation of Midwest Investors of Renville, Inc.
99.3	Bylaws of Midwest Investors of Renville, Inc.

*
To be filed by amendment.

**
Certain portions of this exhibit have been deleted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 under the Securities Act.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and between

MIDWEST INVESTORS OF RENVILLE, INC. (d.b.a. Golden Oval Eggs),
a Minnesota cooperative

and

GOLDEN OVAL EGGS, LLC,
a Delaware limited liability company

Dated as of February 3, 2004

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (the "Merger Agreement") is made and entered into as of February 3, 2004, by and among MIDWEST INVESTORS OF RENVILLE, INC. (d.b.a. Golden Oval Eggs), a Minnesota cooperative (the "Cooperative"), and GOLDEN OVAL EGGS, LLC, a Delaware limited liability company (the "LLC") (collectively the "Constituent Entities"). This Merger Agreement replaces and supercedes the Transaction Agreement and Plan of Merger that were made and entered into December 5, 2003 by and among the Constituent Entities. Such Transaction Agreement and Plan of Merger shall have no further force and effect as of the date of this Merger Agreement, as first written above.

        WHEREAS, the Cooperative and the LLC are each organized to benefit and serve their respective members; and

        WHEREAS, the Constituent Entities believe their members interests will best be benefited and served if the parties reorganize their business operations and structure whereby the Cooperative will merge with and into the LLC, with the LLC being the surviving entity (the "Merger"); and

        WHEREAS, the parties have now agreed on the final terms and conditions of the Merger, and wish to: (i) memorialize these agreements as more particularly described herein; and (ii) enter into this Merger Agreement for the purpose of effecting the Merger;

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto agree as follows:

ARTICLE I
OVERVIEW OF THE TRANSACTIONS

        SECTION 1.01    PURPOSE.    The purpose of the transactions contemplated by this Merger Agreement is to reorganize the structure of the Cooperative from a cooperative association into a Delaware limited liability company. This reorganization will be accomplished through a merger process, whereby the Cooperative shall merge with and into a newly formed wholly-owned subsidiary of the Cooperative, the LLC. Upon completion of the Merger, the Cooperative will cease to exist and the LLC will continue as the sole surviving entity.

        SECTION 1.02    THE MERGER.    Subject to the terms and conditions set forth in this Merger Agreement the Cooperative will merge with and into the LLC. The LLC shall be the surviving entity.

        SECTION 1.03    CERTIFICATE AND ARTICLES OF MERGER.    As soon as practicable following satisfaction or waiver of all conditions to the consummation of the Merger, a certificate of merger ("Certificate of Merger") and the articles of merger (the "Articles of Merger") shall be executed in compliance with Title 6, Chapter 18 of the Delaware Act and Chapter 308B, Section 801 of the Minnesota Cooperative Associations Act, respectively (the "Acts"). The Certificate of Merger, attached hereto as "Exhibit A," shall be filed with the Secretary of State of the State of Delaware and the Articles of Merger, attached hereto as "Exhibit B," shall be filed with the Secretary of State of the State of Minnesota, or as otherwise required by the Acts.

        SECTION 1.04    EFFECT OF THE MERGER.    From and after the Effective Time, without any further action by the Constituent Entities or any of their respective members: (a) the LLC, as the surviving entity in the Merger, shall have all of the rights, privileges, immunities and powers, and shall be subject to all the duties and liabilities, of a limited liability company organized under the Delaware Limited Liability Company Act; (b) the LLC, as the surviving entity in the Merger, shall possess all of the rights, privileges, immunities and franchises, of a public as well as private nature, of the Cooperative, and all property, real, personal and mixed and all debts due on whatever accounts including all choses in action, and each and every other interest of or belonging to the Cooperative, shall be deemed to be and hereby is vested in the LLC, without further act or deed, and the title to any property, or any interest therein vested in the Cooperative shall not revert or be in any way impaired by reason of the Merger; and (c) the Merger shall have any other effect set forth in the Acts.

        (a)   Articles of Organization and Limited Liability Company Agreement.    The Certificate of Formation of the LLC and the Limited Liability Company Agreement of the LLC in effect immediately prior to the Effective Time shall survive the Merger (the "Surviving Entity Certificate" and the "Surviving Entity Operating Agreement" respectively). A copy of the Surviving Entity Certificate and Surviving Entity Operating Agreement was provided to the respective members of each Constituent Entity in connection with their consideration of the Merger.

        (b)   Directors and Officers.    From and after the Effective Time, without any further action by the Constituent Entities or any of their respective members, the officers and directors of the Cooperative at the Effective Time shall become the directors and officers of the LLC as the surviving entity in the Merger (the "LLC Directors and Officers") to serve until their respective terms have expired and their successors have been duly elected and qualified in accordance with the terms of LLC's Certificate of Organization and Limited Liability Company Agreement. The terms of the LLC's Directors and Officers shall [be as set forth in the Limited Liability Company Agreement. At the Effective Time, the initial directors and officers of the Cooperative immediately prior to the Effective Time shall resign as directors and officers of the Cooperative.

        (c)   Exchange and Conversion of Cooperative Shares.    At the Effective Time, without any further action by the Constituent Entities or any of their respective members or shareholders, the Cooperative, as the sole shareholder of the LLC, shall cease to exist by operation of the Merger and shall cease to be a shareholder of the LLC and all Units and any other interests of the LLC owned by the Cooperative shall be cancelled without payment of any consideration therefor. The combination of the common stock held by each member of the Cooperative and a proportionate amount of the patronage equities shall be automatically converted into an equal number of "Class A" Units of the LLC. Each holder of Cooperative membership interests shall take such action or cause to be taken such action as the LLC may reasonably deem necessary or appropriate to effect the exchange of the interests hereunder, including, without limitation, the execution and delivery of instruments representing or otherwise relating to the equity interests being cancelled hereunder. Ownership in the LLC and all LLC Member Units, shall in all instances be governed by the provisions of the Surviving Entity Certificate and the Surviving Entity Operating Agreement.

        1.05    FURTHER ASSURANCES.    At any time after the Effective Time, LLC as the Surviving Entity may take any action (including executing and delivering any document) in the name and on behalf of any party to this Merger Agreement in order to carry out and effectuate the transactions contemplated by this Merger Agreement.

        SECTION 1.06    THE CLOSING.    The closing of the Merger (the "Closing") will take place on the date the Effective Time occurs at the office of the Cooperative or on such other date and/or at such other place as the Constituent Entities may agree.

        SECTION 1.07    ACTIONS AT THE CLOSING.    At the Closing, the Cooperative and the LLC shall (i) execute the Merger Agreement, (ii) execute and deliver to each other the various certificates, instruments, and documents referred to in the Merger Agreement, and (iii) execute and file with the Secretary of State of the States of Minnesota and Delaware articles and a certificate of merger, respectively, as required by the laws of the States of Minnesota and Delaware to effectuate the Merger in accordance with the terms of this Merger Agreement.

        SECTION 1.08    EFFECTIVE TIME.    The Merger shall become effective on the date on which the Articles of Merger and Certificate of Merger have been duly filed in the respective offices of the Minnesota and Delaware Secretary of States as required by law (the "Effective Time").

        SECTION 109.    GOVERNING LAW.    This Merger Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota.

ARTICLE II
CONDITIONS PRECEDENT

        SECTION 2.01    CONDITIONS TO OBLIGATIONS OF EACH PARTY TO THE MERGER.    The respective obligations of the Cooperative and the LLC to consummate the Merger and other matters described in this Merger Agreement, are subject to the satisfaction or waiver of each of the following conditions on or before the Effective Time, except that condition (f) must be satisfied and cannot be waived by either party:

          (a)   The Board of Directors and the members of the Cooperative shall have approved this Merger Agreement, all in accordance with the requirements of applicable law and the Articles of Incorporation and Bylaws of the Cooperative;

          (b)   The Board of Directors of the Cooperative, as the sole member of the LLC, shall have approved this Merger Agreement in accordance with the requirements of applicable law, the Limited Liability Company Agreement of the LLC and the Articles of Incorporation and Bylaws of the Cooperative;

          (c)   No injunction, restraining order or order of any nature issued by any court of competent jurisdiction, government or governmental agency enjoining the Merger shall have been issued and remain in effect;

          (d)   All consents, approvals and waivers which are necessary in connection with the Merger, or any part thereof, shall have been obtained;

          (e)   No action shall have been threatened or instituted by any governmental agency or any other person challenging the legality of the Merger, seeking to prevent or delay consummation of the Merger or seeking to obtain divestiture or other relief in the event of consummation of the Merger. It is understood in the event that such an action is threatened or instituted, the parties will first attempt for a period of 90 days to obtain dismissal or other favorable resolution of such threatened or actual action prior to exercise of their right to terminate hereunder; and

          (f)    The Registration Statement of the LLC on Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (g)   All actions, proceedings and documents necessary to carry out the Merger shall be reasonably satisfactory to the LLC.

ARTICLE III
POST CLOSING AGREEMENTS

        SECTION 3.01    EMPLOYEE BENEFIT PLANS.    The employee benefit plans of the Cooperative shall remain in effect following the merger, but the plans shall be amended to reflect the new name of the employer. No participant in the employee benefit plan shall accrue any additional gains, no participant's vested percentage shall increase and no participant shall become entitled to a distribution of his or her account solely as a result of the change contemplated by this Merger Agreement. Nothing in this Section 3.01 shall be interpreted as preventing the LLC from amending, modifying or terminating any employee benefit plan of the Cooperative or other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law.

        SECTION 3.02    INDEMNIFICATION; DIRECTORS' AND OFFICERS; INSURANCE.    From and after the Effective Time, the Surviving Entity shall indemnify each present and former director, officer, employee or agent of the Cooperative and each person who, while a director or officer of the Cooperative and at the request of the Cooperative, serves or has served another corporation, Cooperative, partnership, joint venture or any other enterprise as a director, officer or partner, against any losses, claims, damages, liabilities or expenses (including legal fees) arising out of or pertaining to matters existing or occurring at or before the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by law and as permitted by the Limited Liability Company Agreement of the LLC. The Surviving Entity may obtain insurance coverage against any such loss, claim or expense, subject to standard exclusions and exceptions to coverage, but is not obligated to do so.

ARTICLE IV
TERMINATION

        SECTION 4.01    TERMINATION OF MERGER AGREEMENT.    This Merger Agreement shall be terminated and the Merger abandoned if at any time prior to Closing:

          (a)   The members of the Cooperative fail to approve the Merger as required by Section 2.01(a);

          (b)   Either party to the Merger delivers a written notice of termination to the other; or

          (d)   The Closing has not occurred on or before December 31, 2004, or such later date as the parties may mutually agree upon.

        SECTION 4.02    EFFECT OF TERMINATION.    If this Merger Agreement is terminated pursuant to Section 4.01 above, all rights and obligations of the parties hereunder shall terminate without any liability of either party to the other (except for any liability of a party then in breach).

ARTICLE V
MISCELLANEOUS

        SECTION 5.01    WAIVER.    Before the Effective Time, any provision of this Merger Agreement may, to the extent legally allowed, be waived by the party benefited by the provision by an agreement in writing between the parties hereto executed in the same manner as this Merger Agreement, except that after approval of the Merger contemplated by this Merger Agreement by the respective members of the Cooperative and the LLC, there may not be any waiver of any provision of this Merger Agreement which would reduce the amount or form of consideration to be received by members in the Merger.

        SECTION 5.02    AMENDMENT.    The parties by mutual consent may amend, modify or supplement this Merger Agreement in such manner as may be agreed upon in writing.

        SECTION 5.03    BINDING NATURE.    This Merger Agreement shall be binding upon and inure only to the benefit of the parties hereto and their respective successors and assigns, provided that neither this Merger Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties hereto.

        SECTION 5.04    COUNTERPARTS.    This Merger Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        SECTION 5.05    ENTIRE AGREEMENT.    This Merger Agreement and the other documents referred to herein and therein, set forth the entire understanding of the parties hereto with respect to the matters provided for herein and therein and supersede all prior agreements, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of either party.

        SECTION 5.06    NOTICES.    All notices, requests, demands and other communications hereunder shall be deemed to have been duly given when delivered personally, telecopied (with confirmation) or mailed by certified or registered mail, return receipt requested (documents are deemed to be delivered 3 days after they are mailed), to the parties at the following addresses (or such other address as such party may specify by like notice):

        If to the Cooperative: Midwest Investors of Renville, Inc. (d.b.a. Golden Oval Eggs)

    340 Dupont Avenue NE, P.O. Box 615
    Renville, Minnesota 56284
    Attn: Marvin Breitkreutz

        If to the LLC: Golden Oval Eggs, LLC

    340 Dupont Avenue NE, P.O. Box 615
    Renville, Minnesota 56284
    Attn: Dana Persson

        SECTION 5.07    CAPTIONS.    The article and section headings of this Merger Agreement are for convenience only and shall not affect the meaning or construction of this Merger Agreement.

        IN WITNESS WHEREOF, the parties hereto have executed this Merger Agreement as of the date first set forth above.

MIDWEST INVESTORS OF RENVILLE, INC. (d.b.a. Golden Oval Eggs), a Minnesota cooperative association
/s/ Marvin Breitkreutz
By: Marvin Breitkreutz Its: Chairman, Board of Directors
GOLDEN OVAL EGGS, LLC, a Delaware limited liability company
/s/ Dana Persson
By: Dana Persson Its: President and Chief Executive Officer

Appendix B

CERTIFICATE OF FORMATION
OF
GOLDEN OVAL EGGS, LLC

        The undersigned, being a natural person 18 years of age or older and for the purpose of forming a limited liability company for general business purposes under the Delaware Limited Liability Act, hereby adopts the following Certificate of Formation:

          1.    Name:    The name of the limited liability company is Golden Oval Eggs, LLC.

          2.    Registered Office:    The address of the registered office of the limited liability company is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

          3.    Organizer:    The name and address of the sole organizer of the limited liability company is Gretchen M. Randall, 4200 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402.

        IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Golden Oval Eggs, LLC this 24th day of November, 2003.

/s/ GRETCHEN M. RANDALL

Name:	Gretchen M. Randall Authorized Person

B-1

Appendix C

GOLDEN OVAL EGGS, LLC
LIMITED LIABILITY COMPANY AGREEMENT

DATED AS OF FEBRUARY 3, 2004

1.	DEFINITIONS		C-1
2.	FORMATION AND PURPOSE		C-3
	2.1	Formation	C-3
	2.2	Rights and Obligations of Members	C-3
	2.3	Name	C-3
	2.4	Registered Office/Agent	C-3
	2.5	Period of Existence	C-3
	2.6	Purpose	C-3
	2.7	Powers	C-4
	2.8	Principal Office	C-4
3.	MEMBERS		C-5
	3.1	Members; Unit Ledger	C-5
	3.2	Member Interests and Units	C-5
	3.3	Minimum Required Holding	C-5
	3.4	Additional Members and Units	C-5
	3.5	Capital Contributions	C-5
	3.6	Voting	C-6
	3.7	Annual Meetings	C-6
	3.8	Special Meetings	C-6
	3.9	Notice of Meetings	C-6
	3.10	Quorum	C-6
	3.11	Proxies; Mail Ballots	C-6
	3.12	Telephonic Meetings	C-6
	3.13	Limited Liability	C-6
	3.14	Termination of Membership	C-7
	3.15	Continuation of the Company	C-7
	3.16	Return of Distributions of Capital	C-7
	3.17	No Management or Control	C-7
	3.18	Specific Limitations	C-8
	3.19	Contractual Appraisal Rights	C-8
	3.20	Member Compensation; Expenses; Loans	C-8
4.	CAPITAL ACCOUNTS		C-8
	4.1	Allocations	C-8
	4.2	Capital Accounts	C-8
	4.3	Revaluations of Assets and Capital Account Adjustments	C-8
	4.4	Additional Capital Account Adjustments	C-9
	4.5	Additional Capital Account Provisions	C-9
5.	DISTRIBUTIONS AND ALLOCATIONS OF PROFIT AND LOSS		C-9
	5.1	Distributions	C-9
	5.2	No Violation	C-9
	5.3	Withholdings	C-9
	5.4	Property Distributions and Installment Sales	C-9
	5.5	Net Profit or Net Loss.	C-10
	5.6	Regulatory Allocations	C-11
	5.7	Tax Allocations: Code Section 704(c) and Unrealized Appreciation or Depreciation.	C-11
6.	BOARD OF MANAGERS		C-11
	6.1	Board of Managers	C-11
	6.2	Initial Managers	C-12

i

	6.3	Number and Election of Managers	C-12
	6.4	Voting and Act of the Board; Action Without a Meeting	C-12
	6.5	Resignation	C-12
	6.6	Removal of Managers	C-12
	6.7	Vacancies	C-12
	6.8	Meetings	C-12
	6.9	Notice	C-13
	6.10	Waiver	C-13
	6.11	Quorum	C-13
	6.12	Compensation	C-13
	6.13	Authority of Board of Managers	C-13
	6.14	Duties of Board of Managers	C-14
	6.15	Interested Transactions	C-14
	6.16	Reliance by Third Parties	C-14
7.	OFFICERS AND AGENTS		C-14
	7.1	Officers, Agents	C-14
	7.2	Election	C-14
	7.3	Tenure	C-15
	7.4	Vacancies	C-15
	7.5	Resignation and Removal	C-15
	7.6	Compensation	C-15
	7.7	Delegation	C-15
8.	BOOKS, RECORDS, ACCOUNTING AND REPORTS		C-15
	8.1	Books and Records	C-15
	8.2	Examination of Records	C-15
	8.3	Accounting; Fiscal Year	C-16
	8.4	Books and Records; Reports	C-16
	8.5	Filings	C-16
	8.6	Non-Disclosure	C-16
9.	TAX MATTERS		C-16
	9.1	Tax Matters Member	C-16
	9.2	Indemnity of Tax Matters Member	C-17
	9.3	Tax Returns	C-17
	9.4	Tax Matters	C-17
10.	TRANSFER OF INTERESTS		C-17
	10.1	Restricted Transfer	C-17
	10.2	Complete Prohibition on Certain Transfers	C-17
	10.3	Transfer Requirements	C-18
	10.4	Admission of Transferee as Member	C-18
	10.5	Withdrawal of Member	C-18
	10.6	Noncomplying Transfers Void	C-18
11.	DISSOLUTION OF COMPANY		C-18
	11.1	Events of Dissolution	C-18
	11.2	Liquidation	C-18
	11.3	No Action for Dissolution	C-19
	11.4	No Further Claim	C-19
12.	INDEMNIFICATION		C-19
	12.1	General	C-19
	12.2	Exculpation	C-20
	12.3	Persons Entitled to Indemnity	C-20
	12.4	Procedure Agreements	C-20

ii

	12.5	Fiduciary and Other Duties	C-20
13.	AMENDMENTS TO AGREEMENT		C-20
	13.1	Amendments	C-20
	13.2	Corresponding Amendment of Certificate	C-20
	13.3	Binding Effect	C-20
14.	GENERAL		C-20
	14.1	Successors; Delaware Law; Etc	C-20
	14.2	Notices, Etc	C-21
	14.3	Execution of Documents	C-21
	14.4	Consent to Jurisdiction	C-21
	14.5	Waiver of Jury Trial	C-22
	14.6	Severability	C-22
	14.7	Table of Contents, Headings	C-22
	14.8	No Third Party Rights	C-22

iii

GOLDEN OVAL EGGS, LLC
LIMITED LIABILITY COMPANY AGREEMENT

        This Limited Liability Company Agreement of Golden Oval Eggs, LLC (the "Company") is adopted and made effective as of February 3, 2004, by Midwest Investors of Renville, Inc. as sole initial member of the Company (the "Cooperative").

RECITALS

        WHEREAS, the Cooperative has caused the Company to be formed to acquire all of the business and assets of the Cooperative by merger of the Cooperative with and into the Company (the "Merger"); and

        WHEREAS, the Cooperative is adopting this Agreement to provide for, among other things, the management of the business and affairs of the Company, the allocation of profits and losses among the Members, the respective rights and obligations of the Members to each other and to the Company, and certain other matters.

AGREEMENT

        NOW, THEREFORE, the Members agree as follows:

  1. DEFINITIONS

        For purposes of this Agreement: (a) references to "Articles," "Exhibits" and "Sections" are to Articles, Exhibits and Sections of this Agreement unless explicitly indicated otherwise; and (b) references to statutes include all rules and regulations thereunder, and all amendments and successors thereto from time to time.

        "Act" means the Delaware Limited Liability Company Act (6 Del. C. Section 18-101, et seq.).

        "Affiliate" means with respect to any specified Person, any Person that directly or through one or more intermediaries Controls or is Controlled by or is under common Control with the specified Person.

        "Agreement" means this Limited Liability Company Agreement of the Company, as amended from time to time.

        "Asset Value" of any property of the Company, including property acquired in the Merger, means its adjusted basis for federal income tax purposes unless:

          (a)   the property was accepted by the Company as a Capital Contribution at a value different from its adjusted basis, in which event the initial Asset Value for such property shall mean the gross fair market value of the property agreed to by the Company and the contributing Member; or

          (b)   as a consequence of the issuance of additional Units or the redemption of all or part of the Interest of a Member, the property of the Company is revalued in accordance with Section 4.3.

        Property acquired by the Company in the Merger shall be accepted by the Company as a Capital Contribution of property having a value equal to its initial adjusted basis for federal income tax purposes.

        As of any date, references to the "then prevailing Asset Value" of any property shall mean the Asset Value last determined for such property less the depreciation, amortization and cost recovery deductions taken into account in computing Net Profit or Net Loss in fiscal periods subsequent to such prior determination date.

        "Board of Managers" or "Board" means the board of managers elected and determined in accordance with Article 6.

        "Capital Account" is defined in Section 4.2.

        "Capital Contribution" means with respect to any Member, the amount of any money and the initial Asset Value of any other property contributed to the Company with respect to the Interest held by such Member pursuant to this Agreement. Each Person who becomes a Member as a result of the Merger shall be deemed to have made a Capital Contribution consisting of such Person's share, determined in proportion to Units issued in the Merger, of any money and the initial Asset Value of any other property received by the Company in the Merger.

        "Certificate of Formation" means the certificate of formation of the Company, and any amendments thereto and restatements thereof, filed on behalf of the Company with the Delaware Secretary of State pursuant to Sections 18-214 and 18-201 of the Act.

        "Class" is defined in Section 3.2.

        "Class A Member" means any Member who is the holder of one or more Class A Units. "Class A Members" means all such Members. Unless the context otherwise requires, references to Members of any Class shall be applied without regard to whether the Member also holds Units of any other Class.

        "Class A Unit" means a Unit that is designated as such pursuant to Section 3.2.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Company" means the limited liability company formed by the filing of the Certificate of Formation in accordance with the Act.

        "Confidential Information" is defined in Section 8.6.

        "Control", "Controlling", "Controlled by" and "under common Control with" mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

        "Cooperative" means Midwest Investors of Renville, Inc., a Minnesota cooperative.

        "Distribution" means money or property distributed to a Member in respect of the Member's Interest.

        "Event of Disassociation" is defined in Section 3.14.

        "Fiscal Year" means the fiscal year of the Company for tax purposes, which shall be the Company's taxable year as determined under Regulations Section 1.441-1 or Section 1.441-2 and the Regulations under Section 706 of the Code; provided that the Fiscal Year need not be the same as the GAAP Fiscal Year of the Company.

        "GAAP" means generally accepted accounting principles in effect in the United States of America from time to time.

        "GAAP Fiscal Year" means the fiscal year of the Company for GAAP purposes, as determined by the Board from time to time; provided that the GAAP Fiscal Year need not be the same as the Fiscal Year of the Company.

        "Indemnified Persons" means each Manager, each officer and employee of the Company, and any other individual who serves as a manager, officer or director of any other Legal Entity at the request of the Company.

        "Interest" means, with respect to any Member as of any time, such Member's limited liability company interest in the Company.

        "Legal Entity" means a partnership, joint venture, association, cooperative, corporation, trust, estate, limited liability company, limited liability partnership, unincorporated entity of any kind, governmental entity, or any other legal entity.

        "Managers" is defined in Section 6.1.

        "Member" means any Person (i) who is referred to as such on Exhibit A or who becomes a Member pursuant to the terms of Section 3.4 or 10.4, and (ii) who has not ceased to be a Member.

        "Merger" is defined in the recitals to this Agreement.

        "Net Profit" and "Net Loss" are defined in Section 5.5.

        "Person" means any individual or Legal Entity.

        "Regulations" means the Treasury regulations, including (without limitation) temporary regulations, promulgated under the Code.

        "Regulatory Allocations" is defined in Section 5.6.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules, regulations and interpretations promulgated pursuant thereto.

        "Tax Matters Member" is defined in Section 9.1.

        "Transfer" means a sale, assignment, pledge, encumbrance, abandonment, disposition or other transfer, whether voluntary or by operation of law.

        "Unit" is defined in Section 3.2.

        "Unit Ledger" is defined in Section 3.1.

  2. FORMATION AND PURPOSE

        2.1    Formation.    The Company was formed as a limited liability company in accordance with the Act by the filing of the Certificate of Formation with the Delaware Secretary of State pursuant to Sections 18-214 and 18-201 of the Act.

        2.2    Rights and Obligations of Members.    The rights and obligations of the Members shall be determined pursuant to the Act and this Agreement. To the extent that any right or obligation of any Member is different by reason of any provision of this Agreement than it would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

        2.3    Name.    The business of the Company may be conducted under its name as set forth in the Certificate of Formation or, upon compliance with applicable laws, under any other name that the Board of Managers deems appropriate. The Board of Managers shall file, or shall cause to be filed, any fictitious name certificates and similar filings, and any amendments thereto, that the Board of Managers considers appropriate.

        2.4    Registered Office/Agent.    The registered office required to be maintained by the Company in the State of Delaware pursuant to the Act shall initially be c/o The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company pursuant to the Act shall initially be The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time in the discretion of the Board of Managers.

        2.5    Period of Existence.    The period of existence of the Company shall be perpetual unless the Company is sooner dissolved as provided in this Agreement.

        2.6    Purpose.    The Company is formed for the purpose of, and the nature of the business to be conducted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any activities necessary, convenient or incidental thereto.

        2.7    Powers.    Without limiting the generality of Section 2.6, the Company shall have the power and authority to take any actions necessary, convenient or incidental to or for the furtherance of the purposes set forth in Section 2.6, including (without limitation) the power:

          (a)   To conduct its business, carry on its operations and exercise the powers granted to a limited liability company by the Act in any country, state, territory, district or other jurisdiction, whether domestic or foreign;

          (b)   To acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property;

          (c)   To negotiate, enter into, renegotiate, extend, renew, terminate, modify, amend, waive, execute, perform and carry out and take any other action with respect to contracts or agreements of any kind, and any leases, licenses, guarantees and other contracts for the benefit of or with any Member or any Affiliate of any Member, without regard to whether such contracts may be deemed necessary, convenient or incidental to the accomplishment of the purpose of the Company;

          (d)   To purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign Legal Entities or other Persons, or direct or indirect obligations of the United States or any government, state, territory, governmental district or municipality or any instrumentality of any of them;

          (e)   To lend money, to invest and reinvest its funds, and to accept real and personal property for the payment of funds so loaned or invested;

          (f)    To borrow money and issue evidence of indebtedness, and to secure the same by a mortgage, pledge, security interest or other lien on the assets of the Company;

          (g)   To pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities;

          (h)   To sue and be sued, defend and participate in administrative or other proceedings in its name;

          (i)    To appoint employees, officers, agents, consultants and representatives of the Company, and define their duties and fix their compensation;

          (j)    To indemnify any Person in accordance with the Act and this Agreement;

          (k)   To cease its activities and cancel its Certificate of Formation; and

          (l)    To make, execute, acknowledge and file any documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

        2.8    Principal Office.    The principal executive office of the Company shall be located at 340 Dupont Avenue, Renville, MN 56284. The Board may from time to time change the location of the principal executive office of the Company to any other place within or without the State of Delaware. The Board may establish and maintain such additional offices and places of business of the Company, either within or without the State of Delaware, as it deems appropriate. The records required to be maintained by the Act shall be maintained at one of the Company's principal offices, except as required by the Act.

  3. MEMBERS

        3.1    Members; Unit Ledger.    The Members of the Company and the number and Class of Units held by each Member shall be listed on a Unit ledger (the "Unit Ledger"), which Unit Ledger shall, initially, read as set forth on Exhibit A. The Unit Ledger shall from time to time be amended and supplemented in accordance with this Agreement, so that it sets forth the then-current list of Members and the number of Units held by such Member.

        3.2    Member Interests and Units.    The Interests of the Members shall be divided into one or more classes ("Classes"), with the initial Class designated as Class A, and with subsequent Classes hereafter established by the Board to be designated as Class B, Class C and sequentially lettered thereafter. Interests within each Class shall be divided into units (the "Units") designated as Class A Units (with respect to Class A), Class B Units (with respect to Class B), Class C Units (with respect to Class C) and sequentially lettered thereafter. With respect to the Class B and subsequent Classes of Units, the Board of Managers is hereby granted the express authority from time to time, by resolution and without the necessity of approval by the Members, to fix and establish the designations, powers, preferences, voting and other rights, qualifications, limitations or restrictions of each such additional Class of Units (and the corresponding obligation to fix and establish such designations, powers, preferences, voting and other rights, qualifications, limitation and restriction whenever any such additional Class is established). Such power of the Board shall extend to and shall include the express authority to create and issue Classes of Units (without the need for Member approval) which have terms granting such Units (and the holders thereof) rights, powers, preferences and privileges greater than the rights, powers, preferences and privileges associated with any previously issued Units, and the creation of any additional Classes shall have the effect of amending this Agreement (without the need for Member approval).

        3.3    Minimum Required Holding.    Each Class A Member shall hold not less than 2,000 Class A Units. Each Member holding Units of any other Class shall hold such minimum numbers of Units of such other Class as may be stipulated in the designations governing the Class or Classes of Units held by such other Member.

        3.4    Additional Members and Units.    Each Person who is entitled to receive Units as consideration in the Merger shall be issued such Units and admitted as a Member with no further action required on the part of the Board of Managers. The Board of Managers may, in its sole discretion, admit non-Members as Members of the Company (and in connection therewith issue Units to such Persons), or issue additional Units to existing Members in either case in exchange for such consideration (including, without limitation, past or future services), upon execution of such documents and on such other terms and conditions (including, without limitation, in the case of Units issued to employees and consultants such vesting and forfeiture provisions) as the Board determines to be appropriate. Promptly following the issuance of Units, the Board shall cause the books and records of the Company, including an amended Unit Ledger, to reflect the number and Class of Units issued, any Members or additional Members holding such Units and the Capital Contribution per Unit, if any.

        3.5    Capital Contributions.    Each Member's Capital Contribution, if any, whether in cash or in a form other than cash, and the number and Class of Units issued to such Member, shall be as set forth in the writing pursuant to which such Units are issued to such Member. Any Capital Contributions in a form other than cash shall be effected by a written assignment or such other documents as the Board of Managers shall direct. Any Member making a Capital Contribution in a form other than cash agrees from time to time to do such further acts and execute such further documents as the Board may direct to complete the Company's interest in such Capital Contribution. The Company may not require Members to make additional Capital Contributions to the Company for any reason.

        3.6    Voting.    Except as otherwise provided in Section 3.3 of this Agreement, each Member shall be entitled to one (1) vote for each Class A Unit held by such Member and such additional voting rights as may be stipulated in the designations governing other Classes of Units held by such Member. Cumulative voting is not permitted.

        3.7    Annual Meetings.    The Annual Meeting of the Members shall be held at such time and place as determined by the Board of Managers; provided however, that if an Annual Meeting has not been held within six (6) months after the end of each GAAP Fiscal Year of the Company, any Member may demand an Annual Meeting of the Members by written demand to the Board of Managers.

        3.8    Special Meetings.    Special meetings of the Members may be called by (a) the Board of Managers, (b) by Class A Members representing not less than thirty five percent (35%) of the total possible number of votes that may be cast with respect to Class A Units, or (c) by Members holding Units of any other Class if and to the extent permitted by the designations governing such other Class. The business transacted at a special meeting of the Members is limited to the purposes stated in the notice of the meeting.

        3.9    Notice of Meetings.    Written notice of each meeting of the Members, stating the date, time and place, and in the case of a special meeting, the purpose of the meeting, shall be given in writing at least fourteen (14) days and not more than sixty (60) days prior to the meeting to each Member at such Member's address of record. A Member may waive the notice of the meeting required under this Section 3.9. A written notice of waiver signed by the Member entitled to notice is effective whether given before, during or after the meeting. Attendance by a Member at a meeting is waiver of notice of that meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and thereafter does not participate in the meeting.

        3.10    Quorum.    The presence (in person or by proxy or mail ballot) of Members holding at least fifty percent (50%) of the total possible number of votes that may be cast by Members is required for the transaction of business at a meeting of the Members.

        3.11    Proxies; Mail Ballots.    Voting by proxy or by mail ballot shall be permitted on any matter if authorized by the Board of Managers.

        3.12    Telephonic Meetings.    If approved by the Board of Managers, any regular or special meeting of the Members may be held by telephonic or electronic conference or any other means of communication through which the Members can simultaneously hear each other during the conference, if the same notice is given of the conference to each Member, and if the Members participating in the conference would be sufficient to constitute a quorum at a meeting. Participation in a telephonic, electronic, or other conference of such means constitutes presence at the meeting for all purposes of this Agreement and the Act.

        3.13    Limited Liability.    Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Indemnified Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Indemnified Person. All Persons dealing with the Company shall have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company. In no event shall any Member be required to make up any deficit balance in such Member's Capital Account upon the liquidation of such Member's Interest or otherwise.

        3.14    Termination of Membership.    A Member's Interest shall terminate and such Person shall cease to be a Member of the Company on and following the occurrence of any of the following events (each an "Event of Disassociation"):

          (a)    Complete Transfer.    The Transfer by the Member of all of the Member's Units, regardless of whether the transferee(s) is admitted as a substitute Member pursuant to Article 10 of this Agreement;

          (b)    Dissolution of Member.    Any event terminating the existence of any Member that is a Legal Entity;

          (c)    Death of Individual Member.    The death of any Member that is an individual; or

          (d)    Disqualification.    The Member holds less than the minimum number of Units of each Class as required by Section 3.3.

          (e)    Obstruction.    The Board by resolution finds that the Member has willfully obstructed any lawful purpose or activity of the Company.

        A Person who has ceased to be a Member but who continues to hold Units shall be considered a non-member Unit holder only, and shall have no voting or other rights under the Act or this Agreement other than financial rights applicable to Members under Articles 4 and 5 of this Agreement. The Units held by such Unit holder shall be excluded in determining the aggregate number of Units with voting rights held by Members for all purposes of this Agreement. Notwithstanding that such Unit holder is no longer a Member, the Units in the hands of such Unit Holder shall continue to be subject to all the applicable provisions of this Agreement, including (without limitation) the restrictions on Transfer set forth in Article 10 of this Agreement.

        In the event a Unit holder has ceased to be a Member pursuant to Section 3.14(d), such Unit holder shall be reinstated as a Member without any further action by the Members or the Board upon a showing to the Board that a Unit holder meets the minimum requirements required by Section 3.3 of this Agreement. In the event a Unit holder has ceased to be a Member pursuant to Section 3.14(d) or (e), the Company shall have the option, at its sole discretion, to purchase the Unit holder's Units at a price equal to eighty percent (80%) of the average trailing market price of such Units (as reasonably determined by the Board), measured over the six (6) month period immediately preceding the earliest time at which the Company became eligible to purchase such Units pursuant to this sentence.

        3.15    Continuation of the Company.    The Company shall not be dissolved upon the occurrence of an Event of Disassociation or any other event which is deemed to terminate the continued membership of a Member. In such event, the Company's affairs shall not be required to be wound up and the Company shall continue without dissolution.

        3.16    Return of Distributions of Capital.    Except as required by law, no Member shall be obligated by this Agreement to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company; provided, however, that if any court of competent jurisdiction holds that, notwithstanding this Agreement, any Member is obligated to return or pay any part of any Distribution, such obligation shall bind such Member alone and not any other Member or any Manager. The provisions of the immediately preceding sentence are solely for the benefit of the Members and shall not be construed as benefiting any third party. The amount of any Distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to such Member.

        3.17    No Management or Control.    Except as expressly provided in this Agreement or in the designations covering any Class of Units other than Class A, no Member (in such Member's capacity as such) shall take part in or interfere in any manner with the management of the business and affairs of the Company or have any right or authority to act for or bind the Company notwithstanding Section 18-402 of the Act.

        3.18    Specific Limitations.    No Member shall have the right or power to: (a) withdraw or reduce such Member's Capital Contribution except as a result of the dissolution of the Company or as otherwise provided by law or in this Agreement; (b) make voluntary Capital Contributions to the Company; (c) bring an action for partition against the Company or any Company assets; (d) cause the termination and dissolution of the Company, except as set forth in this Agreement; or (e) upon the Distribution of its Capital Contribution require that property other than cash be distributed in return for its Capital Contribution. Each Member hereby irrevocably waives any such rights.

        3.19    Contractual Appraisal Rights.    No Member shall have any contractual appraisal rights under Section 18-210 of the Act, and each Member hereby irrevocably waives any such rights.

        3.20    Member Compensation; Expenses; Loans.    Except as otherwise provided in a written agreement approved by the Board of Managers, no Member (in such Person's capacity as such) shall receive any salary, fee, or draw for services rendered to or on behalf of the Company. Except as otherwise approved, permitted or contemplated by or pursuant to a policy approved by the Board of Managers, no Member (in such Person's capacity as such) shall be reimbursed for any expenses incurred by such Member on behalf of the Company.

  4. CAPITAL ACCOUNTS

        4.1    Allocations.    The Net Profits and Net Loss of the Company and any items of income, gain, deduction or loss that are specially allocated in any fiscal period shall be allocated among the Members as provided in Article 5.

        4.2    Capital Accounts.    A separate account (each a "Capital Account") shall be established and maintained for each Member which:

          (a)   shall be increased by (i) the amount of money, the initial Asset Value of any other property contributed by such Member to the Company as a Capital Contribution, (ii) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member, and (iii) such Member's share of the Net Profit of the Company, and

          (b)   shall be reduced by (i) the amount of money and the fair market value of any other property distributed to such Member, (ii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company, including (but not limited to) liabilities for which the Company becomes obligated for in the Merger, and (iii) such Member's share of the Net Loss of the Company.

        It is the intention of the Members that the Capital Accounts of the Company be maintained in accordance with the provisions of Section 704(b) of the Code and the Regulations thereunder and that this Agreement be interpreted consistently therewith.

        4.3    Revaluations of Assets and Capital Account Adjustments.    Unless otherwise determined by the Board of Managers, immediately preceding the issuance of additional Units in exchange for cash, property or services to a new or existing Member and upon the redemption of the Interest of a Member, the then prevailing Asset Values of the Company shall be adjusted to equal their respective gross fair market values, as determined in good faith by the Board, and any increase in the net equity value of the Company (Asset Values less liabilities) shall be credited to the Capital Accounts of the Members in the same manner as Net Profits are credited under Section 5.5.2 (or any decrease in the net equity value of the Company shall be charged in the same manner as Net Losses are charged under Section 5.5.3). Accordingly, as of the date of issuance of additional Units or the redemption of all or a portion of a Member's Interest in the Company, the Capital Accounts of Members will reflect both realized and unrealized gains and losses through such date and the net fair market value of the equity of the Company as of such date.

        4.4    Additional Capital Account Adjustments.    Any income of the Company that is exempt from federal income tax shall be credited to the Capital Accounts of the Members in the same manner as Net Profits are credited under Section 5.5.2 when such income is realized. Any expenses or expenditures of the Company which may neither be deducted nor capitalized for tax purposes (or are so treated for tax purposes) shall be charged to the Capital Accounts of the Members in the same manner as Net Losses are charged under Section 5.5.3. If the Company is subject to an election under Section 754 of the Code to provide a special basis adjustment upon the transfer of an Interest in the Company or the distribution of property by the Company, Capital Accounts shall be adjusted to the limited extent required by the Regulations under Section 704 of the Code following such transfer or distribution.

        4.5    Additional Capital Account Provisions.    No Member shall have the right to demand a return of all or any part of such Member's Capital Contributions. Any return of the Capital Contributions of any Member shall be made solely from the assets of the Company and only in accordance with the terms of this Agreement. No interest shall be paid to any Member with respect to such Member's Capital Contributions or Capital Account. In the event that all or a portion of the Units of a Member are transferred in accordance with this Agreement, the transferee of such Units shall also succeed to all or the relevant portion of the Capital Account of the transferor. Units held by a Member may not be transferred independently of the Interest to which the Units relate.

  5. DISTRIBUTIONS AND ALLOCATIONS OF PROFIT AND LOSS

        5.1    Distributions.    The Board of Managers may make Distributions to the Members in such amounts and at such times as the Board of Managers may determine in its sole discretion. Distributions shall be made only after allocating the Net Profit or Net Loss of the Company through the date of the Distribution, and shall be made in proportion to the Capital Accounts of the Members.

        5.2    No Violation.    Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a Distribution to any Member on account of such Member's Interest in the Company if such Distribution would violate Section 18-607 of the Act or other applicable law.

        5.3    Withholdings.    All amounts withheld pursuant to the Code or any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company) shall be treated as amounts paid to the Company. The Board of Managers is authorized to withhold from Distributions to Members, or with respect to allocations to Members and in each case to pay over to the appropriate federal, state, local or foreign government any amounts required to be so withheld. The Board shall allocate any such amounts to the Members in respect of whose Distribution or allocation the tax was withheld and shall treat such amounts as actually distributed to such Members.

        5.4    Property Distributions and Installment Sales.    If any assets of the Company shall be distributed in kind pursuant to this Article 5, such assets shall be distributed to the Members entitled thereto in the same proportions as the Members would have been entitled to cash Distributions. The amount by which the fair market value of any property to be distributed in kind to the Members exceeds or is less than the then prevailing Asset Value of such property shall, to the extent not otherwise recognized by the Company, be taken into account in determining Net Profit and Net Loss and determining the Capital Accounts of the Members as if such property had been sold at its fair market value immediately prior to such Distribution. If any assets are sold in transactions in which, by reason of Section 453 of the Code, gain is realized but not recognized, such gain shall be taken into account when realized in computing gain or loss of the Company for purposes of allocation of Net Profit or Net Loss under this Article 5 and, if such sales shall involve substantially all the assets of the Company, the

Company shall be deemed to have been dissolved and terminated notwithstanding any election by the Members to continue the Company for purposes of collecting the proceeds of such sales.

        5.5    Net Profit or Net Loss.

          5.5.1    The "Net Profit" or "Net Loss" of the Company for each Fiscal Year or relevant part thereof shall mean the Company's taxable income or loss for federal income tax purposes for such period (including, without limitation, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code) with the following adjustments:

            (a)   Gain or loss attributable to the disposition of property of the Company with an Asset Value different than the adjusted basis of such property for federal income tax purposes shall be computed with respect to the Asset Value of such property, and any tax gain or loss not included in Net Profit or Net Loss shall be taken into account and allocated for federal income tax purposes among the Members pursuant to Section 5.7.

            (b)   Depreciation, amortization or cost recovery deductions with respect to any property with an Asset Value that differs from its adjusted basis for federal income tax purposes shall be computed in accordance with Asset Value, and any depreciation allowable for federal income tax purposes shall be allocated in accordance with Section 5.7.

            (c)   Any items that are required to be specially allocated pursuant to Section 5.6 shall not be taken into account in determining Net Profit or Net Loss.

          5.5.2    Allocations of Net Profit.    The Net Profit of the Company for any relevant fiscal period shall be allocated and credited to the Capital Accounts of the Members as follows:

            (a)   If the aggregate amounts previously charged to the Capital Account of any Member with respect to Net Losses and unrealized losses allocated under Section 4.3 exceed the aggregate amounts previously credited to the Capital Account of such Member with respect to Net Profit and unrealized gains allocated under Section 4.3, then Net Profit shall be allocated (i) first, in proportion to the deficit Capital Account balance of each Member with a deficit until all such deficit balances are eliminated and (ii) thereafter, to each Member in proportion to such Member's share of any remaining excess of such charges over credits until the excess is eliminated; and

            (b)   Thereafter, the balance of such Net Profit shall be allocated to the Members holding Units pro rata in accordance with the Units held.

          5.5.3    Allocations of Net Loss.    The Net Loss of the Company for any relevant fiscal period shall be allocated and charged to the Capital Accounts of the Members as follows:

            (a)   The Net Loss shall be successively allocated pro rata in accordance with Units to the Members with positive balances in their Capital Accounts until the Capital Account balance of each Member is reduced to zero; and

            (b)   Any remaining Net Loss shall be allocated among the Members holding Units pro rata in accordance with the Units held.

          5.5.4    Issuance of a Capital Interest for Services.    If the Company issues an Interest in consideration of services that would entitle the recipient to share in liquidation proceeds if the Company were hypothetically liquidated immediately following the issuance (a capital interest for federal income tax purposes), gross receipts of the Company shall be specially allocated to the recipient in the amount of such entitlement and subtracted from the Net Profit or Net Loss to be allocated in accordance with this Section 5.5.

        5.6    Regulatory Allocations.    Although the Members do not anticipate that events will arise that will require application of this Section 5.6, provisions governing the allocation of taxable income, gain, loss, deduction and credit (and items thereof) are included in this Agreement as may be necessary to provide that the Company's allocation provisions contain a so-called "Qualified Income Offset" and comply with all provisions relating to the allocation of so-called "Nonrecourse Deductions" and "Member Nonrecourse Deductions" and the chargeback thereof as set forth in the Regulations under Section 704(b) of the Code (the "Regulatory Allocations"); provided, however, that the Members intend that all Regulatory Allocations that may be required shall be offset by other Regulatory Allocations or special allocations of items so that each Member's share of the Net Profit, Net Loss and capital of the Company will be the same as it would have been had the events requiring the Regulatory Allocations not occurred. For this purpose the Board of Managers, based on the advice of the Company's auditors or tax counsel, is hereby authorized to make such special curative allocations of tax items as may be necessary to minimize or eliminate any economic distortions that may result from any required Regulatory Allocations.

        5.7    Tax Allocations: Code Section 704(c) and Unrealized Appreciation or Depreciation.

          5.7.1    Contributed Assets.    In accordance with Section 704(c) of the Code, income, gain, loss and deduction with respect to any property contributed to the Company with an adjusted basis for federal income tax purposes different from the initial Asset Value at which such property was accepted by the Company shall, solely for tax purposes, be allocated among the Members so as to take into account such difference in the manner required by Section 704(c) of the Code and the applicable Regulations.

          5.7.2    Revalued Assets.    If upon the acquisition of additional Units in the Company by a new or existing Member the Asset Value of any the assets of the Company is adjusted pursuant to Section 4.3, subsequent allocations of income, gain, loss and deduction with respect to such assets shall, solely for tax purposes, be allocated among the Members so as to take into account such adjustment in the same manner as under Section 704(c) of the Code and the applicable Regulations.

          5.7.3    Elections and Limitations.    The allocations required by this Section 5.7 are solely for purposes of federal, state and local income taxes and shall not affect the allocation of Net Profits or Net Losses as between Members or any Member's Capital Account. All tax allocations required by this Section 5.7 shall be made in accordance with Regulation Section 1.704-3 using the method elected by the Board of Managers with the advice of the Company's auditors or tax counsel.

          5.7.4    Allocations.    Except as noted above, all items of income, deduction and loss shall be allocated for federal, state and local income tax purposes in the same manner such items are allocated for purposes of calculating Net Profits and Net Losses.

  6. BOARD OF MANAGERS

        6.1    Board of Managers.    The business of the Company shall be managed by the Board of Managers, and the Persons constituting the Board of Managers shall be the "managers" of the Company (the "Managers") for all purposes under the Act. The Board shall initially be the individuals set forth in Section 6.2. Thereafter, the individuals constituting the Board shall be elected by the Members in accordance with the provisions of Section 6.3. Decisions of the Board shall be carried out by officers or agents of the Company designated by the Board in the resolution in question or in one or more standing resolutions or with the power and authority to do so under Article 7.

        6.2    Initial Managers.    The initial Board of Managers of the Company shall consist of seven (7) persons. The initial Board of Managers, the members of which shall serve for such terms and in such manner as prescribed by this Article 6, are the following Persons:

Manager Name:	Term Expires:
Mark Chan	2004
Brad Petersburg	2004
Thomas Jacobs	2005
Jeff Woodley	2005
Marvin Breitkreutz	2006
Chris Edgington	2006
Randy Tauer	2006

        6.3    Number and Election of Managers.    The Board of Managers shall consist of not less than five (5) Managers, with the exact number to be established by the Board from time to time. The Board may also appoint Advisory Managers (who may be invited by the Board to serve the Board in an advisory capacity and attend meetings of the Board, but who shall not be members of the Board or "Managers" as such term is used in this Agreement and who shall have no voting rights). At each Annual Meeting of the Members, elections shall be held to fill all vacancies on the Board of Managers. Managers shall be elected for staggered terms of three (3) years and until a successor is elected and qualified.

        6.4    Voting and Act of the Board; Action Without a Meeting.    Each Manager shall have one vote on the Board of Managers. Except as otherwise expressly provided in this Agreement, the Board of Managers shall take action by the affirmative vote of a majority of Managers present at a duly held meeting at which a quorum is present, and references in this Agreement to actions by the Board shall be read accordingly. Any action required or permitted to be taken at a meeting of the Board of Managers may be taken by written action signed by all of the Managers comprising the Board and such writing or writings shall be filed with the records of the meetings of the Board. Such written actions shall be treated for all purposes as the act of the Board.

        6.5    Resignation.    Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein or, if no time be specified then at the time of its receipt by the Chairman of the Board of Managers or the Secretary of the Company. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

        6.6    Removal of Managers.    The Board of Managers or any individual Manager may be removed from office, with cause, by the affirmative vote of Members holding Units representing not less than a majority of the total possible number of votes that may be cast with respect to Units with voting rights. In the event that a Manager is so removed, successor Managers shall be elected at the same meeting. Notice of a meeting at which any Members will be voting to remove a director must state removal of directors as an item to be voted upon at the meeting.

        6.7    Vacancies.    Any vacancy occurring on the Board of Managers shall be filled by the remaining Managers (until the next scheduled meeting of the Members). The Board shall have and may exercise all its powers notwithstanding the existence of one or more vacancies on the Board, subject to any requirements of law or of this Agreement as to the number of Managers required for a quorum or for any vote or other action.

        6.8    Meetings.    Regular meetings of the Board of Managers shall be held from time to time as determined by the Board of Managers. Special meetings of the Board shall be held upon the call of the Chairman of the Board, the Chief Executive Officer or two or more Managers. Board meetings shall be held at the principal office of the Company or at such other place, either within or without the State of Delaware, as shall be designated by the person calling the meeting and stated in the notice of the meeting. Managers may participate in a Board of Managers meeting by means of video or audio conferencing or similar communications equipment whereby all Managers participating in the meeting can hear each other.

        6.9    Notice.    Notice of each meeting of the Board of Managers, in writing or by electronic mail, stating the place, day and hour of the meeting, shall be given to each Manager at least five (5) business days before the day on which the meeting is to be held. The notice or waiver of notice of any special or regular meeting of the Board of Managers need not specify the business to be transacted or the purpose of the meeting.

        6.10    Waiver.    Whenever any notice is required to be given to a Manager under the provisions of this Agreement, a waiver thereof in writing signed by the Manager, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a Manager at any meeting of the Board of Managers shall constitute waiver of notice of such meeting by the Manager, except where the Manager attends a meeting for the express purpose of stating an objection to the transaction of any business because the meeting is not lawfully called or convened.

        6.11    Quorum.    Not less than half of the Managers then in office shall constitute a quorum necessary for the transaction of business at any regular or special meeting of the Board of Managers. If less than a quorum is present, those Managers present may adjourn the meeting from time to time until a quorum shall be present.

        6.12    Compensation.    The Board of Managers may fix the compensation, if any, of Managers who are not employees of the Company. Managers shall also be entitled to reimbursement for actual expenses incurred in attending meetings of the Board or in connection with other business of the Company.

        6.13    Authority of Board of Managers.    The Board of Managers shall have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto, including (without limitation) the power and authority to establish the terms of and to issue additional Classes of Units as provided in Section 3.2 and the power and authority to issue and grant options, warrants or other contractual rights for the purchase of any Class of Units. Except as otherwise expressly provided in this Agreement, the Board or Persons designated by the Board, including (without limitation) officers and agents appointed by the Board, shall be the only Persons authorized to execute documents which shall be binding on the Company. To the fullest extent permitted by Delaware law, but subject to any specific provisions of this Agreement granting rights to Members, the Board shall have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under Delaware law, and the Members shall have no power whatsoever with respect to the management of the business and affairs of the Company.

        Notwithstanding the foregoing and notwithstanding any other provision of this Agreement:

          (a)   none of the following actions shall be taken by the Company without the prior approval of Members holding Units representing not less than a majority of the total possible number of votes that may be cast with respect to Units with voting rights:

              (i)  mergers or consolidations with or into any other Person, whether or not the Company is the surviving entity; or

             (ii)  dispositions (whether effected by merger, sale of assets, lease, equity exchange or otherwise) of all or substantially all of the assets of the Company; and

          (b)   any modification or alteration in the rights, preferences or privileges of any Class of Units issued by the Company which would adversely affect the holder of a Unit of such Class, whether effected by way of an amendment to this Agreement or otherwise, shall require the prior approval of each affected Member (provided, however, that the issuance of Units having rights and privileges greater than then-existing Units pursuant to the authority granted to the Board of Managers pursuant to Section 3.2 of this Agreement shall not be an event giving rise to the need to obtain consent from the Members pursuant to this Section 6.13).

        6.14    Duties of Board of Managers.    Without limiting the applicability of any other provision of this Agreement, the following provisions shall be applicable to the Board of Managers and to the Managers in their capacity as such:

          (a)   The Board and the Managers and the decisions of the Board shall have the benefit of the business judgment rule to the same extent as the Board, such members and such decisions would have the benefit of such rule if the Board were a board of directors of a Delaware corporation.

          (b)   The Board and the Managers shall have the same duties of care and loyalty as they would have if they were directors of a Delaware corporation but in no event shall any member of the Board be liable for any action or inaction for which exculpation is provided under Section 12.2.

        6.15    Interested Transactions.    To the fullest extent permitted by law, no member of the Board of Managers shall be deemed to have breached any duty of loyalty to the Company or the Members (and such member of the Board of Managers shall not be liable to the Company or to the Members for breach of any duty of loyalty or analogous duty) with respect to any action or inaction in connection with or relating to any transaction that was approved by a majority vote of disinterested Managers.

        6.16    Reliance by Third Parties.    Any person or entity dealing with the Company or the Members may rely upon a certificate signed by a member of the Board of Managers as to: (a) the identity of the Members, (b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by Members or are in any other manner germane to the affairs of the Company, (c) the Persons which are authorized to execute and deliver any instrument or document of or on behalf of the Company, (d) the authorization of any action by or on behalf of the Company by the Board or any officer or agent acting on behalf of the Company or (e) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or the Members.

  7. OFFICERS AND AGENTS

        7.1    Officers, Agents.    The Board of Managers by vote or resolution shall have the power to appoint officers and agents to act for the Company with such titles, if any, as the Board deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Board hereunder, including (without limitation) the power to execute documents on behalf of the Company, as the Board may in its sole discretion determine; provided, however, that no such delegation by the Board shall cause the Persons constituting the Board of Managers to cease to be the "managers" of the Company within the meaning of the Act. The officers so appointed may include persons holding titles such as Chairman of the Board of Managers, Chief Executive Officer, President, Chief Financial Officer, Vice President, Controller and Secretary. Unless the authority of the officer in question is limited or specified in the document appointing such officer or in such officer's employment agreement or is otherwise specified or limited by the Board, any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority and as more specifically set forth in this Article 7; provided, however, that without the required consent, no officer shall take any action for which the consent of Members is required pursuant to Section 6.13.

        7.2    Election.    The officers may be elected by the Board of Managers at their first meeting or at any other time. At any time or from time to time the Board may delegate to any officer their power to elect or appoint any other officer or any agents. Officers must be natural persons.

        7.3    Tenure.    Each officer shall hold office until his or her respective successor is chosen and qualified unless a different period shall have been specified by the terms of its election or appointment, or in each case until he or she sooner dies, resigns, is removed or becomes disqualified. Each agent shall retain his or her authority at the pleasure of the Board of Managers, or the officer by whom he or she was appointed or by the officer who then holds agent appointive power.

        7.4    Vacancies.    If the office of any officer becomes vacant, the Board of Managers may choose a successor. Each such successor shall hold office for the unexpired term, and until its successor is chosen and qualified or in each case until he or she sooner dies, resigns, is removed or becomes disqualified.

        7.5    Resignation and Removal.    The Board of Managers may at any time remove any officer either with or without cause. The Board may at any time terminate or modify the authority of any agent. Any officer may resign at any time by delivering its resignation in writing to the Chairman of the Board, the Chief Executive Officer or the Secretary or to a meeting of the Board. Such resignation shall be effective upon receipt unless specified to be effective at some other time, and without in either case the necessity of its being accepted unless the resignation shall so state.

        7.6    Compensation.    Officers shall receive such compensation as may be determined from time to time by resolution of the Board of Managers or as otherwise provided in a written employment agreement.

        7.7    Delegation.    Unless prohibited by a resolution of the Board of Managers, an officer elected or appointed by the Board may delegate in writing some or all of the duties and powers of such person's management position to other persons. An officer who delegates the duties or powers of an office remains subject to the standard of conduct for an officer with respect to the discharge of all duties and powers so delegated.

  8. BOOKS, RECORDS, ACCOUNTING AND REPORTS

        8.1    Required Records.    The books and records of the Company shall reflect all the Company's transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office or such other office as the Board of Managers shall determine all of the following:

          (a)   A current list of the full name and last known business or residential address of each Member and Manager;

          (b)   Information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each Member became a Member of the Company;

          (c)   A copy of the Certificate and this Agreement, including (without limitation) any amendments to either thereof, together with executed copies of any powers of attorney pursuant to which the Certificate, this Agreement or any amendments have been executed;

          (d)   Copies of the Company's federal, state and local income tax or information returns and reports;

          (e)   The audited financial statements of the Company; and

          (f)    The Company's books and records.

        8.2    Examination of Records.    Upon the request of any Member for any purpose related to such Member's Interest, the Board of Managers shall allow the Member and its designated representatives or agents, upon at least five (5) business days prior written notice to the Board and during reasonable business hours, to examine the Company's books and records for such purpose at the Member's sole cost and expense. The foregoing rights shall be subject to such reasonable standards as may be established by the Board of Managers from time to time.

        8.3    Accounting; Fiscal Year.    The Company shall use the accrual method of accounting in preparing its financial reports and for tax purposes and shall keep its books and records accordingly. The Board of Managers may, without any further consent of the Members (except as specifically required by the Code), apply for Internal Revenue Service consent to, and otherwise effect, a change in the Fiscal Year.

        8.4    Books and Records; Reports.    The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with GAAP, consistently applied, provided, that the financial provisions in this Agreement relating to Capital Contributions, Profits and Losses, Distributions and Capital Accounts shall be construed and determined in accordance with this Agreement without regard to whether such provisions are consistent with GAAP. The Chief Financial Officer of the Company shall be responsible for causing the preparation of financial reports of the Company and the coordination of financial matters of the Company with the Company's accountants. The Board of Managers shall cause to be delivered promptly to Members such information that is required by law to be provided to the Members.

        8.5    Filings.    At the Company's expense, the Board of Managers shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities and to have prepared and to furnish to each Member such information with respect to the Company (including, without limitation, a Schedule setting forth such Member's distributive share of the Company's income, gain, loss, deduction and credit as determined for federal income tax purposes) as is necessary to enable such Member to prepare such Member's federal and state income tax returns. The Board of Managers, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative authorities, all reports required to be filed by the Company with those authorities under then current applicable laws, rules and regulations.

        8.6    Non-Disclosure.    Each Member agrees that, except as otherwise consented to by the Board of Managers, all non-public information furnished to such Member pursuant to this Agreement or otherwise regarding the Company or its business that is not generally available to the public ("Confidential Information") will be kept confidential and will not be disclosed by such Member, or by any of such Member's agents, representatives or employees, in any manner, in whole or in part, except that (a) each Member shall be permitted to disclose such Confidential Information to those of such Member's agents, representatives and employees who need to be familiar with such information in connection with such Member's investment in the Company and who are charged with an obligation of confidentiality, (b) each Member shall be permitted to disclose such Confidential Information to such Member's partners and equity holders so long as they agree to keep such information confidential on the terms set forth in this Agreement, (c) each Member shall be permitted to disclose Confidential Information to the extent required by law, so long as such Member shall have first provided the Company a reasonable opportunity to contest the necessity of disclosing such information and (d) each Member shall be permitted to disclose Confidential Information to the extent necessary for the enforcement of any right of such Member arising under this Agreement. Notwithstanding the foregoing, each Member (and each employee, representative or other agent of the Member) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including, without limitation, opinions or other tax analyses) that are provided to the Member relating to such tax treatment and tax structure.

  9. TAX MATTERS

        9.1    Tax Matters Member.    The Board of Managers shall have the authority to designate, remove and replace a qualifying Member to act as the tax matters partner (the Tax Matters Member") within the meaning of and pursuant to Regulations Sections 301.6231(a)(7)-1 and -2 or any similar provision under state or local law.

        9.2    Indemnity of Tax Matters Member.    The Company shall indemnify and reimburse the Tax Matters Member for all expenses (including, without limitation, legal and accounting fees) incurred as Tax Matters Member pursuant to this Article 9 in connection with any administrative or judicial proceeding with respect to the tax liability of the Members attributable to interest in the Company.

        9.3    Tax Returns.    Unless otherwise agreed by the Board of Managers, all returns of the Company shall be prepared by the Company's accountants.

        9.4    Tax Matters.    The Board of Managers shall have the power and authority, without any further consent of the Members being required, to cause the Company to make any and all elections for federal, state, local, and foreign tax purposes including (without limitation), any election, if permitted by applicable law: (a) to take any action necessary or appropriate to make, continue or revoke an election pursuant to Code Section 754, and to adjust the basis of Property pursuant to Code Sections 734(b) and 743(b), or comparable provisions of state, local or foreign law, in connection with Transfers of Interests and Company distributions; (b) to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company's federal, state, local or foreign tax returns; (c) to the extent provided in Code Sections 6221 through 6231 and similar provisions of federal, state, local, or foreign law, to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company or the Members in their capacities as Members; and (d) to file any tax returns and execute any agreements or other documents relating to or affecting tax matters, including (without limitation) agreements or other documents that bind the Members with respect to tax matters.

  10. TRANSFER OF INTERESTS

        10.1    Restricted Transfer.    No Member shall Transfer all or any part of its Units, or any portion of the financial, governance or other rights that comprise such Member's Interest, unless (a) such Transfer does not violate Section 10.2, (b) such Transfer complies with Section 10.3, and (c) such Transfer and the proposed transferee are approved by the Board of Managers (unless, in the case of Units of any Class other than Class A, such approval is not required under the designations applicable to Units of such Class). Where required hereunder, Board approval to any proposed Transfer may be granted, delayed, conditioned or withheld in the sole discretion of the Board of Managers. Subject to compliance with the restrictions on the transferability of Units as set forth in this Agreement, Units shall be transferred by delivery to the Company of an instruction by the registered holder of a Unit requesting registration of transfer of such Units and the recording of such transfer in the records of the Company.

        10.2    Complete Prohibition on Certain Transfers.    Notwithstanding any other provision of this Agreement, the following Transfers shall be prohibited and the Board of Managers shall have no authority to approve any such Transfer:

          (a)   a Transfer in violation of the Securities Act or any state securities or blue sky laws applicable to the Company or the Interest to be transferred;

          (b)   a Transfer that would cause the Company to be considered a publicly traded partnership under Section 7704(b) of the Code;

          (c)   a Transfer that would cause the Company to lose its status as a partnership for federal income tax purposes; or

          (d)   a Transfer that would cause a termination of the Company for federal income tax purposes.

        10.3    Transfer Requirements.    No Person to whom any of a Member's Units are Transferred shall be admitted to the Company as a Member unless the following conditions are satisfied or such conditions are waived for good reason by the Board of Managers (with only Managers unaffiliated with the transferor having a vote thereon):

          (a)   A duly executed written instrument of Transfer is provided to the Board, specifying the Units being transferred and setting forth the intention of the Member effecting the Transfer that the transferee succeed to a portion or all of such Member's Units;

          (b)   an opinion of responsible counsel (who may be counsel for the Company), satisfactory in form and substance to the Board in its sole discretion, to the effect that such Transfer is not prohibited under Section 10.2 of this Agreement;

          (c)   The Member effecting the Transfer and the transferee execute any other instruments and satisfy any other reasonable requirements that the Board of Managers deems reasonably necessary or desirable for admission of the transferee, including (without limitation) the written acceptance by the transferee of this Agreement and such transferee's agreement to be bound by and comply with the provisions of this Agreement and to execute and deliver to the Board a special power of attorney as provided in Section 14.3; and

          (d)   The Member effecting the Transfer or the transferee pays to the Company a transfer fee in an amount sufficient to cover the reasonable expenses incurred by the Company in connection with the admission of the transferee.

        10.4    Admission of Transferee as Member.    Upon satisfaction of the terms and conditions of this Article 10 with respect to any proposed Transfer, and provided that the requirements of Section 3.3 of this Agreement are also satisfied, the Person proposed to be such transferee shall be admitted as a Member.

        10.5    Withdrawal of Member.    If a Member Transfers all of its Units in compliance with Section 10.1, immediately following such Transfer the transferor Member shall cease to be a Member of the Company. Upon the transferor Member's withdrawal from the Company, the withdrawing Member shall not be entitled to any Distributions, or any other rights associated with an Interest in the Company, from and after the date of such withdrawal or transfer.

        10.6    Noncomplying Transfers Void.    Any Transfer in contravention of this Article 10 shall be void and of no effect, and shall neither bind nor be recognized by the Company.

  11. DISSOLUTION OF COMPANY

        11.1    Events of Dissolution.    The Company shall be dissolved upon the happening of any of the following events: (a) the entry of a decree of judicial dissolution under Section 18-802 of the Act, (b) the approval of Members holding Units representing not less than two-thirds of the total possible number of votes that may be cast with respect to Units with voting rights, or (c) the disposition of all of the Company's assets.

        11.2    Liquidation.    Upon dissolution of the Company for any reason, the Company shall immediately commence to wind up its affairs. A reasonable period of time shall be allowed for the orderly termination of the Company's business, discharge of its liabilities, and distribution or liquidation of the remaining assets so as to enable the Company to minimize the normal losses attendant to the liquidation process. Subject to any priority distributions or liquidation preferences of any Units of any Class other than Class A, the Company's property and assets or the proceeds from the liquidation thereof shall be distributed as follows:

          (a)   first for the payment of all debts and liabilities of the Company (other than any outstanding loans from the Members);

          (b)   next for the establishment of any reserves deemed necessary to cover any contingent liabilities or obligations of the Company;

          (c)   next for the payment of any outstanding loans from the Members;

          (d)   next to Members and former Members in satisfaction of liabilities for distributions under Section 18-601 or Section 18-604 of the Act; and

          (e)   finally to Members pro rata in accordance with their positive Capital Account balances, after giving effect to all contributions, distributions and allocations for all periods.

        A full accounting of the assets and liabilities of the Company shall be taken and a statement thereof shall be made available to each Member promptly after the distribution of all of the assets of the Company. Such accounting and statements shall be prepared under the direction of the Board of Managers.

        11.3    No Action for Dissolution.    The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 11.1. This Agreement has been drafted carefully to provide fair treatment of all parties and equitable payment in liquidation of the Interests of all Members. Accordingly, except where the Board of Managers has failed to liquidate the Company as required by Section 11.2 and except as specifically provided in Section 18-802 of the Act, each Member hereby waives and renounces its right to initiate legal action to seek dissolution or to seek the appointment of a receiver or trustee to liquidate the Company.

        11.4    No Further Claim.    Upon dissolution, each Member shall have recourse solely to the assets of the Company for the return of such Member's capital, and if the Company's property remaining after payment or discharge of the debts and liabilities of the Company, including (without limitation) debts and liabilities owed to one or more of the Members, is insufficient to return the aggregate Capital Contributions of each Member, such Member shall have no recourse against the Company, the Board of Managers or any other Member.

  12. INDEMNIFICATION

        12.1    General.    To the fullest extent permitted by law, the Company shall indemnify, defend and hold harmless each Indemnified Person from any liability, loss or damage incurred by such Indemnified Person in connection with the business of the Company (or of any other Legal Entity which such Indemnified Person is serving at the request of the Company) to the maximum extent to which such indemnification, defense and hold harmless is mandated or permissible under the laws of the State of Delaware; provided, however, that if the liability, loss, damage or claim arises out of any action or inaction of an Indemnified Person, indemnification under this Section 12.1 shall be available only if (a) either (i) the Indemnified Person, at the time of such action or inaction, determined in good faith that its course of conduct was in, or not opposed to, the best interests of the Company or (ii) in the case of inaction by the Indemnified Person, the Indemnified Person did not intend its inaction to be harmful or opposed to the best interests of the Company and (b) the action or inaction did not constitute fraud or willful misconduct by the Indemnified Person; provided, further, however, that indemnification under this Section 12.1 shall be recoverable only from the assets of the Company and not from any assets of the Members or any other Person. The Company shall pay or reimburse reasonable attorneys' fees of an Indemnified Person as incurred, provided that such Indemnified Person executes an undertaking, with appropriate security if requested by the Board, to repay the amount so paid or reimbursed in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification under this Article 12. The Company may pay for insurance covering liability of the Indemnified Persons in connection with the business of the Company.

        12.2    Exculpation.    No Indemnified Person shall be liable, in damages or otherwise, to the Company or to any Member for any loss that arises out of any act performed or omitted to be performed by it, him or her pursuant to the authority granted by this Agreement if (a) either (i) the Indemnified Person, at the time of such action or inaction, determined in good faith that such Indemnified Person's course of conduct was in, or not opposed to, the best interests of the Company, or (ii) in the case of inaction by the Indemnified Person, the Indemnified Person did not intend such Indemnified Person's inaction to be harmful or opposed to the best interests of the Company and (b) the conduct of the Indemnified Person did not constitute fraud or willful misconduct by such Indemnified Person.

        12.3    Persons Entitled to Indemnity.    Any Person who is within the definition of "Indemnified Person" at the time of any action or inaction in connection with the business of the Company shall be entitled to the benefits of this Article 12 as an "Indemnified Person" with respect thereto, regardless of whether such Person continues to be within the definition of "Indemnified Person" at the time of such Indemnified Person's claim for indemnification or exculpation hereunder.

        12.4    Procedure Agreements.    The Company may enter into an agreement with any of its Managers, officers, employees, consultants, counsel and agents, setting forth procedures consistent with applicable law for implementing the indemnities provided in this Article 12.

        12.5    Fiduciary and Other Duties.    An Indemnified Person acting under this Agreement shall not be liable to the Company or to any other Indemnified Person for his, her or its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties (including, without limitation, fiduciary duties) and liabilities of an Indemnified Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Indemnified Person.

  13. AMENDMENTS TO AGREEMENT

        13.1    Amendments.    Except for amendments described in Section 3.2 (which may be made by the Board of Managers acting without Member approval), this Agreement may be modified or amended by the Board of Managers with the approval of Members holding Units representing not less than a majority of the total possible number of votes that may be cast with respect to Units with voting rights; provided that amendments to this Section 13.1 shall require the approval of all Members holding Units with voting rights. Notwithstanding the foregoing provisions of this Section 13.1, this Agreement may not be amended without the approval of each Member affected if the amendment (a) would reduce any such Member's Interests or (b) would reduce the allocation to such Member of Net Profit or Net Loss or would reduce the Distributions of cash or property to such Member from that which is provided or contemplated in this Agreement, except for amendments which treat all Members of the same Class ratably based on their Interests.

        13.2    Corresponding Amendment of Certificate.    The Board of Managers shall cause to be prepared and filed any amendment to the Certificate that may be required to be filed under the Act as a consequence of any amendment to this Agreement.

        13.3    Binding Effect.    Any modification or amendment to this Agreement pursuant to this Article 13 shall be binding on all Members.

  14. GENERAL

        14.1    Successors; Delaware Law; Etc.    This Agreement: (a) shall be binding upon the executors, administrators, estates, heirs and legal successors of the Members, (b) shall be governed by and construed in accordance with the laws of the State of Delaware, (c) may be executed in more than one counterpart, all of which together shall constitute one agreement, and (d) contains the entire contract among the Members as to the subject matter of this Agreement. The waiver of any of the provisions, terms or conditions contained in this Agreement shall not be considered as a waiver of any of the other provisions, terms or conditions of this Agreement.

        14.2    Notices, Etc.    All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery or receipt (which may be evidenced by a return receipt if sent by registered mail or by signature if delivered by courier or delivery service), addressed (a) if to any Member, at the address of such Member set forth in the records of the Company or at such other address as such Member shall have furnished to the Company in writing as the address to which notices are to be sent hereunder and (b) if to the Company or to the Board of Managers to it at 340 Dupont Avenue NE, Renville, MN 56284.

        14.3    Execution of Documents.    From time to time after the date of this Agreement, upon the request of the Board of Managers, each Member shall perform, or cause to be performed, all such additional acts, and shall execute and deliver, or cause to be executed and delivered, all such additional instruments and documents, as may be required to effectuate the purposes of this Agreement. Each Member, including (without limitation) each new and substituted Member, by being a Member or by agreeing in writing to be bound by this Agreement, irrevocably constitutes and appoints the Board of Managers or any Person designated by the Board to act on such Member's behalf for purposes of this Section 14.3 as such Member's true and lawful attorney-in-fact with full power and authority in such Member's name and stead to execute, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out this Agreement, including (without limitation):

          (a)   all certificates and other instruments and any amendment thereof, that the Board deems appropriate to qualify or to continue the Company as a limited liability company in any jurisdiction in which the Company may conduct business or in which such qualification or continuation is, in the opinion of the Board, necessary to protect the limited liability of the Members;

          (b)   all amendments to this Agreement adopted in accordance with the terms of this Agreement and all instruments that the Board deems appropriate to reflect a change or modification of the Company in accordance with the terms of this Agreement; and

          (c)   all conveyances and other instruments that the Board deems appropriate to reflect the dissolution of the Company.

        The appointment by each Manager or any Person designated by the Board to act on its behalf for purposes of this Section 14.3 as such Member's attorney-in-fact shall be deemed to be a power coupled with an interest, in recognition of the fact that each of the Members under this Agreement will be relying upon the power of the Board to act as contemplated by this Agreement in any filing and other action by him, her or it on behalf of the Company, and shall survive the bankruptcy, dissolution, death, adjudication of incompetence or insanity of any Member giving such power and the transfer or assignment of all or any part of such Member's Interests; provided, however, that in the event of a Transfer by a Member of all of its Interest, the power of attorney given by the transferor shall survive such assignment only until such time as the transferee shall have been admitted to the Company as a substituted Member and all required documents and instruments shall have been duly executed, filed, and recorded to effect such substitution.

        14.4    Consent to Jurisdiction.    All actions, suits or proceedings arising out of or based upon this Agreement or the subject matter of this Agreement shall be brought and maintained exclusively in the federal courts located in the State of Minnesota. Each of the parties hereby by execution of this Agreement (a) hereby irrevocably submits to the jurisdiction of the federal courts located in the State of Minnesota for the purpose of any action, suit or proceeding arising out of or based upon this Agreement or the subject matter of this Agreement and (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding, any claim that he or it is not subject personally to the jurisdiction of the above-named court that he or it is immune from extraterritorial injunctive relief or other injunctive relief, that its property is exempt or immune from attachment or execution, that any such action, suit or proceeding may not be brought or maintained in one of the above-named courts and should be dismissed on the grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, should be stayed by virtue of the pendency of any other action, suit or proceeding in any court other than one of the above-named courts, or that this Agreement or the subject matter of this Agreement may not be enforced in or by any of the above-named courts. Each of the parties hereto hereby consents to service of process in any such suit, action or proceeding in any manner permitted by the laws of the State of Minnesota, agrees that service of process by registered or certified mail, return receipt requested, at the address specified in or pursuant to Section 14.2 of this Agreement is reasonably calculated to give actual notice and waives and agrees not to assert by way of motion, as a defense or otherwise, in any such action, suit or proceeding any claim that service of process made in accordance with Section 14.2 of this Agreement does not constitute good and sufficient service of process. The provisions of this Section 14.4 shall not restrict the ability of any party to enforce in any court any judgment obtained in the federal courts located in the State of Minnesota.

        14.5    Waiver of Jury Trial.    To the extent not prohibited by applicable law which cannot be waived, the Company and each Member hereby waives, and covenants that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any forum in respect of any issue, claim, demand, action or cause of action arising out of or based upon this agreement or the subject matter of this Agreement, whether now existing or hereafter arising and whether sounding in tort or contract or otherwise.

        14.6    Severability.    If any provision of this Agreement is determined by a court to be invalid or unenforceable, that determination shall not affect the other provisions of this Agreement, each of which shall be construed and enforced as if the invalid or unenforceable portion were not contained in this Agreement. Such invalidity or unenforceability shall not affect any valid and enforceable application thereof, and each such provision shall be deemed to be effective, operative, made, entered into or taken in the manner and to the full extent permitted by law.

        14.7    Table of Contents, Headings.    The table of contents and headings used in this Agreement are used for administrative convenience only and do not constitute substantive matters to be considered in construing this Agreement.

        14.8    No Third Party Rights.    Except as provided in Section 6.16, the provisions of this Agreement are for the benefit of the Company, the Board of Managers and the Members, and no other Person, including (without limitation) creditors of the Company, shall have any right or claim against the Company, the Board or any Member by reason of this Agreement or any provision of this Agreement or be entitled to enforce any provision of this Agreement.

[REMAINDER OF THIS PAGE BLANK]

        THIS AGREEMENT IS HEREBY ADOPTED BY THE UNDERSIGNED MEMBER AS OF THE DATE FIRST SET FORTH ABOVE.

MEMBER:	MIDWEST INVESTORS OF RENVILLE, INC.
	By:	/s/ DANA PERSSON
	Its:	President and Chief Executive Officer

Exhibit A

INITIAL MEMBER OF THE COMPANY

Member	Units

Midwest Investors of Renville, Inc.	One Class A Unit

QuickLinks

PROPOSED CONVERSION of Midwest Investors of Renville, Inc., a Minnesota cooperative (d.b.a. "Golden Oval Eggs") to a Delaware limited liability company
INFORMATION STATEMENT—PROSPECTUS TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE CONVERSION
SUMMARY
SUMMARY FINANCIAL INFORMATION
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
COMPARISON OF RIGHTS OF MEMBERS
THE SPECIAL MEETING
THE CONVERSION
THE MERGER AGREEMENT
INTERESTS OF CERTAIN PERSONS IN THE CONVERSION
SELECTED FINANCIAL DATA OF THE COOPERATIVE
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL EQUITYHOLDERS
DESCRIPTION OF MEMBERSHIP UNITS IN THE LLC
FEDERAL INCOME TAX CONSIDERATIONS
Estimate of Taxable Income, Gain and Loss by Shareholder Group
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS MIDWEST INVESTORS OF RENVILLE, INC. (D.B.A. "GOLDEN OVAL EGGS")
Independent Auditor's Report
MIDWEST INVESTORS OF RENVILLE, INC. d/b/a GOLDEN OVAL EGGS Statements of Operations For the Years Ended August 31, 2003, 2002 and 2001 (In Thousands, except per share data)
Statements of Changes in Patrons' Equity For the Years Ended August 31, 2003, 2002 and 2001
MIDWEST INVESTORS OF RENVILLE, INC. d/b/a GOLDEN OVAL EGGS Statements of Cash Flows For the Years Ended August 31, 2003, 2002 and 2001 (In Thousands, except per share data)
MIDWEST INVESTORS OF RENVILLE, INC. d/b/a GOLDEN OVAL EGGS Notes to Financial Statements August 31, 2003, 2002 and 2001 (In Thousands, except per share data)
MIDWEST INVESTORS OF RENVILLE, INC. d/b/a GOLDEN OVAL EGGS Statement of Operations For the Periods Ended November 30, 2003 and November 30, 2002 (In Thousands, except per share data)
MIDWEST INVESTORS OF RENVILLE, INC. d/b/a GOLDEN OVAL EGGS Statement of Cash Flows For the Periods Ended November 30, 2003 and November 30, 2002 (In Thousands, except per share data)
MIDWEST INVESTORS OF RENVILLE, INC. d/b/a GOLDEN OVAL EGGS Notes to Condensed Financial Statements November 30, 2003 and August 31, 2002
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers
  Item 21. Exhibits and Financial Statement Schedules
  Item 22. Undertakings
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS
  Appendix A
AGREEMENT AND PLAN OF MERGER
  Appendix B
CERTIFICATE OF FORMATION OF GOLDEN OVAL EGGS, LLC
  Appendix C
GOLDEN OVAL EGGS, LLC LIMITED LIABILITY COMPANY AGREEMENT DATED AS OF FEBRUARY 3, 2004

GOLDEN OVAL EGGS, LLC LIMITED LIABILITY COMPANY AGREEMENT
  Exhibit A
INITIAL MEMBER OF THE COMPANY